Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications made available to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on May 24, 2010, May 25, 2010, May 27, 2010 and May 28, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40—F for The Toronto—Dominion Bank and the 2009 Annual Report on Form 10—K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto—Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www .sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6 th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES
OF THE TORONTO-DOMINION BANK ON MAY 28, 2010
1. The bar set high, big banks fail to clear it The Globe and Mail
Canada’s banks are suffering from the burden of great expectations. Financial results from four of the six big Canadian banks Thursday suggest that the North American economy has begun to improve. The clearest sign: consumers and businesses are doing a better job of keeping up with loan payments, allowing the banks to significantly reduce the amount of money they set aside to cover bad debts and report sharply higher profits than a year ago. Ed Clark, Bharat Masrani and Tim Hockey quoted. See full story
2. VIDEO CLIP: BNN — Headline Business News Network
BNN speaks with TD Bank’s CFO Colleen Johnston about the bank’s latest earnings and acquisitions. See link to video
3. Canada’s Banks in the Black -— Robust Economic Growth Helps Pare Loss Provisions, but Weaknesses Remain The Wall Street Journal
Canada’s banks drew on the country’s strong economic performance to post another quarter of good results. They also said they had minimal exposure to European nations and financial institutions. Ed Clark quoted. Similar articles in National Post, The Toronto Star, The Courier Post (Cherry Hill, NJ), and from Bloomberg, The Canadian Press, CBC, and Reuters. See full story
4. RBC SET FOR NEW RULES: NIXON; CIBC and Royal profits fall short of estimates National Post
Gord Nixon, chief executive of Royal Bank of Canada, said it’s still too early to predict what the new global financial rules being mulled over by governments and regulators around the world will ultimately look like or how they will affect banks’ market values. But whatever happens, he said he is confident that Canada’s largest bank will be better able to cope with the changes than its peers. TD mentioned. See full story
5. Canadian banks: Go big or go home Fortune
With many of their rivals on the ropes, Canada’s major banks are nicely positioned to catapult into the top tier of U.S. financial institutions — for the first time ever. TD mentioned. See full story
6. Banques: des profits en hausse, mais pas assez [Banks: profits up, but not enough] La Presse
Très bien, mais pourrait faire mieux. C’est ainsi que se lit le bulletin du deuxième trimestre de la Banque Royale, de la CIBC et de la TD, qui ont toutes les trois rapporté hier des profits inférieurs aux attentes. [Very good, but could do better. Thus reads the entry of the second quarter of Royal Bank, CIBC and TD have all three reported yesterday a profit below expectations.] See full story
7. Résultats trimestriels — Les banques ont fait plus de profits, sauf la Nationale, dont les bénéfices stagnent [Quarterly Results — Banks have more profits, but the National, whose profits stagnate] Le Devoir
La Banque Nationale se retrouve à la traîne de son industrie, avec des profits en définitive inchangés au deuxième trimestre. Cette relative stationnarité détonne avec la forte poussée observée dans les résultats des autres banques. [National Bank finds itself lagging behind the industry, with profits relatively unchanged in the second quarter. This relative stagnation clashes with the surge observed in the results of other banks.] See full story
8. Flaherty reins in online insurance promotion by banks; ‘Level playing field’; Insurance brokers say move protects, empowers consumers National Post (Canwest)
Finance Minister Jim Flaherty said yesterday he will tighten regulations to limit the ability of Canadian banks to sell insurance online. See full story
9. Divesting Quebec National Post

The federal government has introduced a draft bill in the House of Commons for the establishment of a Canadian securities regulator. We are opposed to this bill. In our opinion, the bill is unnecessary in light of the effectiveness of the current framework administered by the provincial regulators. As well, we believe it would have a negative impact on the financial sector, issuers and economic activity in certain regions of the country, including Quebec. See full story
10. A national regulator, not a federal one National Post
Sir John A. Macdonald borrowed the phrase which says it best: Less is more. Governments would do well to practice such a wise adage, especially when it comes to securities regulators. Do 33 million Canadians really need 13 securities regulators? Pierre Lortie argues that we do (A Federal Travesty, May 21). Written by Jim Dinning, Alberta’s treasurer from 1992-97. See full story
11. Commission unique : Flaherty reçoit quelques appuis [Single regulator: Flaherty receives some support] Finance et investissement
La commission unique soulève les passions depuis quelques semaines et le gouvernement fédéral reçoit finalement quelques appuis de la part de la communauté financière canadienne après avoir déposé hier son projet de loi sur la question. [The single commission has raised passions in recent weeks and the federal government finally received some support from the Canadian investment community yesterday after tabling a bill on the issue.] See full story
12. Investment Fund Suing for $61 Million Lost in Rothstein Scheme Daily Business Review
An investment fund claiming a $61 million loss in Scott Rothstein’s phony settlement financing scheme is suing the convicted felon and TD Bank, claiming the money disappeared in the final two months before the fraud came crashing down. Rebecca Acevedo (Corporate and Public Affairs, TD Bank) quoted. See full story
13. CIBC equity issuance picking up The Globe and Mail (Streetwise blog)
The second quarter was one of the weakest that CIBC has had when it comes to new-issue equity finance, Richard Nesbitt, the head of CIBC World Markets, told analysts on Thursday. See full story
14. Visa’s PayWave catching on in Canada Contactless News
Visa’s contactless payWave system has seen steady growth in Canada as more and more merchants implement the new payment technology. TD Canada Trust mentioned. See full story
15. Province may curb free drugs for seniors; The Toronto Star
Ontario is open to tinkering with drug co-payments for seniors and others on taxpayer-funded pharmacare programs as it looks for ways to curb the rapidly increasing cost of health care, Health Minister Deb Matthews says. Similar articles appear in The Globe and Mail, Ottawa Sun, Winnipeg Free Press, and CBC. Don Drummond and Derek Burleton (TD Economics) mentioned. See full story
16. Editorial: Health budget unsustainable The Toronto Star
When asked what’s most important to them, Ontarians routinely rank health care at the top of their list. It is frightening, then, to learn that spending on our health-care system is growing at an unsustainable rate. TD Economics mentioned. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories

1. The bar set high, big banks fail to clear it
The Globe and Mail
05/28/2010
TARA PERKINS and GRANT ROBERTSON
Pg. B1
Canada’s banks are suffering from the burden of great expectations.
Financial results from four of the six big Canadian banks Thursday suggest that the North American economy has begun to improve. The clearest sign: consumers and businesses are doing a better job of keeping up with loan payments, allowing the banks to significantly reduce the amount of money they set aside to cover bad debts and report sharply higher profits than a year ago.
But the bar was set so high that it wasn’t enough to impress the markets, as three of the country’s major lenders missed analysts’ profit estimates because of lower revenues and a stronger Canadian dollar, which cut into the profitability of their foreign operations.
The biggest miss came from the largest bank, Royal Bank of Canada . Its shares dropped 4.4 per cent to close at $56.85 on an otherwise strong day for stock markets. Canadian Imperial Bank of Commerce also took a pounding, with its stock falling 4.3 per cent to $72.02.
“On balance they were disappointing,” John Kinsey, a portfolio manager at Caldwell Securities, said of the results from RBC, CIBC and Toronto-Dominion Bank. “Going forward it’s going to be a good year for them, but not what we thought after the first quarter.”
Investors viewed TD’s results as more benign than its counterparts, only taking 0.8 per cent off of its stock price Thursday. National Bank of Canada’s results were in line with expectations.
On the whole, more borrowers are making their payments and the banks’ provisions for credit losses came in much lower than forecasts. RBC’s provision for credit losses of $504-million was 48 per cent lower than a year ago. TD noted that its newly impaired loans, a leading indicator of future performance, were down in all of its lending portfolios.
Even in the United States, “the market appears to be stabilizing,” said Bharat Masrani, the head of TD’s U.S. bank.
When a loan goes into “workout” mode to be dealt with, there’s a higher likelihood a solution will be found quickly, he said.
“We have been surprised by the speed of the improvement in the United States,” added TD chief executive officer EdClark.
“We’re more optimistic about the economy on both sides of the border.”
And even though the specific amount that CIBC set aside to deal with losses in its credit card portfolio was higher than a year ago, it fell from the first fiscal quarter, thanks to fewer consumer bankruptcies.
Credit card loans are among the riskiest loans banks can make to consumers and CIBC has the largest Canadian credit card business.
Sonia Baxendale, the head of CIBC’s Canadian lending business, told analysts the bank tried to hold the size of that business steady over the past few quarters but will now resume a small amount of growth.
Despite the signals that the lending business is healing, the banks did inject a note of caution into their commentary.
TD, for instance, warned that even though the expected rise in interest rates should lift profit margins in its Canadian personal and business lending business, stiff competition on loan prices will lead to “more moderate revenue growth.”
And a number of bankers pointed out that mortgage growth should soften later this year as rates head higher. The head of TD’s Canadian lending business, Tim Hockey, said he thinks house prices could fall a bit next year.
On the capital markets side, trading revenues were below expectations. Trading revenue has been one of the key items keeping bank profits afloat through the financial crisis, with the banks taking advantage of volatility in markets to make significant money trading in areas like fixed income.
Bank of Montreal posted strong trading revenue Wednesday, giving analysts hope that the sector will be able to sustain this new revenue.
But Thursday’s results argue that might not be the case.
***********
How they fared

	2010	2009

Revenue	$2.9-billion	$2.2-billion
Profit	$660-million	($51-million)
EPS	$1.59	(24)
Loss prov.	$316-million	$394-million
ROYAL BANK OF CANADA

Revenue	$6.97-billion	$6.76-billion
Profit	$1.33-billion	($50-million)
EPS	88	(7)
Loss prov.	$504-million	$974-million
TORONTO-DOMINION

Revenue	$4.77-billion	$4.32-billion
Profit	$1.18-billion	$545-million
EPS	$1.30	59
Loss prov.	$365-million	$772-million
NATIONAL BANK OF CANADA

Revenue	$1.1-billion	$1-billion
Profit	$261-million	$241-million
EPS	$1.50	$1.41
Loss prov.	$36-million	$41-million
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2. VIDEO CLIP: BNN — Headline
Business News Network
05/27/2010
To play clip in a separate window, click here.
Program: Headline
Station: Business News Network
Date: 5/27/2010
BNN speaks with TD Bank’s CFO Colleen Johnston about the bank’s latest earnings and acquisitions.
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3. Canada’s Banks in the Black -— Robust Economic Growth Helps Pare Loss Provisions, but Weaknesses Remain
The Wall Street Journal
05/28/2010
CAROLINE VAN HASSELT
Pg. C2
Canada’s banks drew on the country’s strong economic performance to post another quarter of good results. They also said they had minimal exposure to European nations and financial institutions.
Royal Bank of Canada, the country’s largest bank by assets, and Canadian Imperial Bank of Commerce, the fifth biggest, recorded profits in the second quarter after year-earlier losses. Toronto-Dominion Bank, ranked No. 2, said profit more than doubled on strength in its domestic consumer bank and a 55% increase in earnings from its U.S. operations.
Record-low interest rates continued to spur consumer loans and mortgages. Canada’s robust economy, on pace to grow 5.5% in the first quarter, helped banks trim loan-loss provisions and supported them in weaker areas, such as capital-markets activity and trading. Still, the weak spots led to the banks missing expectations, hurting their shares.
“The results are still good but not as good as expected,” said Todd Johnson, a portfolio manager at BCV Asset Management Inc. in Winnipeg. “It’s just when you set yourself up by consistently beating expectations, eventually when you miss, people will hit the sell button.”
Royal Bank earned C$1.33 billion, or 88 Canadian cents a share. Per-share core cash earnings were 96 Canadian cents, well short of the Thomson Reuters mean estimate of C$1.09. Revenue rose 3% from a year ago, but declined 5% from the first quarter. Loan-loss provisions were C$504 million compared to C$974 million.
Profit in Canada rose 27%, while in the U.S., where it owns Raleigh, N.C.-based RBC Bank, it earned C$38 million versus a year-earlier loss of C$1.24 billion. Trading revenue dropped 49% from a year earlier and fell 36% sequentially, as global banks, having repaired their balance sheets with taxpayers’ money, returned to the markets. Profit from its wealth-management business fell 29% from an accounting issue related to currency conversion. Excluding the accounting issue, profit rose 20%.
CIBC had net income of C$660 million, or C$1.59 a share. Adjusted cash earnings, a non-GAAP measure, came in at C$1.46 a share, below the C$1.50 mean estimate. Revenue rose 35% from a year earlier on loan and wealth-management fees, although capital-markets revenues fell 18%. Loan-loss provisions declined 20%.
TD’s profit more than doubled to C$1.18 billion, or C$1.30 a share. Revenue rose 10% from a year ago, but declined 5% from the first quarter.
The bank, which recently acquired three failed Florida banks and last week agreed to buy Greenville, S.C.-based South Financial Group Inc. to expand its U.S. footprint, lowered its provisions for U.S. credit losses by 37%. “We’re getting lots of good signs out of the U.S.,” said TD Chief Executive Ed Clark.
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4. RBC SET FOR NEW RULES: NIXON; CIBC and Royal profits fall short of estimates
National Post
05/28/2010
JOHN GREENWOOD
Pg. FP1
Gord Nixon, chief executive of Royal Bank of Canada, said it’s still too early to predict what the new global financial rules being mulled over by governments and regulators around the world will ultimately look like or how they will affect banks’ market values. But whatever happens, he said he is confident that Canada’s largest bank will be better able to cope with the changes than its peers.
The ones likely to have biggest impact are the new capital requirements being laid out under the Basel process.
Speaking on a conference call with analysts yesterday, Mr. Nixon said he thinks Royal is “extremely well-positioned relative to whatever those rules might be” and that the bank will likely be able to pass on to its customers many of the costs associated with meeting the new standard.
And in the United States where major rule changes are imminent, Mr. Nixon said he is “pretty comfortable” that Royal can manage around the changes so they won’t have “a significant impact” on the bank’s operations.
But some observers are questioning whether the push for international regulatory reform will even go ahead now that the world is dealing with a new crisis around European debt.
“I’m beginning to think that the Basel overhaul may be pushed out,” said Darko Mihelic, an analyst at Cormark Securities.
Banks around the world that lent money to Greece, Spain and other so-called Club Med countries are likely facing significant losses over the next few years. Forcing them to cope with new regulations at the same time would not make a lot of sense politically or from a regulatory perspective, Mr. Mihelic said, adding that delaying the rule update would be the only logical thing to do.
The comments came the same day Royal, Canadian Imperial Bank of Commerce and Toronto-Dominion Bank reported second-quarter results that fell short of analyst estimates.
“Overall we view these as disappointing results ... especially from RBC, and to a lesser extent TD,” said Brad Smith, an analyst at Stonecap Securities. “They are particularly disappointing given the strong outperformance we saw from Bank of Montreal yesterday.”
For the three months ended April 30, RBC had net income of $1.329-billion, or 88 a share, compared with a loss of $50-million (7) as the bank took a $1-billion goodwill impairment charge related to its U.S. operation.
Core cash earnings per share, which include the amortization of intangibles, came in at 94. Analysts were expecting a per-share profit of $1.09, according to Thomson Reuters I/B/E/S.
Shares in RBC fell $2.62, the largest drop in 10 months, ending the session at $56.85.
CIBC had a profit of $660-million ($1.59) compared with a loss of $51-million (24) in the same period last year. Adjusted earnings of $1.46 a share missed consensus analyst expectations of $1.50 a share, according to a survey by Thomson Reuters. It was the CIBC’s biggest profit since the fourth quarter of 2007.
TD posted net income of $1.176-billion ($1.30) compared with $545-million (59) in the same year-ago period. Analysts had expected profit of $1.38 a share, according to Thomson Reuters.
Expectations for a breakout quarter were fuelled partly by U.S. banks’ results that benefitted greatly from strong trading revenue. But Canadian banks did not follow suit and they were also affected by the volatility in the Canadian dollar.
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5. Canadian banks: Go big or go home
Fortune
05/28/2010
ERIK HEINRICH
With many of their rivals on the ropes, Canada’s major banks are nicely positioned to catapult into the top tier of U.S. financial institutions — for the first time ever.
The main reason is that the country’s banks famously skated through the subprime and derivatives meltdown of 2008 with no government bailouts and comparatively few writedowns. As a result they replaced their Swiss rivals as the international standard for banking excellence and readied themselves for cherry-picking the best assets in the distressed banking industry south of the border.
On the surface, it looks like they’re on a U.S. buying spree. Since mid-April, three major Canadian banks — TD Bank Financial Group, Bank of Montreal (BMO) and Bank of Nova Scotia — have collectively acquired six failed U.S. institutions. All the acquisitions were cautiously negotiated with the U.S. Federal Deposit Insurance Corp. (FDIC), which is taking on a heavy share of the potential loan losses.
But critics say the Big Five are playing it too safe, content to remain third- and fourth-string players in the U.S. markets where they operate, when they should be aiming for the No. 1 spot. If ever there was a time to do it, it’s now, but Canadian banks don’t seem to have the nerve to bust out and become truly global players.
That kind of reticence from the boardroom could be fatal for the future of Canada’s major banks, who run the risk of growing stagnant behind cushy domestic regulations that make it impossible for foreign rivals to compete on an equal footing. Consider that the six recent acquisitions add up to a mere US$22 billion in new assets for the buyers. That’s about 1% of total assets for these pillars of Toronto’s Bay Street — little more than a token gesture to make it seem Canada’s banks are not entirely asleep at the wheel.
Analyst Michael Goldberg with Toronto-based Desjardins Securities agrees the U.S. market offers a rich opportunity for Canada’s super-capitalized banks. “ TD in recent years has been most aggressive in building its U.S. franchise,” he says. “But reaction has been mixed. Some investors are very skeptical anytime Canadian companies buy anything in U.S.”
Earlier this month, TD Bank (TD) acquired South Financial Group for US$61 million, adding more than 100 branches to its 1,000-plus locations in the Maine-to-Florida corridor. This follows on the heels of buying three small Florida-based institutions closed by regulators.
BMO (BMO), which bought assets of failed Illinois lender Amcore Bank, adds 52 branches in Illinois and Wisconsin, building on an existing network of 288 branches at its Harris subsidiary. Toronto-based BMO made its big U.S. push with its C$718 million (US$682.1 million) acquisition of Harris in 1984. It has since spent about C$2.5 billion (US$2.4 billion) buying U.S. banks, but only reached the No. 3 spot in Illinois by deposits.
Scotiabank (BNS) is the third Canadian lender to take advantage of U.S. government-assisted acquisitions, snapping up R-G Premier Bank of Puerto Rico, building on the 17 branches it already has on the Caribbean island. However rival Banco Popular de Puerto Rico acquired the deposits of Westernbank at the same time, securing its position as the largest insured bank on the island, despite the fact that Scotiabank has been doing business in tiny Puerto Rico for 100 years.
Canada’s big banks can afford to casually dabble in foreign markets because their domestic operations are reliable money-making machines that deliver billions of dollars in profit quarter after quarter.
But those profits come at the expense of Canadian consumers and small businesses, poorly served by a clubby group of banks whose domestic operations are perhaps the least competitive in the Organization for Economic Co-operation and Development (OECD), an international group of 31 developed countries, including the U.S., Australia and South Korea, with free-market economies.
If Canada’s major banks are not prepared to go big in the U.S., they should just pull stakes and go home.
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6. Banques: des profits en hausse, mais pas assez [Banks: profits up, but not enough]
La Presse
05/28/2010
HÉLÈNE BARIL
Très bien, mais pourrait faire mieux. C’est ainsi que se lit le bulletin du deuxième trimestre de la Banque Royale, de la CIBC et de la TD, qui ont toutes les trois rapporté hier des profits inférieurs aux attentes.
Malgré d’excellents résultats liés à l’amélioration des conditions économiques, deux des trois institutions financières ont vu leurs titres dégringoler en Bourse à cause de la déception du marché.
À tout seigneur, tout honneur, c’est la Banque Royale, plus importante des banques canadiennes, qui a souffert le plus. Il faut dire que la Royale déçoit les attentes du marché pour le deuxième trimestre consécutif. Son titre était en baisse de plus de 4% après la publication des résultats. Il a fini à journée à 56,86$, en baisse de 2,64$.
La Royale affiche un profit de 1,33 milliard pour le deuxième trimestre terminé le 30 avril, comparativement à une perte de 50 millions pour la période correspondante de l’an dernier. En 2009, les résultats avaient été affectés par une charge spéciale de 1 milliard liée aux activités de la banque aux États-Unis.
Le bénéfice net par action est de 96 cents, alors que les analystes consultés par Bloomberg attendaient 1,08$. Les provisions pour pertes sur prêts sont en baisse de 48% par rapport à l’an dernier. La force du dollar canadien, qui a réduit le bénéfice des activités américaines, a toutefois affecté les résultats, a fait savoir la direction de la Royale.
Banque TD
La Banque TD, de son côté, rapporte une hausse de son profit net de 545 millions l’an dernier à 1,18 milliard. À 1,36$ par action, le profit net est tout de même inférieur de 4 cents à ce que prévoyaient les analystes. Les activités de détail au Canada ont été très rentables, avec un profit record de 761 millions, en hausse de 29%, mais la force du dollar a réduit la rentabilité des activités de détail aux États-Unis de 55 millions.
La TD a aussi réduit ses provisions pour pertes de 772 millions il y a un an à 365 millions.
L’action de la Banque TD, après avoir pris une tendance à la baisse, a gagné 57 cents pour clôturer à 73,37$.
La CIBC affiche un profit de 660 millions au deuxième trimestre, son profit le plus élevé depuis le quatrième de 2007. L’an dernier à pareille date, la banque avait déclaré une perte de 51 millions.
Malgré cette amélioration, le profit par action de 1,46$ est inférieur aux attentes des analystes, qui tablaient sur 1,49$. Le titre de la CIBC a perdu 3,27$ dans la journée d’hier, soit 4,34%, à 72,02$.
La bonne tenue de l’économie canadienne, et le rétablissement de l’économie américaine, expliquent l’amélioration des résultats des banques. La croissance de l’économie canadienne a été de 5,4% au premier trimestre.
Mercredi, la Banque de Montréal a surpassé les attentes du marché avec des profits qui ont plus que doublé au deuxième trimestre. La Banque Laurentienne, pour sa part, a rapporté une augmentation de 36% de sa rentabilité.
La Banque Scotia, la seule des sept principales banques canadiennes à ne pas avoir publié ses résultats du deuxième trimestre, le fera la semaine prochaine.
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7. Résultats trimestriels — Les banques ont fait plus de profits, sauf la Nationale, dont les bénéfices stagnent [Quarterly results — bank
Le Devoir
05/28/2010
GÉRARD BÉRUBÉ
La Banque Nationale se retrouve à la traîne de son industrie, avec des profits en définitive inchangés au deuxième trimestre. Cette relative stationnarité détonne avec la forte poussée observée dans les résultats des autres banques.

La Nationale a mis un terme à son deuxième trimestre, clos le 30 avril, avec un bénéfice net de 261 millions (1,50 $ par action), contre 241 millions (1,41 $ l’action) au trimestre correspondant de 2009, produisant un rendement sur fonds propres de 18% . En excluant les éléments particuliers, comprenant essentiellement des charges liées aux papiers commerciaux adossés à des actifs (PCAA), le bénéfice du deuxième trimestre de 2009 se situe à 261 millions.
Après six mois, le bénéfice de la BN atteint 476 millions (2,72 $), contre 310 millions (1,77 $ l’action) un an plus tôt. En excluant les éléments non récurrents, le bénéfice net du premier semestre de 2010 s’établit à 529 millions, contre 514 millions. Les éléments particuliers renferment notamment une sanction administrative de 75 millions liée aux PCAA, ainsi qu’un engagement de crédit envers les clients détenant du PCAA de 86 millions, peut-on lire dans les états financiers de l’institution.
À titre de comparaison, la Banque Royale a annoncé hier un bénéfice net de 1,33 milliard (88 ¢ par action), comparativement à une perte de 50 millions au deuxième trimestre de 2009. Ce dernier résultat renfermait une charge pour dépréciation de l’écart d’acquisition de 1 milliard dans le segment Services bancaires internationaux.
La Banque Royale a inscrit un rendement sur fonds propres de 15,8% et souligné que la vigueur du dollar canadien a eu un impact négatif sur ses revenus et ses bénéfices, particulièrement dans les secteurs des marchés de capitaux et de la gestion de patrimoine, en produisant une baisse de revenus de 534 millions et un recul du bénéfice net de 82 millions. En revanche, une amélioration de la qualité du crédit explique que la dotation à la provision pour pertes sur créance a été ramenée à 504 millions, en baisse de 470 millions, ou de 48% , par rapport au deuxième trimestre de l’exercice précédent.
Après six mois, le bénéfice net s’établit à 2,83 milliards, contre 1,06 milliard au premier semestre de 2009.
Pour sa part la TD a surpris avec un doublement de son bénéfice net, qui passe de 545 millions à 1,18 milliard, ou de 59 ¢ l’action à 1,30 $ par action entre les deuxièmes trimestres de 2009 et de 2010. Le rendement sur fonds propres du trimestre s’est élevé à 13% . «Nos activités américaines ont livré de meilleurs résultats, en dépit d’un paysage économique qui demeure moins robuste qu’au Canada», a souligné le président et chef de la direction, Ed Clark.
Au cumul après six mois, le bénéfice net de la TD se chiffre à 2,47 milliards, contre 1,2 milliard un an plus tôt.
Autre banque à dévoiler ses résultats trimestriels hier, la CIBC a inscrit un bénéfice net de 660 millions (1,59 $ par action) au deuxième trimestre, contre une perte de 51 millions (24 ¢ l’action) au trimestre correspondant de 2009. Son rendement sur fonds propres a été de 18,8% . Pour les six premiers mois, le bénéfice de la CIBC atteint 1,31 milliard, contre 96 millions au premier semestre de 2009.
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8. Flaherty reins in online insurance promotion by banks; ‘Level playing field’; Insurance brokers say move protects, empowers consumers
National Post (Canwest)
05/28/2010
ANDREW MAYEDA
Pg. FP2
Finance Minister Jim Flaherty said yesterday he will tighten regulations to limit the ability of Canadian banks to sell insurance online.
In a letter to the Canadian Bankers Association, the Minister said the new rules will prohibit banks from selling non-authorized insurance on their websites. Banks will also be banned from using their websites to link to sites of subsidiaries that sell non-authorized insurance .
Mr. Flaherty said the new regulations will clearly distinguish between authorized financial products, such as credit and travel-related insurance , and non-authorized products, such as life, property and casualty insurance .
“Our job is to make sure there’s a level playing field for the distribution of insurance products,” Mr. Flaherty told reporters in a conference call from Peru, where he was meeting finance ministers from the Americas and the Caribbean.
The question of which financial products Canadian banks should be able to sell has been a subject of vigorous debate for decades. In the early 1990s, as part of a series of federal reforms that knocked down the traditional walls between banks and insurers, the federal government allowed banks to operate insurance arms, on condition they didn’t sell insurance products at bank branches.
But with many Canadians now doing their banking online, the definition of what constitutes a “branch” has become less clear. Several of Canada’s biggest banks now advertise insurance on their websites.
Royal Bank of Canada’s personal and business banking site, for example, contains an “ insurance “ heading that allows visitors to get more information on RBC’s travel, mortgage and loan insurance products. A link called “more insurance information” takes visitors to the home page of RBC Insurance , where they can find out about life, home and auto insurance .
Under the proposed rules, RBC will be able to link to its insurance subsidiary, but only from RBC’s corporate home page, rather than its personal and business banking site.
Last October, Mr. Flaherty warned the banks he was prepared to bring in tougher regulations if banks did not stop promoting non-authorized products on their sites.
In his letter released yesterday, Mr. Flaherty said the changes “were made necessary by evolving use of technology by banks.” The letter was also sent to the Insurance Brokers Association of Canada, which has lobbied the government to clamp down on the banks, as well as the Trust Companies Association of Canada. The new rules also apply to federally regulated trust and loan companies.
A spokesman for the Canadian Bankers Association said individual banks “will be reviewing these new rules to determine how they will affect their own online operations and what they need to do to comply with the rules.”
“Our position has always been that consumers benefit when there is choice and competition in the insurance market, and we are concerned when restrictions on that choice and competition harm consumers’ interests. That said, clearly banks in Canada comply with all aspects of the government’s insurance regulations,” spokesman Andrew Addison said in an email.
However, a spokesman for the Insurance Brokers Association said the decision both “protects and empowers consumers.” “The minister is to be recognized for extending consumer protection to the Internet, as this is simply an extension of the branch,” spokesman Steve Masnyk said in an email.
“The rules are currently silent when it comes to the web, and he is making sure the correct ones for consumers are in place.”
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9. Divesting Quebec
National Post
05/28/2010
Pg. FP11
The federal government has introduced a draft bill in the House of Commons for the establishment of a Canadian securities regulator. We are opposed to this bill. In our opinion, the bill is unnecessary in light of the effectiveness of the current framework administered by the provincial regulators. As well, we believe it would have a negative impact on the financial sector, issuers and economic activity in certain regions of the country, including Quebec.
In the past decade, the provincial regulators have taken measures to harmonize securities regulation across Canada. This major initiative has led in particular to the creation of the passport system that enables an issuer to raise capital in multiple Canadian jurisdictions and meet its regulatory requirements by dealing only with its principal regulator. The provincial regulators have thus adopted substantially harmonized regulations while addressing the regional needs of the country. This collaborative effort has succeeded in building a framework that delivers all the benefits of a centralized system, but without its disadvantages.
The Canadian securities regulatory framework has been widely recognized internationally for its effectiveness. In fact, the Organization for Economic Cooperation and Development (OECD) ranks Canada second in the world for the quality of securities regulation, while the World Bank ranks the country fifth for the quality of investor protection, ahead of the United Kingdom. As well, as Finance Minister Jim Flaherty has rightly pointed out on several occasions, the strength of our securities regulatory framework has helped Canada weather one of the worst financial crises in history, better than most other industrialized countries.
We are deeply concerned about the adverse consequences that the federal government proposal would have on Quebec’s financial sector and economy, as well as on Montreal as a financial centre. Inevitably, the establishment of a single securities regulator would divest Quebec of decision-making authority. The province would lose its ability to introduce innovative structures, such as it did with derivatives, respond in a timely manner to the specific needs of Quebec businesses or take urgent action in financing matters, particularly with respect to small-and medium-sized enterprises. In addition, the proposal would automatically move regulatory activities outside Quebec, without enhancing protection for investors. As highlighted in a recent SECOR study, this shift would result in the loss of hundreds of well-paid and value-added jobs that provide corporate and regulatory support (lawyers, accountants, actuaries, computer specialists, etc.).
We are therefore asking the Government of Canada to forgo its proposal to establish a national securities regulator. In our opinion, the best approach to further strengthening the securities regulatory framework in Canada is to bolster collaboration between the federal and provincial authorities. Every effort must be made to ensure that the benefits gained through regulatory harmonization by the provinces in the past decade are not jeopardized as a result of a futile debate over powers and structures.
Francoise Bertrand, CEO, Federation des chambres de commerce du Quebec
Jean-Pierre Thomassin, director-general, Association de l’exploration miniere du Quebec
Andree Corriveau, president, Association des femmes en finance du Quebec
Me Pierre Chagnon, Batonnier du Quebec , Barreau du Quebec
Michael Sabia, president and CEO, Caisse de depot et placement du Quebec
Alain Lemaire, president and CEO, Cascades

Michel Leblanc, president and CEO, Chambre de commerce du Montreal metropolitain
Liliane Laverdiere, president, Chambre de commerce de Quebec
Luc Labelle, president and chef de l’exploitation, Chambre de la securite financiere
Jean Lambert, president, Chambre des notaires du Quebec
Yves-Thomas Dorval, president, Conseil du Patronat du Quebec
Francoise Bertrand, president, Federation des Chambres de commerce du Quebec
Leopold Beaulieu, president and directeur general, Fondaction
Yvon Bolduc, president and director-general, Fonds de solidarite FTQ
Marc Dutil, president and chef de l’exploitation, Groupe Canam
Francois J. Coutu, president and CEO, Groupe Jean Coutu
Yvan Allaire, chairman, Institut de la gouvernance d’organisations privees et publiques
Jocelyne Houle-Lesarge, president, director-general and secretary, Institut quebecois de planification financiere
Rene Rouleau, chairman and CEO, La Capitale Groupe financier
Claude Beland, president, Mouvement d’education et de defense des actionnaires (MEDAC)
Pierre-Karl Peladeau, president and CEO, Quebecor
Rene Hamel, president and director-general, SSQ, Societe d’assurance-vie
Jean-Marc Eustache, chairman, president and CEO, Transat A.T. Inc.
Francois Olivier, president and CEO, Transcontinental Inc.
Gerald Tremblay, Mayor, Ville de Montreal
Regis Labeaume, Mayor, Ville de Quebec
Jean-Marc Fortier, partner, Robinson Sheppard Shapiro s.e.n.c.r. l/LLP
Pierre Fortin, economist, UQAM
Jean La Couture, administrator, president and director-general, Regroupement des assureurs de personnes a charte du Quebec
Dr. Jacques Saint-Pierre, Professor, Universite Laval

Andrew Molson, vice-chairman, Molson Coors Brewing Co.
Alain Bouchard, president and CEO, Alimentation Couche-Tard inc.
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10. A national regulator, not a federal one
National Post
05/28/2010
JIM DINNING
Pg. FP11
Sir John A. Macdonald borrowed the phrase which says it best: Less is more. Governments would do well to practice such a wise adage, especially when it comes to securities regulators. Do 33 million Canadians really need 13 securities regulators? Pierre Lortie argues that we do (A Federal Travesty, May 21).
The needs of an effective market in a modern economy point to the need for just one regulator.
First of all, Canadian markets including investors, issuers, traders, and financial institutions — need a regulatory framework that can keep up with the head-spinning investment products and services produced globally. Regulators have to be able to respond quickly to change, modifying existing rules or bringing in new ones. But speed does not characterize the system today. There are indeed benefits to collaboration, as Mr. Lortie points out, but that can be built into a national regulator.
Second, we need a regulatory framework that can act quickly in the face of systemic risk. The tangled integration of global markets exposes all our economies to unpredictable shocks and volatility, just as we saw in 2008. We need our financial regulators to better monitor these peril-creating events and act quickly to protect Canadians and their marketplace. But a system of 13 securities regulators can’t keep up; it’s almost built to frustrate effective action. Canada came through the past financial crisis in reasonably good shape. We may not be so fortunate next time. We need to streamline the structure to help make rapid decisions.
Third, we need a regulatory framework that can speed up reforms required by structural changes coming at us, largely from rapidly evolving technologies. The existing system is not designed to accommodate that, lacking both co-ordination and depth of expertise. Take for example, the regulatory response—or lack of one— to the six electronic alternative trading systems operating in Canadian equity markets for the past three years or so. These platforms have captured more than 30% of trading volume from the Toronto Stock Exchange. Yet regulators have not effectively addressed fairness, efficiency and transparency concerns in multiple markets.
All of these requirements for a modern regulatory structure ultimately matter to rank-and-file investors. A market that fails to address these concerns is a market that will be unable to earn and retain the confidence of retail investors.
To justify the regulatory status quo, Mr. Lortie raises the federal boogeyman. Let’s clear that up: This is a national regulator that’s being proposed, not a federal regulator. The DNA of provincial and regional markets must be integrated into the decision-making process, right from the outset.
When folks raise the red flag of an Ottawa intrusion, I’m reminded of the same diversionary tactics used in 1997, when 12 governments fixed the Canada Pension Plan and established the CPP investment fund managed by a CPP Investment Board. The result? A fund that sustains the future pensions of millions of Canadians, managed cooperatively at arms-length by all participating governments. The same governance model can work for the new single national regulator for Canadian capital markets. Ottawa has enough to do; it doesn’t need to run this one too.
Lortie also refers to Canada’s high standing in international rankings — second in the 2006 OECD Report and fifth in terms of investor protection in the 2008 World Bank 2008 Report. But neither of these reports measure the conduct of regulation (such as cost effectiveness, responsiveness, proportionality and avoidance of unintended consequences).
Well, good for us. Canada gets high marks because of our fair and just system of rule of law. What would we expect? But when it comes to our regulatory structure, international observers have something very different to say. The OECD pointed out in its study of Canada two years ago: “The current diversity of regulations, for example, each province has its own securities regulator, makes it difficult to maximize efficiency, and increases the risk that firms will choose to issue securities in other countries. A single regulator would eliminate the inefficiencies created by the limited enforcement authority of individual provincial agencies.”
Unquestionably, there are a lot of things right about the way Canada does things. But cost effectiveness in the capital-raising process could significantly improve with a regulatory framework that eliminates jurisdictional charges on reporting issuers for inter-provincial securities distribution.
Charles River Associates estimated in 2002 that additional costs to market participants, both issuers and registrants, were $128-million, or 36.5%, higher than they’d be under a single securities jurisdiction. That’s a major reason private market financings in Canada account for more than 80% of total small business equity offerings. And keep in mind, the additional costs of a fractured regulatory system ultimately get passed on to the average investor.
If we were to design our securities regulatory structure from scratch, we wouldn’t start with different regulators for every province and territory. We would design a structure that could address complex issues, keep up with change, and move quickly when required. That is the kind of system we need and Wednesday’s draft legislation is a good start.
- Jim Dinning, Alberta’s treasurer from 1992-97, is chairman of Canada West Foundation and Export Development Canada.
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11. Commission unique : Flaherty reçoit quelques appuis [Single regulator: Flaherty receives some support]
Finance et investissement
05/28/2010
La commission unique soulève les passions depuis quelques semaines et le gouvernement fédéral reçoit finalement quelques appuis de la part de la communauté financière canadienne après avoir déposé hier son projet de loi sur la question.
En tête des alliés du gouvernement, on retrouve la Banque Scotia, le Toronto Financial Services Alliance (TFSA) et l’Association canadienne du commerce des valeurs mobilières (ACCVM).
Par voie de communiqué, le président et directeur général de la Banque Scotia, Rick Waught, a souligné que « treize commissions des valeurs mobilières ne sont simplement pas en mesure d’assurer, à l’échelle internationale, l’évaluation, la réglementation et la coordination de risques systémique ».
Sans surprise, le TFSA, qui a pour mandat de promouvoir Toronto comme centre financier mondial, appuie également le projet. Selon l’association, la réglementation actuelle a un prix important pour les sociétés qui opèrent dans plusieurs juridictions en raison de la multiplication des coûts de conformité.
Quant à l’ACCVM, le nouveau système « améliorera l’efficience et l’intégrité des marchés canadiens et permettra au Canada de profiter des occasions qui se présenteront sur les marchés internationaux ».
Le cabinet du ministre des Finances du Québec a quant à lui poursuivi son combat contre le projet fédéral en continuant de marteler la position québécoise par voie de communiqué : « Nous ne sommes pas contre un système pancanadien, mais nous nous opposons à un système central contrôlé par le gouvernement fédéral. »
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12. Investment Fund Suing for $61 Million Lost in Rothstein Scheme
Daily Business Review
05/28/2010
An investment fund claiming a $61 million loss in Scott Rothstein’s phony settlement financing scheme is suing the convicted felon and TD Bank, claiming the money disappeared in the final two months before the fraud came crashing down.
A total of $30 million in investment funds from New York-based Emess Capital was cleaned out of Rothstein Rosenfeldt Adler’s TD Bank trust accounts in a six-day period just before the law firm chairman flew to Morocco, also the destination of a $16 million wire transfer by TD Bank, a federal racketeering lawsuit filed Wednesday claimed.
Emess received reassuring account printouts and meetings with Rothstein, TD Bank senior vice president Frank Spinosa, Weston, Fla., branch manager Rosanne Caretsky and Weston branch supervisor Ricardo Mejia about its investments and the safety of the accounts, Emess attorney David Mandel of Mandel & Mandel in Miami alleged in the suit assigned to U.S. District Judge Joan Lenard in Miami.
Emess now claims its dealings with the bank were riddled with “critical false and fraudulent representations” supporting Rothstein’s criminal ventures.
Asked about the lawsuit Thursday, TD Bank spokeswoman Rebecca S. Acevedo said, “We just received it and are reviewing the matter.”
Emess noted a similar suit filed by Coquina Investments, another investor in Rothstein’s $1.2 billion fraud, against him and the bank is pending before U.S. District Judge Marcia Cooke in Miami.
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13. CIBC equity issuance picking up
The Globe and Mail (Streetwise blog)
05/28/2010
TARA PERKINS
The second quarter was one of the weakest that CIBC has had when it comes to new-issue equity finance, Richard Nesbitt, the head of CIBC World Markets, told analysts on Thursday.
Debt finance also slowed during the quarter, which ran until the end of April, he said.
“New issues were down and there was one or two notable transactions that we were either not invited in or decided not to participate in that took us down slightly even further,” he said.
The good news, he told analysts, is that there has been a pretty substantial rebound in new-issue equity activity in May and CIBC has been a big part of that.
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14. Visa’s PayWave catching on in Canada
Contactless News
05/28/2010
Visa’s contactless payWave system has seen steady growth in Canada as more and more merchants implement the new payment technology.
Paywave, which enables Canadians to make quick and secure transactions by simply tapping their card against a POS reader, is already in place at many popular Canadian establishments, including SUBWAY, Second Cup, The Jean Coutu Group, Country Style and Coffee Time.
In addition, TD Canada Trust and RBC Royal Bank are now actively issuing Visa payWave cards to their customers. By the end of 2010, it is expected that there will be several million Visa payWave cards in the Canadian market.
Visa says it is also working with mobile network operators, phone and chip manufacturers to bring NFC-enabled mobile Visa payWave transactions to consumers.
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15. Province may curb free drugs for seniors;
The Toronto Star
05/28/2010
Pg. A8
Ontario is open to tinkering with drug co-payments for seniors and others on taxpayer-funded pharmacare programs as it looks for ways to curb the rapidly increasing cost of health care, Health Minister Deb Matthews says.
Doctors could also see more efforts to nudge them from a fee-for-service payment model to salaries, Matthews said Thursday in the wake of a TD Bank report warning of the “serious fiscal challenges” facing medicare.
The report said half of government spending on drugs goes to seniors with higher incomes, and suggested the wealthiest seniors get no drug coverage — an idea Matthews flatly rejected.
But while the minister said taxpayer-funded drugs for seniors, the disabled and welfare recipients would continue under a Liberal government, co-payments for seniors could change based on their income levels.
“We have a bit of that now. There are different premiums and co-pays for people at different income levels,” Matthews told reporters.
“Have we got that right? ...I think it’s something we can look at.”

Under the current system, senior citizens with incomes above $16,018 a year and couples with a combined income above $24,175 now pay their first $100 in prescription costs, and after that may pay up to the maximum of $6.11 in dispensing fees for each prescription.
Seniors with incomes below those levels may be asked to pay up to $2 for each prescription.
The TD report called for “bold” changes because at the current rate of growth, health-care costs would eat up 80 per cent of the government’s program spending by 2030, compared with 46 per cent now and 30 per cent in the 1990s.
“We need to have the conversation about the future of health care in Ontario,” said Matthews, echoing a line she has been using for months as the government has moved, as first reported in the Star, to tie hospital funding to services provided to patients and to link pay for hospital executives to patient outcomes.
Doctors should be paid more on a salary basis instead of on a fee-for-service basis to make them “better able to consider the cost-effectiveness of their treatment decisions,” said the TD report by well-known economists Don Drummond and Derek Burleton.
“I think that is something we should continue to really look at,” said Matthews, pointing out that many doctors on family health teams and in hospital emergency rooms are now on salary.
Speaking for doctors, the Ontario Medical Association said it is reviewing the TD report and recognizes the sustainability of health care funding is a “crucial issue.”
“We know that there is still more work to be done,” association president Dr. Mark MacLeod said in a statement, welcoming a public debate on reforming the system while protecting the interests of patients.
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16. Editorial: Health budget unsustainable
The Toronto Star
05/28/2010
Pg. A26
When asked what’s most important to them, Ontarians routinely rank health care at the top of their list. It is frightening, then, to learn that spending on our health-care system is growing at an unsustainable rate.
On its current trajectory, health care is set to consume 80 per cent of provincial program spending by 2030, up from 46 per cent today. That would bankrupt the government or crowd out every other service from schools to subways.
So change is coming. The only question is whether the government will follow the failed path of the 1990s and freeze or severely limit health spending, only to watch the quality of care decline sharply, or take the politically difficult steps necessary to keep costs down without compromising quality. A new report by TD Bankeconomists rightly urges the latter and puts forward 10 ideas for getting there. Most of their recommendations seek to boost “cost effectiveness.” This means not just getting more care for the dollar by using health professionals other than doctors to provide a wider range of services, but also providing smarter care to patients.
We’d all benefit from a health-care system that, through its funding structure, encouraged doctors and hospitals to avoid ordering batteries of tests or prescribing a potpourri of pills for patients.

Key to this is getting the computerization of health records back on track. Without an electronic health record, patients will continue to undergo needless tests or get unnecessary medications that can send them to emergency rooms with complications.
Ontario is already moving, albeit timidly, on many of the TD economists’ recommendations, including electronic health records (stalled by last year’s eHealth Ontario scandal) and patient-based hospital funding. Some of the economists’ other ideas will be politically difficult to implement, including putting doctors on salary (as opposed to fee for service) and making usage of the health-care system a taxable benefit. But taken as a package, the TD report is a clarion call to accelerate reforms already underway and begin a serious public debate about more controversial changes.
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Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc. (« South Financial »), la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc afin qu’ils l’examinent. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée et la circulaire de sollicitation de procurations ou le prospectus définitif lorsqu’il sera disponible, ainsi que les autres documents déposés auprès de la SEC, car ils contiennent des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire et ils pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif lorsqu’il sera disponible, ainsi que des autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande [à La Banque Toronto-Dominion, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 416-308-9030] ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, son avis de convocation à l’assemblée annuelle et sa circulaire de la direction sollicitant des procurations, qui a été déposée auprès de la SEC le 25 février 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de sa plus récente assemblée annuelle, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, seront inclus dans la circulaire d’information/le prospectus et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS THE TRANSCRIPT OF A VIDEO CLIP MADE AVAILABLE TO EMPLOYEES OF THE
TORONTO-DOMINION BANK ON MAY 28, 2010.
Colleen Johnston interview with Howard Green
“Headline” — Business News Network
5/27/2010
TD BANK IN THE PATH OF GROWTH
HOWARD GREEN (BNN-TV): Hello, I’m Howard Green. Well, it’s a busy day for bank watchers, Royal, CIBC and TD are reporting and the three did not live up to street expectations nonetheless they are all very profitable.
TD may have missed by a couple of cents, but it had adjusted net income of more than $1.2 billion, up about 200 million from the same quarter last year. All the key divisions reported stronger results, in particular the bread and butter retail banking division in Canada. Provisions for credit losses are also coming down.
But since the bank last reported, the Eurozone has unravelled causing global economic unease and TD has upped its bet on the U.S., picking up the remains of four banks there, adding 245 branches.
Joining us to discuss the latest is Colleen Johnston, TD’s CFO. Welcome back to the program, Colleen.
COLLEEN JOHNSTON (Chief Financial Officer, TD Bank Financial Group): Thanks, Howard. HOWARD GREEN: So the miss by a couple of cents, what was the problem there?
COLLEEN JOHNSTON: Well, let me start with what went right in the quarter. It was a fantastic quarter for retail earnings. As you say, TD Canada Trust was up 29%, another record quarter. Total Canadian Wealth was up 31%. The U.S. was up 45% in U.S. dollars and TD AMERITRADE performed well. So overall we had 1.2 billion in retail earnings. The wholesale earnings were a little shy...
HOWARD GREEN: So that was it. That was the miss?
COLLEEN JOHNSTON: ... in terms of expectations and our corporate segment loss was a little bit higher than expected. But the market has responded very positively to our numbers today and in fact our stock is up today.

And I think when you look at the fundamentals, very strong, credit losses, best performance in the last six quarters. So loan losses are down. We had a general allowance release, which is a good leading indicator that credit is performing well and our impaired loans have also performed better, the best performance in six quarters. So the market really likes those results.
HOWARD GREEN: So as for the bread and butter retail banking here in Canada, you say earnings growth in Canada is going to moderate, slower volume growth, pressure on margins. How much pressure on margins and how much slower volume growth?
COLLEEN JOHNSTON: Well, again, I think the message that we’re trying to give the market today is we’re up 29% on a year-over-year basis, which is absolutely phenomenal. The ball is out of the park on that one. We’ll still see good growth, but it’ll slow down. So I think volume growth has been on fire. We expect to probably see high single-digit rates of volume growth going forward. PCLs are stabilising to improving, good operating leverage. So I think you’re going to see continued good performance in Canada, but not at the 29% level that you saw this quarter.
HOWARD GREEN: Because of the slowdown in residential real state action, perhaps?
COLLEEN JOHNSTON: I think it will slow down. Again, this kind of heady level of growth won’t continue. And in fact we think that’s healthy for the market overall. We have been gaining share and we expect to continue to see a very good performance in that respect. But we think growth rates will slow down.
HOWARD GREEN: So in the U.S., your operations, you say delivered improving results. What if there is a deflationary environment in the United States long-term, a no-growth economy, stagnant employment and so forth. What about that? I mean, a Japan scenario for the United States. Could that hit your earnings there?
COLLEEN JOHNSTON: Well, the way we think about the United States is we have a better banking model and we have a great growth model. So of course you look at the macro environment and all of those factors, but we have a model where we can outgrow the competition. We have more immature branches, in other words, younger branches in our network. And of course we’re adding branches now through the FDIC-assisted deal we did and then the South Financial deal. And when we apply our model where we have legendary service and convenience, we attract more new customers.
HOWARD GREEN: Even in a grow... in a no-growth environment...
COLLEEN JOHNSTON: Definitely.
HOWARD GREEN: ... if it comes to that?
COLLEEN JOHNSTON: Yeah, definitely, because we have a better model and customers like the model and then we retain more customers because of our outstanding service. So that model is going to mean that we can outgrow the competition and there’s lots of potential in that franchise in particular as the environment normalises. So as credit loses start to come down and interest rates start to rise, although we think that’s going to take a little bit longer now.
HOWARD GREEN: Yeah.
COLLEEN JOHNSTON: But I think you’ll start to see those earnings trend up quite nicely.
HOWARD GREEN: If it normalise, because I know, Ed reads David Rosenberg every morning and David Rosenberg is Mr. Deflation. So does Ed think about deflation in the United States at all?
COLLEEN JOHNSTON: We don’t worry about it that much, frankly. That’s not part of our base case scenario. Again, we think the U.S. longer term for us is going to be a very good market. We obviously be do a standout job in Canada, but a avenue of growth for us is the United States. And it’s actually remarkable. If you go back, it was just over five years ago...
HOWARD GREEN: Yeah.
COLLEEN JOHNSTON: ... we didn’t have a U.S. personal commercial bank. And today, once we close South Financial, we’ll have about 1,300 branches south of the border. So it’s been a very impressive entry into the United States, but we do need to improve those returns and we’re very committed to doing that.
HOWARD GREEN: So on that... I was noticing that in the retail division, your return on invested capital is 5.6% in the U.S.
COLLEEN JOHNSTON: Yes.

HOWARD GREEN: In Canada it’s 33.7%. And when are you going to beat your cost of capital in the United States.
COLLEEN JOHNSTON: That’s about a three to five year timeframe, I would say, to get up past the 10% because we have paid the full price for the acquisitions that we made in the United States. But the organic growth potential is what’s really going to make the difference in the U.S. So as you start to see franchise optimisation, good organic growth, a normalised environment, the impact of acquisitions, the ones that we’ve made to-date coming on board, we think we can make a very good case for how we can more or less, double those returns in the next three to five years.
HOWARD GREEN: What about merging the cultures, because you’ve not just bought one bank, you’ve bought four banks, really. Do you... are you confident you understand the people who run those banks and can bring them around to the TD way of thinking?
COLLEEN JOHNSTON: We are very confident in that. So first of all, Riverside is FDIC assisted deal, we’ve gone and we’ve looked at those branches, they’re very, very high quality branches and that’s really important to us.
HOWARD GREEN: How long before they make money, each branch?
COLLEEN JOHNSTON: Well, I think obviously the credit losses are behind them now. Those are covered for our terms, those are covered by the FDIC and by the way, we’ve marked the books. So we certainly can make money in that business and we can make money in South Financial.
So the blending of the cultures, we’re very, very pleased with the South Financial management team. They are a very strong team. They were actually brought in a couple of years ago to deal with the credit issues and put the bank on a good footing and they ran out of time and they ran out of capital. But they are really a strong team. So Lynn Harton, who is the CEO, is going to be joining Bharat Masrani’s team, who is our CEO in the United States and he’s going to be a key part of the growth of the bank going forward. So, very pleased with that.
HOWARD GREEN: I want to ask you about one other macro issue before I get to other stuff. Europe, any meaningful exposure to Europe at TD?

COLLEEN JOHNSTON: The answer is no. But we... so we don’t worry about the first order effects of Europe, but we certainly do worry about the second order effects and you’ve seen that in the last number of weeks with some of the upheaval and the instability. If you look at banks worldwide, hold, for example, about $80 billion worth of great bonds. So if you had a major default there, you’d start to see some of the kind of losses and contraction of capital that you saw back in the days of the financial crisis. And certainly, I think the European issues have rekindled those concerns now. We’re pretty comfortable that European leaders have the resolve to deal with their issues, to deal with their deficits and I think what all of that means is you will see a slow down in economic growth globally is the reality. So... but we... those are the things that we keep an eye on the second order effects of the European issues.
HOWARD GREEN: Let me move to regulatory. Have you put a line item in your spreadsheets, just in case there is a bank tax?
COLLEEN JOHNSTON: In the United... in Canada or in the United States or both?
HOWARD GREEN: Well, both. Yeah.
COLLEEN JOHNSTON: It looks pretty certain right now that we’re not going to have that bank tax in Canada. I think the minister has been very forthright on that and he’s showing tremendously leadership on a global level.
HOWARD GREEN: There are 19 other countries involved...
COLLEEN JOHNSTON: There are and I think he’s got a... he does have a job ahead of him in terms of convincing others, but... so we don’t think that will happen in Canada. In the United States we think we will be required to pay some of the Obama tax.
HOWARD GREEN: So how much? Have you put a line item in for that?
COLLEEN JOHNSTON: We haven’t quantified that publicly but we think it’s a pretty manageable number.
HOWARD GREEN: Not material?
COLLEEN JOHNSTON: No. Not that material.
HOWARD GREEN: And so on other issues related to reform, could TD have to buyback all of

AMERITRADE because you might have to consolidate your assets?
COLLEEN JOHNSTON: We really like the AMERITRADE investment, we currently have an equity investment, we own about 45%. The new capital rules potentially could be more punishing on how we treat that particular investment. But there’s a lot... there’s going to be a lot of water under the bridge before the capital reforms get settled. And of course in the meantime...
HOWARD GREEN: Yeah.
COLLEEN JOHNSTON: ... our capital levels are quite high at 12% Tier 1, which is what we announced today. So we have to wait for all of that play out.
HOWARD GREEN: But you’re prepared to have to do it if you have to?
COLLEEN JOHNSTON: If we have to, if we did. We... again we’ll wait to see what happens. We think regulator should really try to deal with the root causes of the financial crisis...
HOWARD GREEN: Yeah.
COLLEEN JOHNSTON: ... the amount of capital, the quality of capital and market risk capital. And deductions like TD AMERITRADE are in the nice-to-do category and there probably isn’t enough capital to do everything...
HOWARD GREEN: Yeah.
COLLEEN JOHNSTON: ... that’s proposed under Capital Reform right now. So I think what’s great is that the Canadian bank CEOs are really taking a leadership role working with our regulator and our Central Bank Governor to make sure that our voice can be heard on the world stage in terms of Capital Reform. Because in fact we do have the moral high ground right now...
HOWARD GREEN: Yeah.
COLLEEN JOHNSTON: ... which a lot of banks don’t globally.
HOWARD GREEN: I understand you’re getting rid of the Waterhouse name in Canada, it’s going to be TD Wealth. Are you eventually going to get rid of the AMERITRADE name in the United States?
COLLEEN JOHNSTON: I would be surprised if we did that. I mean, what we’re focussing on with our brand is the TD brand and the power of that brand, the power in the shield. So that is really going to become our primary brand, but obviously more to come on how that might affect individual businesses. For sure we’ll still keep TD Canada Trust in our Canadian Retail business. And again, AMERITRADE is a 45% investment for us right now, so.
HOWARD GREEN: News of the day, the finance minister has unveiled the insurance guidelines for the banks, prohibiting the promotion app, or web links to non-authorised insurance from all banking web pages. How significant is that for you?
COLLEEN JOHNSTON: Well, in terms of how we’re dealing with this, we are reviewing the letter right now and frankly the proposed changes do go beyond the Bank Act restrictions. So...
HOWARD GREEN: So you’re going to fight them?
COLLEEN JOHNSTON: Well, we... I think we’re going to have a spirited discussion with the minister about all of this. And I think if you are looking at regulation, let’s make sure regulation pertains, not just to the banks but to the insurers as well.
HOWARD GREEN: What’s wrong the link, though? Just a simple link, you’d be allowed to have a link, right?
COLLEEN JOHNSTON: Well, no. I mean that’s... the issue is, can you go directly from, for example, our online banking website into insurance? And I would argue, I think probably most with this, that’s good for Canadians. It’s good that you can go in and get information, you can get some prices, you can look at services. This is good for the Canadian consumer and I think that’s the way the minister has to look at the issue.
So we have other ways of promoting insurance, the Internet isn’t the only way we promote insurance. But as I say, let’s have a level playing field for everybody in this.
HOWARD GREEN: Couple of quick ones in the minute left. Dividend, last time you said “Pretty unlikely this year, but never say never.” What do you say now?
COLLEEN JOHNSTON: I’d probably repeat that answer more or less is that obviously with capital reform still in flux, we think you have to conserve capital in this environment until we really know what the new rules look like. So despite the fact that we’re performing very well, we do like to have a payout ratio of about 35 to 45%. Currently on a year-to-date basis we’re at about 41%. So

I think more to come on that. But I think dividend increases are definitely on hold until we have more clarity on the capital rules.
HOWARD GREEN: And just to finish off, Ed said recently he’ll likely retire in 2013. Who is the heir apparent? I am hearing Bharat Masrani.
COLLEEN JOHNSTON: Well, we’ll wait to see how that plays out. I mean, the great news is that we have very strong bench across the TD senior management team.
HOWARD GREEN: How many on the bench?
COLLEEN JOHNSTON: There’s about 12 of us. So we’ll see how that goes.
HOWARD GREEN: So including you?
COLLEEN JOHNSTON: Well, I am thoroughly enjoying my job as CFO right now.
HOWARD GREEN: All right. Great to have you back with us, Colleen.
COLLEEN JOHNSTON: Good to be here.
HOWARD GREEN: Thanks a lot. That’s Colleen Johnston, CFO of TD Bank.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK ON MAY 28, 2010

To:	TD Bank Employees

From:	Bharat Masrani, President and CEO

Date:	May 28, 2010

Subject:	TD Bank Financial Group Second Quarter Earnings
TD Bank Financial Group Second Quarter Earnings
Yesterday, TD Bank Financial Group (TDBFG) released earnings for the second quarter ending April 30, 2010. Adjusted net income for the quarter was CDN$1.2 billion, up 21% compared with last year. As Ed noted, we feel very good about another strong quarter as we move into the second half of the year, and our investments in future growth will enable us to build on our momentum.
Overall, results for the quarter reflect double-digit earnings growth across all segments, including a second record quarter in a row from TD Canada Trust. Credit losses are at their lowest levels in the past six quarters and capital levels remain very strong.
U.S. Personal and Commercial Banking Segment Results
In the U.S., we earned US$241million (CDN$245 million) in the second quarter, up from US$216 million (CDN$227 million) in Q1 2010, and US$166 million (CDN$208 million) in the second quarter of last year. These are particularly strong results given the economic environment in the U.S.
Highlights for the quarter included (all figures in USD):
•	Revenue for the quarter was $1.15 billion, an increase of $58 million from the previous quarter, and up $117 million from the second quarter of last year. We experienced broad-based revenue growth across all businesses, including strong retail fee growth.

•	Expenses were up 10% for the quarter compared to Q2 2009, largely due to new Store expenses, higher FDIC premiums, and credit/collection costs.

•	Loans were up 1.5% from last quarter and 4.1% compared with Q2 2009. Loan growth was better than the industry average and driven largely by growth in residential mortgages.

•	Deposits increased 3.4%, or $2.7 billion, on a linked-quarter basis, reflecting seasonal growth in core retail deposits and solid growth in commercial deposits.

•	Overall asset quality remained better than the industry as a whole, and we continue to be a positive outlier relative to our peers.

•	The Riverside National Bank of Florida, First Federal Bank of North Florida, and AmericanFirst Bank acquisitions were not material drivers of Q2 results, but significantly enhance our presence in Florida and will provide a strong platform for future growth.
Looking Forward
2010 is shaping up to be a fantastic year! This past quarter, we opened 11 Stores, including our first “green” prototype Store in Queens Village, NY, and are on track to open 32 new stores this year. We accelerated our growth in the attractive Florida market through the acquisitions of Riverside, First Federal, and AmericanFirst. With the recent announcement of our intent to acquire The South Financial Group, pending shareholder and regulatory approval, our momentum just keeps on building! And, we are delivering on critical business as usual initiatives all across the company.
I am extremely pleased with our second quarter earnings. We continue to attract new Customers and grow our loans, deposits, and fee income. Overall, our expenses were up marginally and, as we head into the second half of the year, we need to continue to manage expenses closely and ensure we are operating as efficiently as possible.
As we reach the halfway mark of 2010, I am extremely proud of our accomplishments. Our success in this past quarter is a testament to your hard work and dedication to delivering a WOW! Customer experience each and every day. This is truly an exciting time at TD Bank, America’s Most Convenient Bank®, and I am looking forward to what lies ahead. Thank you for another excellent quarter.
Bharat

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON MAY 28, 2010
Daily News Brief
May 28, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	Strength of U.S. Economic Rebound Will Depend on Small Business: TD Economics — News Release
America’s small businesses have experienced a “greater” Great Recession than other business segments, and the nation’s prospects for economic recovery depend importantly on the prospects for those small businesses, according to a new report published today by TD Economics, in partnership with TD Bank, America’s Most Convenient Bank®. [TD Economist James Marple and TD Bank’s Fred Graziano are quoted.]
2.	Royal Bank, CIBC, TD Bank Profits Miss Estimates — BusinessWeek
Royal Bank of Canada, Toronto- Dominion Bank and Canadian Imperial Bank of Commerce, three of Canada’s five biggest banks, reported second-quarter profits that missed analysts’ estimates.
3.	TD Bank Net Income Scores Big Gain In Fiscal 2Q — Philadelphia Business Journal [Article also appears in Albany Business Journal.]
TD Bank, the U.S. banking subsidiary for TD Bank Financial Group, more than tripled its net income during the company’s fiscal second quarter, which ended April 30.
4.	The Debit Card Of The Future Is Flat — Bankaholic.com
TD Bank has begun issuing debit cards without raised numbers. They’re perfectly flat, with the numbers just printed on the front. Even though some retailers think the cards are fake, they’re not only legit, they’re probably what all debit cards will look like in a few years.
5.	Canadian Banks: Go Big or Go Home — Fortune
With many of their rivals on the ropes, Canada’s major banks are nicely positioned to catapult into the top tier of U.S. financial institutions — for the first time ever. The main reason is that the country’s banks famously skated through the subprime and derivatives meltdown of 2008 with no government bailouts and comparatively few writedowns. [ TD Bank Financial Group is mentioned.]
6.	Parenting Perspective: Summer Slide — WPVI-TV (PA)
I was talking with other Moms during my son Micah’s Little League game the other night. The topic was homework — or the lack of it in recent weeks from our sons’ teachers. Now, I’m as ready for summer as anyone. And believe me, Micah’s not complaining. But school isn’t over yet and we all noticed that the teachers have just about given up on giving the kids work to do after school. And frankly, I’m not sure this is a good thing. [TD Bank is mentioned.]
7.	TD Bank Profits Rise 45 Percent — Courier-Post (NJ)
Profits at TD Bank, the U.S. subsidiary of Toronto-based TD Bank Financial Group, rose 45 percent compared to the second quarter last year, thanks to growing deposits, personal loans and higher fees. [TD Bank Financial Group’s Ed Clark is quoted.]
8.	Investment Fund Suing for $61 Million Lost in Rothstein Scheme — Daily Business Review
An investment fund claiming a $61 million loss in Scott Rothstein’s phony settlement financing scheme is suing the convicted felon and TD Bank, claiming the money disappeared in the final two months before the fraud came crashing down.
9.	Southeast — Business Briefs - Florida Trend Magazine
Riverside National Bank of Florida, a 58-branch bank with $3.42 billion in assets and $2.76 billion in deposits, failed. Its deposits and nearly all assets were sold by the FDIC to TD Bank.
10.	Merrimack Valley in a Minute — Eagle-Tribune (MA)
The Lawrence Public Library was one of 10 libraries in Massachusetts to receive a total of $40,000 from the TD Charitable Foundation.
INDUSTRY NEWS
1.	Battle Over Preemption Hinges on Fine Print — American Banker
While both the House and Senate financial reform bills claim to restore the so-called Barnett standard for preemption of state law, that has not stopped federal and state regulators from continuing to battle over the issue.
2.	White House Focuses on Five Regulatory Reform Priorities — American Banker
The Obama administration continued to push its priorities Thursday on what provisions should be included in the final regulatory reform bill.
3.	Bernanke ‘Extended Period’ May Be Curtailed as Credit Improves — BusinessWeek
Consumer delinquency rates are dropping at U.S. retailers and banks such as American Express Co. and Bank of America Corp., signaling an incipient lending thaw that may spur economic growth.
TD BANK NEWS

1.	Strength of U.S. Economic Rebound Will Depend on Small Business: TD Economics May 28, 2010 — News Release
CHERRY HILL, N.J, and PORTLAND, MAINE (May 28, 2010) — America’s small businesses have experienced a “greater” Great Recession than other business segments, and the nation’s prospects for economic recovery depend importantly on the prospects for those small businesses, according to a new report published today by TD Economics, in partnership with TD Bank, America’s Most Convenient Bank®.
Titled, “Small and Medium Sized Businesses Key to U.S. Economic Recovery,” and authored by TD Economist James Marple, the report outlines the characteristics of the recent recession that have been particularly hard on small businesses, namely acute job losses, the tightening of the credit markets, and the industrial composition of the economic correction. It also contends that small and medium-sized businesses are at the forefront of the creative process of powering the economy out of the downturn.
Marple, who specializes in the factors impacting the U.S. economy, writes, “The Great Recession was not kind to small businesses in America. Small and medium-sized businesses suffered a disproportionate share of the job losses and many still have difficulty accessing credit from some lenders. Fortunately, things are beginning to look up.”
In the report, Marple also emphasizes the reality that “economic growth over the longer-term is driven primarily by individuals taking risks and making sacrifices in order to bring innovative ideas to market.” If this growth is set in motion, he estimates that by the end of 2011, the U.S. economy could employ over 6 million more people than it does today.
Fred Graziano, Head of Retail and Small Business Banking for TD Bank, agrees. “Clearly, small and mid-sized businesses are fundamental to the success of the economic recovery, just as having access to credit is fundamental to the success of those businesses,” he said.
“That’s why at TD Bank, we continued to lend throughout the downturn, and we’ll continue to help fuel the upturn,” said Graziano. “We salute the small business community, which has displayed such resilience and courage over the past months, and TD Bank stands ready to assist them with the tools, resources and financial support they need.”
The findings of the TD Economics report may also bring some welcome news to the small business community. Data cited in the report indicates that a broader economic recovery is already starting to take shape, which may be sooner than many small businesses anticipated. According to a January 2010 survey of small business conducted by TD Bank, a mere 21 percent of small business owners believed that relief from the recession would arrive by mid-year. Still, 87 percent of small business owners said they were optimistic that their business would perform at least the same or better in 2010 compared with 2009, and 36 percent expected to see their business grow this year.
TD Economics provides analysis of global economic performance and forecasting, and is an affiliate of TD Bank.
For the complete findings of the TD Economics report, click here:
http://www.td.com/economics/us.jsp

For the results of the TD Bank Small Business Survey, click here:
https://mediaroom.tdbank.com/index.php?s=43&item=213
About TD Bank, America’s Most Convenient Bank®
TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 convenient locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine. TD Bank is a trade name of TD Bank, N.A. For more information, visit www.tdbank.com.
TD Bank, America’s Most Convenient Bank, is a member of TD Bank Financial Group (TSX, NYSE: TD) of Toronto, Canada, a top 10 financial services company in North America and one of the few banks in the world rated Aaa by Moody’s.
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2.	Royal Bank, CIBC, TD Bank Profits Miss Estimates By Sean B. Pasternak and Doug Alexander May 27, 2010 — BusinessWeek
Royal Bank of Canada, Toronto- Dominion Bank and Canadian Imperial Bank of Commerce, three of Canada’s five biggest banks, reported second-quarter profits that missed analysts’ estimates.
Royal Bank, the country’s largest bank by assets, said profit for the period ended April 30 was C$1.33 billion ($1.26 billion), or 88 cents a share. CIBC, the fifth-largest bank, reported net income of C$660 million, or C$1.59 a share. Both Toronto-based lenders had losses a year ago. Toronto-Dominion’s profit more than doubled to C$1.18 billion, or C$1.30 a share.
Earnings at Royal Bank and CIBC fell short of estimates because of “weak capital markets” revenue, said Barclays Capital analyst John Aiken. Toronto-Dominion’s U.S. business was hurt by a stronger Canadian currency.
“I would say expectations for the quarter are reasonably high,” CIBC World Markets analyst Robert Sedran said before results were released. “Banks have become a victim of their own success.”
The profit misses contrast with last quarter, when seven of the eight largest banks topped estimates after setting aside less money for bad loans. Bank of Montreal, the fourth-biggest bank, reported yesterday that net income more than doubled, beating estimates.
Royal Bank earned more from consumer lending than a year ago, when a C$1 billion writedown on its U.S. consumer bank led to the company’s first quarterly loss since 1993. The Toronto- based bank set aside C$504 million for bad loans, compared with C$974 million a year earlier.
Royal Bank
International banking, which includes Raleigh, North Carolina-based RBC Bank, narrowed its loss to C$27 million from C$1.13 billion a year earlier. The unit has posted eight straight quarterly losses. Royal Bank has spent a year reorganizing its RBC Bank as Canadian rivals Bank of Montreal and Toronto-Dominion Bank expand by buying troubled U.S. banks.
Trading Declines
“We continue to believe that Royal Bank has limited, if any, interest in expanding its U.S. retail banking presence and would be more interested in selling its operations when conditions normalize,” BMO Capital Markets analyst John Reucassel said in a May 11 note.
Earnings from the RBC Capital Markets investment-banking unit rose 20 percent to C$502 million from a year earlier, when writedowns reduced earnings. Trading revenue was C$732 million, down about half from a year ago.
Declining capital markets revenue and trading were a “major weakness” for Royal Bank, Aiken wrote in a note to clients.
“This material negative surprise on revenues will likely be frowned upon once again by investors,” he said.
Toronto-Dominion’s C$1.36 a share adjusted profit missed the C$1.40-a-share average estimate of 10 analysts. The strengthening of Canada’s currency caused U.S. consumer-banking profit to drop by C$55 million in the quarter, Toronto-Dominion said in a report to shareholders.
TD Ameritrade
Domestic consumer-banking profit climbed 29 percent to a record C$761 million as loan-loss provisions declined and revenue for the unit increased 11 percent. Profit from U.S. consumer banking climbed 55 percent to C$245 million.
Asset-management earnings, which include the bank’s stake in TD Ameritrade Holding Corp., climbed 33 percent to C$167 million. TD Ameritrade of Omaha, Nebraska, is the third-largest retail brokerage by client assets. Investment-banking profit rose 27 percent to C$220 million. The bank’s corporate unit had a net loss of C$217 million because of higher expenses and “unfavorable” valuations of hedges.
Toronto-based CIBC said adjusted profit was C$1.46 a share, three cents short of the average estimate of 11 analysts.
CIBC posted its biggest profit since the fourth quarter of 2007 after its investment-banking unit reversed a year-earlier loss. CIBC World Markets earned C$189 million in the period, compared with a C$345 million loss on debt-related writedowns.
National Bank
Consumer banking profit rose 12 percent to C$487 million in the quarter, led by personal and business banking. Trading income of C$225 million compared with a C$391 million trading loss a year earlier.
National Bank of Canada, the country’s sixth-biggest lender, is scheduled to release results later today, followed by Bank of Nova Scotia and Canadian Western Bank next week.

Bank of Montreal, the fourth-biggest bank, said yesterday that profit more than doubled to a record C$745 million, or C$1.26 a share. Laurentian Bank of Canada said earnings rose 34 percent to C$28.3 million.
Royal Bank rose 48 cents to C$59.47 in trading yesterday on the Toronto Stock Exchange. Toronto-Dominion rose 71 cents to C$72.80, while CIBC rose 34 cents to C$75.29.
(Royal Bank will hold a conference call to discuss second- quarter results at 8 a.m. Toronto time. Dial +1-888-789-9572 passcode 4285250 or +1-416-695-7806 for the call, or go to www.rbc.com/investorrelations/ir_events_presentations.html)
(Toronto-Dominion will hold a conference call at 3 p.m. Toronto time. To listen, dial +1-416-644-3414 or +1-877-974-0445.)
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3.	TD Bank Net Income Scores Big Gain In Fiscal 2Q By Jeff Blumenthal May 27, 2010 — Philadelphia Business Journal [Article also appears in Albany Business Journal.]
TD Bank, the U.S. banking subsidiary for TD Bank Financial Group, more than tripled its net income during the company’s fiscal second quarter, which ended April 30.
In TD Bank Financial’s quarterly earnings report Thursday, the company said its U.S. subsidiary earned $421 million during the quarter, up from $126 million in the same period a year ago and $216 million in the linked quarter than ended Jan. 31.
TD Bank Financial said revenue for U.S. personal and commercial banking rose 11 percent from the same period a year ago, driven partly by broad-based growth across all businesses and categories. Strong retail fee growth resulting from a new pricing structure implemented after the integration of Commerce Bancorp, which it acquired last year, was partially offset by lower prepayment speeds on loans and securities. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year.
Provision for credit losses dropped 37 percent to $162 million from $256 million a year ago, and $191 million from the previous quarter. Nonperforming loans increased to 1.8 percent from 1.1 percent a year ago. TD said the increase was largely because of weakness in the commercial real estate market and the recession in general.
Loans were up 4 percent, with personal loans up 15 percent largely because of residential mortgages. TD said business loans declined 1 percent because of low demand.
Deposits grew 26 percent, mostly because of a $20.8 billion increase in TD Ameritrade insured deposit accounts, formerly known as money market deposit accounts. Without that, deposits would have increased 6 percent.
During the quarter, TD Bank also acquired certain assets and liabilities of three failed Florida banks from the Federal Deposit Insurance Corp. and then announced an agreement to buy The South Financial Group, Inc., a South Carolina-based bank with a large Florida presence

TD Bank Financial (NYSE:TD) said its U.S. loan growth is expected to improve for the remainder of 2010 based on better economic conditions. Organic deposit growth momentum is expected to continue as stores mature, while regulatory changes are expected to reduce certain transaction fees starting at the end of the next quarter. For the remainder of the year, the provision for loan loss level is expected to remain near current levels.
TD Bank Financial (NYSE:TD) reported a net income of $1.17 billion Canadian, compared to $545 million Canadian in the same period a year ago.
TD Bank is the second-largest bank in the Philadelphia area based on local deposits.
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4.	The Debit Card Of The Future Is Flat By Jen Stryker May 27, 2010 — Bankaholic.com
TD Bank has begun issuing debit cards without raised numbers.
They’re perfectly flat, with the numbers just printed on the front.
Even though some retailers think the cards are fake, they’re not only legit, they’re probably what all debit cards will look like in a few years.
Credit and debit cards needed raised numbers back in the day when retailers made carbon copies of receipts with imprint machines.
But when was the last time you saw one of those?
A spokesperson said TD Bank is switching to flat cards because they can be made in any of its 1,000 branches, from Maine to Florida.
Customers can have a new debit card in their hands in just five minutes, whether they’re replacing a lost or stolen card, or opening a new account.
No more waiting five to 10 business days for it to arrive in the mail.
How cool is that? I certainly want my bank to do this.
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5.	Canadian Banks: Go Big or Go Home By Erik Heinrich May 27, 2010 — Fortune
With many of their rivals on the ropes, Canada’s major banks are nicely positioned to catapult into the top tier of U.S. financial institutions — for the first time ever.

The main reason is that the country’s banks famously skated through the subprime and derivatives meltdown of 2008 with no government bailouts and comparatively few writedowns. As a result they replaced their Swiss rivals as the international standard for banking excellence and readied themselves for cherry-picking the best assets in the distressed banking industry south of the border.
On the surface, it looks like they’re on a U.S. buying spree. Since mid-April, three major Canadian banks — TD Bank Financial Group, Bank of Montreal (BMO) and Bank of Nova Scotia — have collectively acquired six failed U.S. institutions. All the acquisitions were cautiously negotiated with the U.S. Federal Deposit Insurance Corp. (FDIC), which is taking on a heavy share of the potential loan losses.
But critics say the Big Five are playing it too safe, content to remain third- and fourth-string players in the U.S. markets where they operate, when they should be aiming for the No. 1 spot. If ever there was a time to do it, it’s now, but Canadian banks don’t seem to have the nerve to bust out and become truly global players.
That kind of reticence from the boardroom could be fatal for the future of Canada’s major banks, who run the risk of growing stagnant behind cushy domestic regulations that make it impossible for foreign rivals to compete on an equal footing. Consider that the six recent acquisitions add up to a mere US$22 billion in new assets for the buyers. That’s about 1% of total assets for these pillars of Toronto’s Bay Street — little more than a token gesture to make it seem Canada’s banks are not entirely asleep at the wheel.
Analyst Michael Goldberg with Toronto-based Desjardins Securities agrees the U.S. market offers a rich opportunity for Canada’s super-capitalized banks. “TD in recent years has been most aggressive in building its U.S. franchise,” he says. “But reaction has been mixed. Some investors are very skeptical anytime Canadian companies buy anything in U.S.”
Earlier this month, TD Bank (TD) acquired South Financial Group for US$61 million, adding more than 100 branches to its 1,000-plus locations in the Maine-to-Florida corridor. This follows on the heels of buying three small Florida-based institutions closed by regulators.
BMO (BMO), which bought assets of failed Illinois lender Amcore Bank, adds 52 branches in Illinois and Wisconsin, building on an existing network of 288 branches at its Harris subsidiary. Toronto-based BMO made its big U.S. push with its C$718 million (US$682.1 million) acquisition of Harris in 1984. It has since spent about C$2.5 billion (US$2.4 billion) buying U.S. banks, but only reached the No. 3 spot in Illinois by deposits.
Scotiabank (BNS) is the third Canadian lender to take advantage of U.S. government-assisted acquisitions, snapping up R-G Premier Bank of Puerto Rico, building on the 17 branches it already has on the Caribbean island. However rival Banco Popular de Puerto Rico acquired the deposits of Westernbank at the same time, securing its position as the largest insured bank on the island, despite the fact that Scotiabank has been doing business in tiny Puerto Rico for 100 years.
Canada’s big banks can afford to casually dabble in foreign markets because their domestic operations are reliable money-making machines that deliver billions of dollars in profit quarter after quarter.
But those profits come at the expense of Canadian consumers and small businesses, poorly served by a clubby group of banks whose domestic operations are perhaps the least competitive in the Organization for Economic Co-operation and Development (OECD), an international group of 31 developed countries, including the U.S., Australia and South Korea, with free-market economies.
If Canada’s major banks are not prepared to go big in the U.S., they should just pull stakes and go home
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6.	Parenting Perspective: Summer Slide By Amy Buckman May 27, 2010 — WPVI-TV (PA)
I was talking with other Moms during my son Micah’s Little League game the other night. The topic was homework — or the lack of it in recent weeks from our sons’ teachers. Now, I’m as ready for summer as anyone. And believe me, Micah’s not complaining. But school isn’t over yet and we all noticed that the teachers have just about given up on giving the kids work to do after school. And frankly, I’m not sure this is a good thing.
Linda Gambrell, former President of the International Reading Association, writes “Most U.S. students go to school for nine months each year. Most grow in their knowledge and skills during this time. When summer comes along, however, many students, particularly those from low-socioeconomic families, experience summer learning loss.”
She adds, “Research indicates that struggling learners score significantly higher on standardized tests taken at the beginning of summer vacation than they do on the same standardized tests taken at summer’s end. This loss is particularly evident in reading, and it is most pronounced among students from low-socioeconomic families, who may not have access to books.”
That’s why I think it’s very important to keep kids reading throughout the summer. Many local libraries have Summer Reading Clubs. Joining these clubs is free and many give out prizes once children have read a certain number of books. Even if your child can’t read yet, they can count books you read to them in their total. I remember the excitement all of my boys showed when we would go to the library each week over the summer to have the Librarian stamp their tally sheets. The prizes were cheap toys (that usually broke before we even got them home), but the library program kept them excited about reading, even when they weren’t in school. The Philadelphia Free Library will be posting information about its Summer Reading Program at http://libwww.freelibrary.org/summerreading/.
Now, some bookstore chains are getting in on the act as well. Kids who join Barnes and Noble’s Summer Reading Club can pick a free book after they read eight books, they can get a free book from the store. Borders has a similar deal, when children read 10 books. Obviously, these stores are hoping you’ll shop when your kids bring in their completed book sheets, but you don’t have to. There’s even a bank that will pay your child to read. TD Bank will put $10 into your child’s savings account (or open an account for your child) when he or she reads ten books.
These programs can give kids incentive to read over the summer, but you still may have to push them a bit. Dr. Joanne Meier, a consultant with Reading Rockets, suggests these tips for parents: Help your child pick books that are on their reading level (if they can read with five or fewer mistakes per page, that’s a good clue). Listen to your child read aloud every day (you can do this outside, even by the pool or beach). Let them repeat the books they love. Read books that are bit more advanced out loud to them.
The people at Reading is Fundamental add that you shouldn’t set time limits on summer reading, and make sure your kids see you taking time to read each day.
The one homework assignment Micah is still getting every night is his 30 minutes of reading. He loves the Hardy Boys mysteries. And you can be sure I’ll be sending them to camp with him ... and I’ll have another supply when he gets home.
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7.	TD Bank Profits Rise 45 Percent By Eileen Smith May 28, 2010 — Courier-Post (NJ)
CHERRY HILL — Profits at TD Bank, the U.S. subsidiary of Toronto-based TD Bank Financial Group, rose 45 percent compared to the second quarter last year, thanks to growing deposits, personal loans and higher fees.
Thursday, TD said its U.S. operation netted $241 million. Earnings at TD’s Canadian banks rose 29 percent.
“Our U.S. operations delivered improving results despite an economic picture that remains less robust than what we’re seeing in Canada,” CEO Ed Clark said in a statement.
Overall, TD earned $1.12 billion or $1.24 a share, compared to $519.7 million or 56 cents a share a year ago.
TD also logged its lowest level of loan losses in six quarters.
The bank attributed that to improved credit quality north of the border, as Canadians displayed greater diligence in repaying their loans.
“Loan losses have turned a corner and it seems that the economic recovery is taking hold in Canada,” Clark said.
On the U.S. side of the border, TD batted back provisions for bad loans 37 percent to $162 million in anticipation of a strengthening economy. Still, TD took a hit in corporate operations due to higher expenses, going $155.5 million in the red on that front.
“Domestic and U.S. retail banking earnings were well above our expectations,” Andre-Philippe Hardy, an analyst with RBC Capital Markets, wrote in a brief to investors, “while wholesale and corporate earnings were well below.”
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8.	Investment Fund Suing for $61 Million Lost in Rothstein Scheme May 28, 2010 — Daily Business Review

An investment fund claiming a $61 million loss in Scott Rothstein’s phony settlement financing scheme is suing the convicted felon and TD Bank, claiming the money disappeared in the final two months before the fraud came crashing down.
A total of $30 million in investment funds from New York-based Emess Capital was cleaned out of Rothstein Rosenfeldt Adler’s TD Bank trust accounts in a six-day period just before the law firm chairman flew to Morocco, also the destination of a $16 million wire transfer by TD Bank, a federal racketeering lawsuit filed Wednesday claimed.
Emess received reassuring account printouts and meetings with Rothstein, TD Bank senior vice president Frank Spinosa, Weston, Fla., branch manager Rosanne Caretsky and Weston branch supervisor Ricardo Mejia about its investments and the safety of the accounts, Emess attorney David Mandel of Mandel & Mandel in Miami alleged in the suit assigned to U.S. District Judge Joan Lenard in Miami.
Emess now claims its dealings with the bank were riddled with “critical false and fraudulent representations” supporting Rothstein’s criminal ventures.
Asked about the lawsuit Thursday, TD Bank spokeswoman Rebecca S. Acevedo said, “We just received it and are reviewing the matter.”
Emess noted a similar suit filed by Coquina Investments, another investor in Rothstein’s $1.2 billion fraud, against him and the bank is pending before U.S. District Judge Marcia Cooke in Miami.
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9.	Southeast — Business Briefs June 1, 2010 — Florida Trend Magazine
Riverside National Bank of Florida, a 58-branch bank with $3.42 billion in assets and $2.76 billion in deposits, failed. Its deposits and nearly all assets were sold by the FDIC to TD Bank. TD also acquired the assets of failed AmericanFirst Bank in Clermont and First Federal Bank of North Florida in Palatka. The FDIC estimated that Riverside’s failure would cost its deposit insurance fund $491.8 million. The failures brought the total in Florida to nine this year.
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10.	Merrimack Valley in a Minute May 28, 2010 — Eagle-Tribune (MA)
The Lawrence Public Library was one of 10 libraries in Massachusetts to receive a total of $40,000 from the TD Charitable Foundation.
The donation from the charitable arm of TD Bank was part of National Library Week celebration in April, which kicked off the bank’s Summer Reading Program. The program not only encourages youngsters to read, but teaches them the importance of saving and money.

TD Bank contributes $10 into a new or existing Young Saver account for each child who reads 10 books throughout the Summer Reading Program, which runs through Sept. 30.
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INDUSTRY NEWS
1.	Battle Over Preemption Hinges on Fine Print Senate language gets industry nod over house’s By Cheyenne Hopkins May 28, 2010 — American Banker
WASHINGTON — While both the House and Senate financial reform bills claim to restore the so-called Barnett standard for preemption of state law, that has not stopped federal and state regulators from continuing to battle over the issue.
The Office of the Comptroller of the Currency and the banking industry are backing the Senate version, which they argue more explicitly restores that standard and would protect decades of precedent surrounding the issue. State regulators and consumer groups prefer the House provision, which they view as more flexible and which would force the OCC to take additional steps before preempting a law.
“The Senate bill is in my mind just hugely preferable,” said Howard Cayne, a partner at Arnold & Porter. “The benefit of the Senate version is it doesn’t reopen for years of litigation questions, close calls that have been resolved.”
At issue is the 1996 Barnett Supreme Court case, which said that the OCC could preempt state law on a case-by-case basis. Though lawmakers in both chambers claim that is their goal, the Senate bill explicitly references the Barnett decision, while the House borrows some of its wording but does not name it.
Instead, the House version says that the OCC can preempt a law if it “prevents, significantly interferes with, or materially impairs” the business of banking.
Banking lawyers see that as a big difference, saying its failure to cite the case and addition of new language could make it harder for the OCC to win a court fight over preemption.
“The House bill establishes a new standard for determining if a state law is preempted,” said Ray Natter, a partner at Barnett Sivon & Natter PC. “While this standard is intended to be the same as the standard used by the Supreme Court in the Barnett case, the fact that it does not cite the case can create some questions.”
The House language also would force the OCC to take additional steps before preempting a statute, including proving that a substantive federal law exists that tackles the same issue the state law is trying to address. “This creates a new requirement not found in current law, and no doubt that would lead to extensive litigation over whether this hurdle had been met,” Natter said. “It is for these reasons that the Senate bill is closer to the stated congressional goal of maintaining the Barnett case.”

Art Wilmarth, a professor at George Washington Law School, said there will be an increase in litigation no matter which side prevails. “If the House bill gets passed, the whole focus is going to be on the words ‘materially impair,’ “ he said. “If the Senate language passes, the question is going to be what is the Barnett standard. Either way, there is going to be a lot of litigation over what the standard is.”
The OCC and bankers said they would have a better shot of winning those court battles if the Senate version were adopted. By explicitly referring to the Barnett case, the courts will defer to other precedents concerning that decision. “We think it’s important that precedent that’s been in place for 150 years be preserved,” said Ken Clayton, chief legislative counsel for the American Bankers Association. “We think the Senate version is clearer in directing the courts in what Congress meant.”
Several cases since Barnett have relied on that decision, including the 2007 Supreme Court case Watters v. Wachovia, which said that the operating subsidiaries of national banks enjoy the same preemption powers from state consumer protection laws as their national bank parents.
“What we have with Barnett is a series of court cases that have followed Barnett so we know what courts would likely do with Barnett,” said Robert Cook, a partner at Hudson Cook LLP. “You have to think that a court looking at the House version will first say they didn’t adopt the Senate language, so they must mean something different, so right off the bat you are going to get something different.”
But John Ryan, an executive vice president at the Conference of State Bank Supervisors, said the point of the bill is not to reaffirm existing law.
“By that argument we’d really be saying this is all for nothing,” he said. “I don’t think we’ve had such a big debate to come to a result that is purely a blessing of what the OCC has already done.”
Some industry representatives said that no matter which version is included in the final bill, bankers have already lost on the issue.
“I don’t like either quite frankly, because I think both will lead to confusion and litigation,” said Richard Hunt, president of the Consumer Bankers Association. “It’s like asking which sister do I want to kiss. ... Don’t think we are up here jumping for joy that the Senate measure was a little more measured than the House language. If they accept the Senate language it will still be problematic.”
The House and Senate preemption provision also differ on how much power to give state attorneys general. While both bills would give them more authority than they currently have, the House bill would let state AGs enforce any federal law against national banks. The Senate bill, however, would only allow states to enforce federal rules promulgated by a new consumer protection regulator. The Senate bill also limits AGs to actions within their own states.
Although the OCC and bankers oppose both provisions, if forced to choose they would pick the Senate version. “It’s not only the law that’s out there, but it’s the types of cases you bring and the positions you take in court,” said Ron Glancz, a partner at Venable LLP. “You need uniformity. If you have 50 AGs, they are going to argue the same federal law, but they are going to have discretion on their interpretation.”

Clayton said that even if the Senate version prevails on that issue, there could be trouble.
“We believe it’s an invitation to politicizing bank regulation,” he said. “In some respects it may more greatly complicate it, because now you will have varying states seeking to litigate enforcement in ways that may or not be consistent with what the [consumer agency] or OCC want to do.”
He suggested the change may not even be necessary if the administration is creating a strong consumer agency. “It does open the question of why you would need to up end the current state of play of preemption,” he said.
But Ryan said national banks should face additional enforcement, like other businesses. Why do national banks “deserve protection that almost no one else in our economy gets?” he said. “Why do they get excluded from enforcement at the state level when the biggest car companies, oil companies, Wal-Mart gets subjected to it? What social function are they performing that would exempt them from the full range of possibilities our democracy presents?”
What version will ultimately prevail remains unclear. Sen. Tom Carper, D-Del., who authored the provision in the Senate bill, said last week he was confident it would be included in the final bill. Some analysts agree.
“I suspect the compromise on the Senate side will carry the day,” said Raj Date, the chairman of the Cambridge Winter Center for Financial Institutions Policy.
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2.	White House Focuses on Five Regulatory Reform Priorities By Cheyenne Hopkins May 28, 2010 — American Banker
The Obama administration continued to push its priorities Thursday on what provisions should be included in the final regulatory reform bill.
Neal Wolin, Treasury deputy secretary, said the administration was focused on several things, including subjecting retail brokers to a fiduciary duty, preventing auto dealers from being exempted from consumer protection and ensuring the so-called Volcker Rule is part of the final bill.
“As conferees begin the process of reconciling the remaining differences in the two bills, we will continue to fight for the strongest financial reform bill possible,” Wolin at a speech before the Financial Industry Regulatory Authority’s conference in Baltimore. “And we will oppose any attempts by particular interests to use the conference process as an opportunity to weaken the final bill.”
He said the administration will work to include the Volcker Rule’s ban of proprietary trading and limit on the size of financial firms. The Volcker Rule is part of the Senate bill but not explicitly included in the House.

Wolin also said that the administration will seek to maintain safeguards to prevent resolution authority being used unless necessary but also maintain flexibility to act in a time of crisis.
In an interview on CNBC before the speech, Wolin once again dodged taking a position on a provision in the Senate bill that would force banks to spin off their derivatives business. “We want to make sure dealers are well regulated, that we have transparency, central clearing and so forth,” he said.
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3.	Bernanke ‘Extended Period’ May Be Curtailed as Credit Improves By Bob Willis and Anthony Feld May 28, 2010 — BusinessWeek
Consumer delinquency rates are dropping at U.S. retailers and banks such as American Express Co. and Bank of America Corp., signaling an incipient lending thaw that may spur economic growth.
Past-due loans at Bank of America, the second-largest card lender, fell for a fifth month in April and by the most in four years, while AmEx’s delinquencies were down 34 percent from a year earlier. Target Corp., the second-largest U.S. discount retailer, last week reported its lowest delinquency rate in the latest quarter since the second quarter of 2008.
With fewer tardy borrowers to worry about, banks are more likely to extend fresh credit to American consumers, whose spending makes up 70 percent of the economy. That may weaken Federal Reserve Chairman Ben S. Bernanke’s commitment to an “extended period” of low interest rates — once policy makers determine the European debt crisis no longer poses a risk to the recovery, said economist Stephen Stanley.
“Then we get back to the scenario where the U.S. banking system is gradually healing, credit quality is gradually improving and creditworthiness of borrowers is improving,” said Stanley, chief economist at Pierpont Securities LLC in Stamford, Connecticut. “Some evidence of stability in the banking sector is an additional precondition to normalizing monetary policy.”
U.S. central bankers on April 28 kept the benchmark federal funds rate in a range of zero to 0.25 percent, where it has been since December 2008, and said “subdued” inflation and high unemployment are likely to keep rates “exceptionally low.” They repeated their assessment that consumer spending was likely to be restrained by “tight credit.”
‘Reasons for Optimism’
Bernanke, in a May 6 speech in Chicago, said bankers’ attitudes on lending “may be shifting,” citing as “reasons for optimism” the economic recovery and expectations among senior loan officers for a “modest reduction” in troubled loans. The comments were overshadowed by that day’s 9.2 percent intraday plunge in the Dow Jones Industrial Average, which was sparked in part by concerns about euro-zone defaults.
“The Fed chairman is getting closer to saying the economy has reached a turning point, and the confidence he expressed was overlooked due to the market’s extreme volatility,” said

Chris Rupkey, chief financial economist at Bank of Tokyo-Mitsubishi UFJ Ltd. in New York. “When we look back some months from now, his remarks may be seen as prescient in forecasting a sustainable economic recovery.”
Loan Officer Survey
The Fed’s latest survey of senior loan officers, released May 3, showed the smallest proportion of banks in two years restricted lending standards in the first quarter. Other Fed data released May 7 showed consumer borrowing unexpectedly rose in March for the second time in three months, signaling Americans are becoming more optimistic about the recovery.
“One of the factors the Fed watches when deciding when it’s appropriate to begin normalizing rates is when banks stop tightening lending standards,” said Dean Maki, chief U.S. economist at Barclays Capital Inc. in New York. “This is starting to happen.”
Economists surveyed by Bloomberg between April 29 and May 10 cut their forecasts for Fed rate increases to a quarter point rise in the fourth quarter from the half point gain forecast in the month-earlier survey.
“If lending standards start to stabilize, that’ll be another reason to remove the emergency measures, including the zero rate,” said Jay Bryson, a senior global economist at Wells Fargo Securities LLC in Charlotte, North Carolina, who formerly worked at the Fed in Washington.
Target Profits
Minneapolis-based Target reported May 19 that credit-card loans more than 60 days overdue declined to 5.3 percent of the total in the first quarter, from 6.3 percent in the previous period, helping it post profits that beat analysts’ projections.
Citibank’s new U.S. card account originations fell 17 percent in March from a year earlier, about half the 35 percent drop posted in January. Originations climbed 3 percent in February, which was the first annual gain since the data started being reported in Oct. 2008, according to the Treasury’s monthly lending report.
“The fundamentals here in the U.S. are suggesting the Fed should already be on a path towards tightening,” said Guy LeBas, chief fixed-income strategist at Janney Montgomery Scott LLC in Philadelphia, which manages about $30 billion in client accounts. “They should already be taking some action to be preparing to raise rates; however, the drama overseas is likely to encourage policy makers to pursue a cautious path.”
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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON MAY 24, 2010
Daily News Brief
May 24, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1. Intelligent Investing With Steve Forbes Transcript/Video: Bharat Masrani — Forbes
Canada Missed Much of Crisis. Steve Forbes: Bharat, very good to have you with us. And first with the parent, how did TD and others in Canada avoid the excesses that seemed to have flipped the rest of the world? [TD Bank’s Bharat Masrani is quoted.]
2. Get Briefed: Bharat Masrani — Forbes
About Bharat Masrani. Bharat Masrani is the chief executive officer and president of TD Bank. He is also a member of the TD Bank board of directors.
3. TD Bank Eschews “Holy Grail” For Banks and Rides Out Economic Storm — Forbes Blog
In a move that was vilified by the banking community, TD Bank Financial Group — the 154 year old Canadian-based institution — got out of the structured products game in 2005 before the entire financial landscape started to buckle and heave under the weight of a global economic crisis. TD Bank’s President & CEO Bharat Masrani speaks about why his company shed some of its financial baggage in the next edition of Intelligent Investing With Steve Forbes.
4. Horizon Misses Deadline to Disclose Financial Data — Herald Tribune (FL)
The parent of struggling Horizon Bank of Bradenton has yet to file its first-quarter earnings report, prompting a notice to regulators. [TD is mentioned.]
5. Vigil Planned To Oppose Bank Construction — News Record (NJ)
The Concerned Citizens of Union County (CCUC) are planning to hold a weekly Friday after noon vigil, beginning today, to oppose the construction of a TD Bank branch at the corner of Morris and North Avenues on the Elizabeth, Hillside and Union border. The vigil will take place from 5-6 p.m.
6. Giving News in Brief — PhilanthropyJournal.com
TD Charitable Foundation, charitable arm of TD Bank, donated $300,000 in to public libraries from Maine to Florida.
7. Berkshire Athenaeum Will Offer Summer Plan for Kids — Berkshire Eagle (MA)

The Berkshire Athenaeum, and some of its younger patrons, are getting a few extra dollars. TD Bank has launched a two-pronged initiative through its TD Charitable Foundation to give public libraries across the country a boost in the wake of dwindling public funds.
8. TD Bank Donates Supplies to Tools for School Program — St. Augustine Record (FL)
Kelly Bland, Vice President of First Federal of North Florida now TD Bank of North America recently presented the St. Johns County Education Foundation’s (SJCEF) Tools for School Program with two truckloads of office supplies.
9. Will Carolina First Owner Aid Communities? — The Greenville News
Joel A. Smith, retired dean of the University of South Carolina’s Moore School of Business, knows how the acquisition of a local bank and the loss of a bank headquarters can affect a community. [Toronto Dominion Bank is mentioned.]
INDUSTRY NEWS
1. Mortgage Rates Decline — Wall Street Journal
The financial turmoil in Europe is providing an unexpected windfall for American home buyers, as international money seeking a safe haven is flowing into the U.S., pushing domestic mortgage rates to the lowest levels of the year and back near 50-year lows.
2. Reg Reform Bill Misses Opportunity to Overhaul Agencies — American Banker
Though House and Senate lawmakers still have plenty of issues to work out in the final regulatory reform bill, one thing is already clear: The legislation will do little to streamline the fractured financial regulatory framework.
3. Economists See Solid U.S. Growth — Wall Street Journal
The U.S. economy should expand at a solid pace this year and next as consumers increase spending, confident the recession is behind them, a panel of economists said in a survey released Monday.
TD BANK NEWS
1.	Intelligent Investing With Steve Forbes Transcript/Video: Bharat Masrani TD Bank CEO Discusses The “Wow Culture” That Makes His Bank Different. May 24, 2010 — Forbes
Video: http://www.forbes.com/2010/05/21/masrani-td-canada-intelligent-investing-video.html?feed=rss_europe
Transcript:
Canada Missed Much of Crisis

Steve Forbes: Bharat, very good to have you with us. And first with the parent, how did TD and others in Canada avoid the excesses that seemed to have flipped the rest of the world?
Bharat Masrani: Well, thanks for having me here and good to see you. Well, we in Canada, obviously as now is well advertised, you know, avoided most of the financial turmoil that went on around the world. And the answers are many-fold. But if you look at Canadian banking generally, we have five or six banks that control most of the banking business in Canada. So the banks are global in scale, very large, very well managed. Obviously I’m biased.
And we also have a regulatory and a competitive structure that allows us to withstand a lot of the turmoil that you see in the world. For example, in our case, if I take the example of mortgages, in Canada, banks are encouraged to hold mortgages. Most of those mortgages are low-risk. A lot of them guaranteed by the government of Canada. And the way our capital rules work, the way our leverage ratios work, banks are encouraged to carry that. So when you have that, when you have sustainable earnings, you know, the business models are pretty good. You have low volatility in your earnings. So most Canadian banks were able to weather the storm profitably and in our case, we were able to grow our bank through this cycle.
Forbes: Now, a couple years ago, you got out of certain areas that you thought were getting a little dicey. Can you explain that?
Masrani: Yeah, it was actually about four or five years ago. I’ll give you a bit of background. The TD Bank Financial Group, our bank—a 154-year-old bank, full-service, quite global and we used to be one of the top 10 banks in structured products from a global perspective—[we] decided four or five years ago that it was a business where the risk-reward was not obvious. There was lack of transparency. Markets were not as liquid as people thought they were.
And valuations were very difficult. In fact, you know, most of the valuations were based through modeling. So when we looked at that, we decided to exit the business. And it was not an easy decision. In fact, you know, we were vilified by the community saying, “You know, you guys are leaving when this is the next holy grail for banks.” We are happy we did. What that did was it positioned us for this particular cycle in a manner that frankly, you know, it was not an issue for my bank.
The Wow Culture
Forbes: You touched on [the fact that] you’ve got a growing presence, dramatically growing presence, in the United States. And one question we have to ask is, when you bought Commerce Bank Corp., which was an unusual bank, its culture seems to have overtaken you. Here you are a Canadian and you’re supposed to be much more formal than we in the U.S. And here you are, you have your pin, you call your branches stores. You have the formal name, “America’s Most Convenient Bank.” What’s going on here?
Masrani: Well, you know, there must be something about the Canadian stereotype, and obviously we are not that. You know, when you look at it, the model we run in Canada is centered around service and convenience, which is no different than what we have in the United States. You know, now we have, as you rightly pointed out, 1,100 stores from Maine to Florida. We are TD Bank, America’s most convenient bank. We believe that the only way to differentiate in our business, to have sustainable differentiation, is through service and convenience, you know, products and price can be matched in a millisecond. So that’s our model. And we believe in the wow culture. You know, that’s what we do day in and day out. Our people matter. You know, for us, we don’t make cars. We don’t make screwdrivers. We got to reinvent ourselves every day. So we’re very happy with our presence in the U.S.
And people ask me, you know, as to how is it going, because the timing from a macro perspective, some might have suggested this is a difficult time in banking. Frankly, for us, this has been a fantastic time to grow our bank. And we’re very happy with how it has turned out. So you’re right, our culture is unique, but that makes the difference. In our case, you know, it’s our people. It’s the wow culture. And like I suggested to you earlier, try our bank. You know, you will be happy with what you see.
Forbes: Now some of the things you do—and maybe you could answer the question [of] why others haven’t done it—is you have things like lollipops, dog biscuits for people’s dogs. What other things do you do? And why don’t others have dog biscuits or cat biscuits or whatever?
Masrani: Yeah, so, you know, we could spend hours here and I’d enjoy doing that. But from a big-picture perspective, we are America’s most convenient bank. Most institutions would define convenience as just hours. And yes, that’s an important component. But for us, you know, it’s convenient in everything you do with us. You know, if you are married, we’re going to make it convenient for you. If you happen to be, you know, have a pet, we’ll make it convenient for you. If it’s raining outside, we’ll make banking convenient for you. So we mean what we say. It’s not just a tag line. You know, that’s what we do. And so, you know, if you have change, you can walk into any of our stores and there’s a penny arcade, you know, you can have your coins counted for you. We make it fun for the kids. And for us, this is what wow culture is all about.
Now, you asked me how come others cannot just copy you. I wonder sometimes, but I think it is more difficult than people realize. So for example, you know, we are open on Sundays in most of our network, and we are open late. So what does that mean? It means that, you know, your hiring practices, your training, you know, your staffing models are all unique to fit that particular model. It is one example I give you. So, you know, I think it’s not an easy thing to copy. There are barriers to this model. And I’m happy there are because, you know, we are unique in that regard.
Forbes: You mentioned training. You have, you might call it, a bank university.
Masrani: We do: TD University. Yeah, Mount Laurel, N.J.
Forbes: Which is a little unusual. Describe some of the unusual characteristics of this place.
Masrani: Well it is, frankly, a university. You know, it’s a great facility. In fact, you know, obviously I’m biased, but we were ranked among the top training places. I forget the exact ranking, but it was in the top 125 globally. So what we do is, you know, for us culture is critical. So the day new employees walk in, you know, we go through an intense program of what the bank is all about. You know, how do we wow our customers? What do we stand for? Service and convenience is critical. And, you know, what does it take to provide that first-class service day in and day out? So that’s one component.
Forbes: And a training facility is not the usual classroom.

Masrani: Yeah, well, you know, and we have our employees go back to the university on a regular basis so that, you know, we keep our programs very fresh. And frankly, you know, we spend a lot of money training our people, you know, having the facility. And it’s critical for our model. It’s a differentiation. And we’re happy that we’re able to do that.
Greece Vs. California
Forbes: Going to a macro question, what do you think will be the knock-on impact of Greece? Because, as you know here in the United States, we have our Greeces. Some of the states like California, we all know are in trouble. Many municipalities are in trouble. How do you see all of that playing out, and what impact is that going to have on economic growth?
Masrani: I mean, obviously what is going on is not pleasant to watch, and there are no easy answers. These things get developed over many, many years of problems. And we see the culmination of that. My view is there’s no easy way out here.
I think, you know, there is a bailout now, that’s what we hear. And I’m sure there will be some impact. But it is going to be difficult. When you have a dislocation of the type we’ve seen, it takes a long, long time. And, you know, it’s unfortunate that a lot of the Europeans will be suffering through it. So there’s no easy answer. I think this will take time. It is going to take a huge amount of discipline within Europe. In the U.S, there are issues, obviously. You know, we are here. But there appears to be more flexibility I would say. You know, once the economy starts to strengthen, I’m sure some of the finances in certain states will improve. But there are certain fundamental issues people will have to grapple with. You know, you cannot run deficits like we have been. So I’m sure there would be implications. But I see over the long term, I feel much better what can be done in the U.S. than on a macro basis internationally.
Commercial Real Estate
Forbes: Let me ask you on commercial real estate, where everyone knows there are problems there. How do you see that unfolding?
Masrani: Yeah, so in my bank’s case, just to give you some sense, you know, recessions hurt banks. There is no way out of it. You cannot avoid them because we are in the risk-taking business. But what have we done? In our case, you know, we have been a positive outlier through this cycle. And how did we do that? So our losses are much less than our peer group such that we’re, you know, still very profitable in the U.S. alone.
And we were able to do that by making sure that the conservative risk management culture, you know, that we are able to maintain that. We made sure that we stuck to our footprint. We did not, you know, mess around in markets that we did not know. And frankly, we originated our own loans. You know, we did not go out and buy loans from others. Now, I give you that background is that when you have that situation, yes, commercial real estate might be difficult, you know, from a macro perspective. It has been difficult in certain parts of the country. It has been a disaster. But there are parts of the country—we are central in the Northeast of the U.S. You know, we have a growing presence in Florida, but we are pretty small there, so we didn’t suffer the Florida market as such. But that is an issue. But I feel that, you know, the marvel of the United States is that when the economy turns, you know, the more people come in, there’s more confidence.
I’m already seeing some signs of deals happening in the market. So I’m not as pessimistic. I think yes, it’s not going to be smooth sailing. But I don’t see a major, major disaster either.

Bank Regulation
Forbes: In terms of bank regulation, are bank examiners easing up a little bit? Because we heard stories if a bank made a loan, boy, you have to be really ready to defend it. And are they being a little more reasonable now, more common sense, or is it still a jagged curtain?
Masrani: This might sound unusual, but I think as a bank, we’re all on the same side. You know, there’s no us vs. them, as long as we do the right things, and so I don’t particularly find that difficulty. In fact, our bank, through this recession, has grown. We are upping our loans when the whole industry is down.
You know, we are making mortgages and happy to make the mortgages. We are ahead in our HELOC [home equity line of credit] book. So we’ve grown our bank through this recession. And I’ve had no difficulty with any of my stakeholders, including the regulators, to execute on that strategy. So, you know, I read the same, you know, newspapers as you do, but I haven’t come across, you know, any major issues in my day-to-day running of how we manage our book or how we grow our book.
Growth and Acquisitions
Forbes: You’ve made some acquisitions via the FDIC, [in] Florida and elsewhere. Do you see more opportunities cropping up with the failed banks that you can move in on?
Masrani: So for us, you know, the great competency we acquired—and we’ve had that in Canada over many, many years—is ability to organically grow. So my bank, in the U.S., we opened 33 new stores last year. I’m not aware of many banks that are opening new locations. We opened 33 new stores. We’re going to be opening 32 this year. Now that’s very much part of our network. You know, we continue to invest in our people. We continue to invest in our brand.
So that allows us to grow organically. But should a compelling opportunity come up—and, you know, my view is Riverside and the two small banks that we bought in Florida were in that category—of course we will look at it. You know, we’ve said that if there is a sensible way to acquire where we are not going to be taking risks that we do not understand, if there is transparency on the asset side of the balance sheet, of course we will do that. You know, sad to say, but there’s only three banks listed on the New York Stock Exchange that are AAA rated. One of them is TD Bank Financial Group. So we have the capital. You know, we have the right strategy from my perspective. And if there is an opportunity out there that makes sense and that fits our model, of course we will pursue that.
And that’s where Riverside and the two banks you mentioned in Florida that fit that category for us.
Forbes: So-called reform, regulatory, federal regulatory reform, taxes on banks, that’s not going to be helpful, is it?
Masrani: It is tough to comment on what’s going to happen. But, you know, take the tax issue, just to use that as an example. You know, does it make sense? Perhaps, you know. What should it be? Maybe, you know, some people much smarter than I will figure that out.
But having said that, now, if you look at the premise, the original premise of the tax, was that, OK, the funding is going to be used to recoup, you know, some of the TARP funds. It is to make sure that, you know, banks that receive favorable treatment that they’re able to, you know, pay back in some way. Well, say in our case, TD Bank Financial Group, we did not take one dollar’s worth of TARP. We did not take any bailout funds from any country in this world. We grew our bank. We’re more profitable. In fact, we announced our results last quarter. We had record profits, very profitable in the United States, growing our bank. So if the premise is to recoup, you know, from banks that took TARP, then obviously, you know, it doesn’t make sense for my bank. But if there’s some other way to look at this then obviously, you know, we are open to looking at and whatever the laws are, we will follow them. But, you know, I think this is a more complicated subject, and what’s the premise and, you know, how do banks manage around it?
Need Capital Requirements
Forbes: How should Washington deal with this thing called “too big to fail”? Is it more sensible capital requirements? Because it would seem that creating a fund almost guarantees what you saw with Fannie Mae ( FNM — news — people ) and Freddie Mac ( FRE — news — people )—whether it’s one dollar or a trillion, people know, OK, Uncle Sam is in, different set of rules here.
Masrani: You know, if you go back, just to start off, I think some of form of reform is necessary to address, you know, what we just went through. But I think it is important to keep in mind what caused this crisis.
You know, so, was there excess leverage in some lines of businesses, in some banks? The answer is yes. Otherwise we wouldn’t have the problem we have. Was there adequate level of capital in all the banks to address the risks? With the benefit of hindsight, it’s obvious that some did not have enough capital. What was the quality of that capital? Was there consistent application of regulations around the world? And obviously with the benefit of hindsight, we see that there wasn’t. Was there a test that did not really address the issue? The answer is yes, there were not adequate level of tests. So when you look back, you know, reform should address those issues. And frankly, you know, a lot of the suggestions would get there. Now your particular example of too big and all that, I mean, who knows to define what is big, what is small?
But I think if we were to address leverage, recognize the risks, make sure that the banks are adequately capitalized, so, you know, I don’t want to get into too much [in terms of] technical points, but what should be tier one? What’s the composition of tier one? How much common equity in tier one capital for banks? What should be the leverage that you allow in trading books? What kind of capital are [we] going to ask banks to hold against those trading positions? I think those will solve the problem, because that’s what caused this. And hopefully, you know, the regulations that will finally emerge from the package that is being debated will address those points.
Forbes: So there’s no need to try to turn back the clock to Glass-Steagall or the Volcker rule and say that banks can’t do this, can’t do that? Your point’s a very valid one. If you have adequate capital ratios, you’re not going to put the system at risk.
Masrani: Yeah, some of the rules are necessary, you know, as to what activities. You know, does it make sense for regulation to capture all the players in the financial services business? ... You know, when you look back at subprime, in our case, you know, we were not in the subprime business. But if you look at subprime, you know, how many unregulated entities were there making subprime loans? So I think, you know, parts of this are necessary. Rules as to, you know, suitability, you know, whether the products are suitable for certain types of individuals, obviously is necessary. But I think the lynch pin in banking has been capital, has been, you know, definition of a risk-based way of looking at assets rather than, you know, whether you have a subprime loan on your balance sheet or you have a Treasury bond on your balance sheet.
You know, we need to find a way to differentiate between the two and make sure banks are encourage to keep, you know, quality assets on their books.
Forbes: And clearinghouses for things like credit default swaps, does that make sense to you?
Masrani: Yeah, I think some of it does make sense. But as usual, the devil is going to be in the detail. You know, I mean, these are markets where, some of them are commodity types and does that make sense that those should, you know, be trading and [have] better transparency?
Now, whether they go through clearinghouses, or there is a better way to create transparency, or there are better disclosure rules around them, you know, you can come up with various solutions but I think what this crisis has shown us is that transparency, you know, valuations that make sense, suitability like how do you make those mortgages, I think those are the issues we need to capture. And, you know, maybe clearinghouses do address parts of that but not, perhaps, all of what is required here.
Return of Europe?
Forbes: Quick question going back to Europe, since you’ve worked in Europe. What’s the future of the euro? Europe, to be blunt, I can say this, has been an economic, overall Western Europe, has been something of a backwater given cultural traditions, given the level of education. They were way behind on technology, way behind on job creation. Can Europe get back in the big leagues again?
Masrani: You know, people right now, because of the crisis, you know, talk a lot about the euro, for example.
And I think these models do work if, for the most part, you know, each of the players stay within the band of, you know, so what’s going to be the deficit? You know, what kind of, you know, tax policy are you going to have? And when you somehow, you know, get off that, then it is hard. You know, traditionally as you know better than I would, how would a country, you know, solve a crisis as to what we are seeing now? Well, they would just, you know, massively devalue their currency and hope for the best. Tough to do that when you’re part of a common currency. And a huge disparity as to, you know, what Northern Europe might look like vs.[what] Southern Europe might look like. So I think there are major issues that need to be addressed here. But as usual, and I think it’s always darkest when the crises are there. You know, but these countries, there is resiliency, there is history.
And I’m sure they will come out of it. But it is not going to be the same as we see today. And so again, maybe I’m just an optimist by nature. But I feel that some of these things will result in a better framework going forward. Now, you know, the proof is going to be in the pudding. The U.S. is able to do that because, you know, it’s one country. When you have numerous countries, it is extremely difficult. So we’ll see how it pans out.

Forbes: Bharat, thank you very much. Thank you for joining us.
Masrani: Thanks very much, good to see you.
Forbes: Good to see you.
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2.	Get Briefed: Bharat Masrani TD Bank CEO tells Steve Forbes how his bank avoided much of the financial crisis. By Alexandra Zendrian May 24, 2010 — Forbes
About Bharat Masrani
Bharat Masrani is the chief executive officer and president of TD Bank. He is also a member of the TD Bank board of directors.
Masrani started his banking career at TD Bank Financial Group in 1987 as a commercial lending trainee. Before becoming CEO of TD Bank in 2007, Masrani was chief risk officer at TD Bank Financial Group. He was also senior vice president and CEO of TD Waterhouse Investor Services in Europe.
Besides being on TD’s board, Masrani is on the board of directors at Maine Medical Center. He also serves on the Schulich International Advisory Council.
He and his wife, Shabnam, alternate their time between Philadelphia and Portland, Maine. They have two children.
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3.	TD Bank Eschews “Holy Grail” For Banks and Rides Out Economic Storm By Dikenta DikeBio May 21, 2010 — Forbes Blog
In a move that was vilified by the banking community, TD Bank Financial Group — the 154 year old Canadian-based institution — got out of the structured products game in 2005 before the entire financial landscape started to buckle and heave under the weight of a global economic crisis. TD Bank’s President & CEO Bharat Masrani speaks about why his company shed some of its financial baggage in the next edition of Intelligent Investing With Steve Forbes.
“We used to be one of the top ten banks in structured products from a global perspective and decided four or five years ago that it was a business where risk reward was not obvious,” Masrani tells Steve Forbes. “There was lack of transparency. Markets were not as liquid as people thought and valuations were very difficult.”

Masrani says the difficult decision enabled TD Bank to rise above the epic turmoil roiling around the global banking industry. Insiders chided TD, claiming structured products were “the next Holy Grail for banks. But we’re glad we did,” Masrani says.
The 2007 purchase of New Jersey-based Commerce Bancorp, for a reported $8.5 billion, enabled TD Bank to scale its footprint in the United States to more than 1,000 branch stores and concentrate on living up to its moniker as “America’s Most Convenient Bank”.
“We believe the only way to have sustainable differentiation [in banking] is through service and convenience,” says Masrani. “We believe in the ‘wow culture’. Our people matter. Our culture is unique.” Whether it’s by way of being open 7-days a week, offering up free “penny arcade” coin collection, bank-branded lollipops, dog biscuits, and ball point pens, Masrani says the bank is reinventing itself everyday and finding ways to wow customers.
Masrani also discusses regulatory reform making its way through Congress and how TD was able to stave off receiving any TARP funds. As TD Bank largely abides by Canadian regulatory rules (the “TD” stands for “Toronto-Dominion”), it wasn’t swept up in the calamity that afflicted many of America’s storied financial institutions.
In this brief highlight clip, Masrani explains to Steve Forbes why TD Bank should not be burdened with any potential reforms that levy hefty taxes on banks.
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4.	Horizon Misses Deadline to Disclose Financial Data By John Hielscher May 24, 2010 — Herald Tribune (FL)
The parent of struggling Horizon Bank of Bradenton has yet to file its first-quarter earnings report, prompting a notice to regulators.
Horizon Bancorporation Inc. recently notified the U.S. Securities and Exchange Commission that it could not submit its required report “without unreasonable effort and expense.”
Charles Conoley, the company’s president and chief executive, told the SEC that the publicly traded parent company’s accounting staff has been “fully engaged” in working on the bank’s financials following a regulatory exam in April.
Horizon, under the gun to raise more capital, is trying to get regulators to approve a proposed stock sale of up to $8.5 million.
The bank earlier reported a first-quarter loss of $378,000. It lost $7.4 million in 2009.
Regulators issued a prompt corrective action order in March to either restore capital or find a buyer. Its auditors issued a going-concern warning about the company.
Horizon remains one of the weakest banks in the state. Regulators consider it “significantly undercapitalized,” with tier-1 capital at 2.46 percent, less than the 4 percent needed to be “adequately” capitalized.

The bank’s stock is now held by 1st Manatee Bank of Parrish as collateral for a $1.1 million loan to Horizon in 2008. 1st Manatee initially wanted to sell that stock to recover its money, but later agreed to wait until June 15 in exchange for $104,000 in cash payments.
Horizon has $200 million in assets and operates four offices in Manatee and Hillsborough counties.
TD buys Mercantile Bank
TD Bank continued its march through Florida last week, buying the parent of Mercantile Bank.
TD Bank, part of the Toronto-Dominion Financial Group, is paying $191.6 million in cash and stock for The South Financial Group of Greenville, S.C.
Mercantile operates 67 offices with $3 billion in deposits in Florida, including 17 branches in the Tampa Bay area. Mercantile is part of Carolina First Bank, South Financial’s struggling bank that lost $655 million last year.
While Mercantile does not have any retail branches in the Sarasota-Manatee area, it has been an active real estate lender. In fact, the bank was one of several that loaned to Michael Tringali, a now-imprisoned flipper who was part of Neil Mohammad Husani’s alleged conspiracy to defraud area banks.
South Financial received $347 million in TARP funds. TD will repurchase those preferred shares from the U.S. Treasury for $130 million.
Stockholders in South Financial can opt to receive either 28 cents per share in cash or 0.004 share of TD common stock. The seller was trading at 67 cents before the deal was announced.
TD Bank CEO W. Edmund Clark said the company decided to buy now, rather than wait for a cheaper FDIC-assisted deal, to preserve the company from failure.
TD Bank in April acquired three failed Florida banks, adding $3.9 billion in deposits and 69 offices to the $1.1 billion in deposits and 29 branches it already operated in South Florida. Those banks were Riverside National Bank of Florida in Fort Pierce, First Federal Bank of North Florida in Palatka, and AmericanFirst Bank of Clermont. TD also was a bidder last year for the failed Colonial Bank, which wound up going to BB&T.
Too much workers’ comp profit
Sixteen workers’ compensation insurance companies or groups in Florida were ordered to return a total of $9.4 million in excess profits to policyholders.
The Florida Office of Insurance Regulation said the insurers earned the excess profits in 2005, 2006 and 2007.
The largest refunds will be issued by St. Paul Travelers Group, $5.2 million; Liberty Mutual Insurance Cos., $1 million; American Interstate Insurance Co., $867,843; and Guard Insurance Group, $835,474. All the companies have 60 days to issue refunds or policy renewal credits.

Workers’ comp rates dropped an average 6.8 percent in January. The decrease, the seventh consecutive, will save employers $166 million this year, OIR said.
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5.	Vigil Planned To Oppose Bank Construction May 21, 2010 — News Record (NJ)
UNION COUNTY — The Concerned Citizens of Union County (CCUC) are planning to hold a weekly Friday after noon vigil, beginning today, to oppose the construction of a TD Bank branch at the corner of Morris and North Avenues on the Elizabeth, Hillside and Union border. The vigil will take place from 5-6 p.m.
“We see this as a threat to the environment, a traffic and safety hazard and a disregard for the integrity of the Liberty Hall National Historic Landmark, says CCUC spokesperson, Paula Borenstien.
“As Union County prepares to host a statewide conference on Historic Preservation in June, attention should be shown to this immediate threat to the erosion of a national historic landmark. There has never been commercial development on this landmark property, which is adjacent to the Ursino Park/Elizabeth River section of the Union County Parks, and it should not begin now. The Liberty Hall National Historic Landmark was deemed one of the ten most endangered historic sites in New Jersey by Preservation New Jersey.”
Union Township allowed this project to go forward, but other municipalities and residents were never properly consulted, according to the citizens’ group. Both Hillside and Elizabeth City Councils have passed resolutions opposing the construction of the TD Bank, protest organizers said.
“We hope that all those concerned with historic preservation and the quality of life in our neighborhoods will join us at our vigils,” says Borenstein.
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6.	Giving News in Brief May 21, 2010 — PhilanthropyJournal.com
TD Charitable Foundation, charitable arm of TD Bank, donated $300,000 in to public libraries from Maine to Florida.
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7.	Berkshire Athenaeum Will Offer Summer Plan for Kids By Jenn Smith May 22, 2010 — Berkshire Eagle (MA)

PITTSFIELD — The Berkshire Athenaeum, and some of its younger patrons, are getting a few extra dollars.
TD Bank has launched a two-pronged initiative through its TD Charitable Foundation to give public libraries across the country a boost in the wake of dwindling public funds.
The Berkshire Athenaeum was recently surprised to learn it was one of 75 libraries chosen to receive a $4,000 donation, which will be used locally to purchase new books and materials.
In addition, the library is partnering with TD Bank for the first time, to offer a new summer reading incentive program in addition to its traditional summer reading program. For those who register to participate, the bank will contribute $10 into a new or existing TD Young Saver account for each child who reads 10 books by Sept. 30 to promote both language and financial literacy.
According to a TD Bank spokesperson, the TD Charitable Foundation worked with the Massachusettes Board of Library Commissioners to identify libraries in the state “that offered great community programming.”
Berkshire Athenaeum was the only library in the county and one of 10 in the state to receive this funding.
Athenaeum Director Ron Latham said though he won’t know until next month what kind of funding the library will get for the next fiscal year, he said, “Given the cutback we’ve had, we’re heading into a very difficult year. The mayor has made it very clear that he will be cutting public services, and I have every reason to expect that he’ll be cutting the book budget. This is just a small Band-Aid, but we’re still very grateful,” Latham said.
TD Bank-recommended reading for lessons on money and savings:
A Dollar for Penny by Julie Glass
Bunny Money by Rosemary Wells
Monster Money Book by Loreen Leedy
Lemonade for Sale by Stuart J. Murphy
Money Trouble by Bill Cosby
Rent Party Jazz by William Miller
Jelly Beans for Sale by Bruce McMillan
Millions by Frank Cottrell
The Big Buck Adventure by Shelley Gill and Deborah Tobola
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8.	TD Bank Donates Supplies to Tools for School Program May 23, 2010 — St. Augustine Record (FL)
Kelly Bland, Vice President of First Federal of North Florida now TD Bank of North America recently presented the St. Johns County Education Foundation’s (SJCEF) Tools for School Program with two truckloads of office supplies. This donation included notebooks, pens, pencils, notepads, and notebooks. St. Johns County School District teachers can recycle these items in their classrooms. Furthermore, families who cannot afford to purchase school supplies for their children can take advantage of the donations too! The SJCEF will distribute this donation along with others to the teachers prior to the beginning of school in August.
Tools for Schools is a program sponsored by the SJCEF where area businesses and the community donate reusable materials and school supplies.
These donations are distributed free to public school teachers to enhance instruction in their classroom and promote student achievement.
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9.	Will Carolina First Owner Aid Communities? By Tim Smith May 24, 2010 — The Greenville News
COLUMBIA — Joel A. Smith, retired dean of the University of South Carolina’s Moore School of Business, knows how the acquisition of a local bank and the loss of a bank headquarters can affect a community.
Smith was senior vice president for Bankers Trust of South Carolina in Columbia when it merged with NCNB in 1986 and was president of NCNB of South Carolina when it merged with C&S Sovran in 1991, creating NationsBank, now Bank of America.“If the culture of the acquiring company is similar to the company being acquired, then you may not see very much difference,” Smith said.
That will be tested soon as Canadian-based Toronto-Dominion Bank takes over Greenville’s Carolina First later this year. TD agreed to purchase Carolina First’s parent, The South Financial Group Inc., for nearly $192 million last Monday.
In a previous merger, Smith said NCNB had a strong culture of community support, and so its work in the arts and community development actually increased for a while.
But over time, he said, that support and involvement can diminish as banks are acquired yet again and the communities the new corporation serves multiply.
“There were more and more communities being served by the bank, and that naturally diluted the resources and focus of the bank,” he said of what happened with NCNB. “Over time, that dilution occurs to the point that the local entity seldom resembles the original headquartered company and what they do.”
Hayne Hipp, former chief executive officer of the former Liberty Corp. in Greenville, said Royal Bank of Canada hasn’t been as actively involved in Greenville as Liberty Life was after

RBC bought the company in 2000. But he said when RBC purchased a North Carolina bank, it has continued to be active in the Carolinas in the communities served by the bank.
“I think banks are a little bit different than insurance companies, and manufacturing companies are different from both,” he said. “The challenge I think a bank has is the importance of local. If your loan officers are active in the community, then they know who the good credits are, who runs good operations, and they can make loan decisions on observations at ground level.”
Hipp said losing a corporate headquarters is a “significant issue and a challenge that South Carolina has.”
In the 1960s and 1970s, he said, many businesses were built that were later sold in the 1980s, including banks, insurance companies like Liberty and Colonial Life, and media companies.
“You do miss something from a civic point of view when you’re calling on a non-South Carolina-based company as opposed to a South Carolina-based company,” he said. “It’s just a different dynamic, and you have to adjust from a civic point of view.”
Columbia Mayor Bob Coble, who is leaving office this year after 20 years of leading the capital city, said the mergers and losses of bank headquarters in his city have been part of a new economic reality that requires cities to be fast on their feet and prepared for change.
“I think in today’s world, you have to be constantly on the lookout to reinvent yourself, to look at new opportunities,” he said. “There’s no sense looking back. There’s no sense crying about it. There’s no sense in spending one minute reminiscing. You’ve got to spend all your energy looking for new opportunities.”
Carolina First has about seven branches in the Charleston area. It also owns the naming rights to the College of Charleston’s basketball arena, an asset that is likely to be transferred to TD Bank.
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INDUSTRY NEWS
1.	Mortgage Rates Decline Home Buyers Get Surprise Boost From Europe Crisis as Loans Drop to Below 5% By Nick Timiraos May 24, 2010 — Wall Street Journal
The financial turmoil in Europe is providing an unexpected windfall for American home buyers, as international money seeking a safe haven is flowing into the U.S., pushing domestic mortgage rates to the lowest levels of the year and back near 50-year lows.
A real estate agent leaves an open house for a home for sale in San Francisco. Falling mortgage rates could lift the U.S. housing market.
The housing industry had been bracing for months for a period of rising mortgage rates, triggered by the end of the Federal Reserve’s $1.25 trillion mortgage-securities purchase program. Conventional wisdom held that mortgage rates would rise as the Fed pulled back from propping up the market.
Instead, many in the industry now say rates could drift as low as 4.5% this summer from 4.86% now, instead of rising to 6% as some economists projected, making for significantly lower payments for Americans buying homes or refinancing their mortgages.
Refinance business “exploded” last week, says Jeff Lazerson, chief executive of Mortgage Grader, a brokerage in Laguna Niguel, Calif. “It’s schizophrenic. We all had this expectation of higher interest rates and no more refinances.” He says he helped a borrower lock in a 30-year loan with a 4.25% fixed rate last week, the lowest in his 24 years in the business.
Rates on 30-year mortgages averaged 4.84% last week, according to a survey by mortgage-insurance titan Freddie Mac. Rates were quoted late Friday at 4.86%, the lowest since December 2009, according to a survey by financial publisher HSH Associates, and down from a high of 5.27% for the week ended April 9. Rates on 15-year mortgages averaged 4.24% last week—the lowest since Freddie began its survey in 1991.
Economists largely attribute the decline in mortgage rates to the European debt crisis and new concerns about the global economy, which unleashed a massive wave of cash into U.S. bonds from investors around the world.
This buying pushed down yields on Treasury bonds. Because mortgage rates are closely pegged to yields on 10-year Treasury notes, which fell to 3.2% Friday, the decline in Treasurys pulled down mortgage yields. Typically, mortgage yields remain around 1.5 percentage points above yields on 10-year Treasury notes.
Falling mortgage rates can give a powerful lift to the housing market. A general rule of thumb holds that every one percentage point decline in mortgage rates is the equivalent of roughly a 10% reduction in the home price for the buyer. So, if the current rates hold, say economists, that could help stabilize prices and allow current homeowners to sell existing homes without substantial price cuts.
It isn’t clear how much home-buying the lower rates will spur. Demand had fallen in recent weeks after buyers raced to close sales ahead of last month’s expiration of an $8,000 federal tax credit for home purchases. Applications for new-purchase loans hit a 13-year low in the week ending May 14, according to the Mortgage Bankers Association.
Borrowers do face roadblocks. Underwriting standards are their strictest in a decade, and record numbers of borrowers are “underwater,” owing more to the bank than their homes are worth. That has excluded large swaths of borrowers from getting loans at the new lower rates.
Still, lower rates could widen the pool of people who qualify for a mortgage, while others may find they qualify for a slightly larger loan. “They can buy the place with the extra bedroom or the swimming pool,” says Jay Brinkmann, chief economist at the Mortgage Bankers Association.
Falling rates have encouraged some Americans to consider refinancing their existing mortgages to save money. A one-percentage-point decline in mortgage rates can cut $250 off the monthly payment on a $400,000 30-year fixed-rate mortgage, giving consumers cash they can use to spend.

Richard Hunsinger plans to refinance two loans on his Potomac, Md., home into a new 15-year mortgage this week with a 4.37% rate. The 55-year-old dentist is worried that interest rates will eventually rise sharply, boosting the payment on his home-equity line of credit. His first mortgage, also a 15-year loan, currently has a fixed rate of 5.25%. And while the rate on his $240,000 home-equity loan is just 3.25%, it has risen as high as 8% in the past.
Rates “can’t stay low forever,” says Dr. Hunsinger. If they go up over the next year, “this will look like a really bright decision.”
By historical standards, rates are incredibly low. Until 2003, rates on 30-year fixed-rate loans hadn’t dipped below 5% since the 1960s. Rates fell to similar points throughout much of the past year as the government was helping to hold down costs for borrowers.
Nearly half of all borrowers with 30-year conforming fixed-rate mortgages have mortgage rates of 5.75% or higher and could reduce their rates by a full percentage point if they refinanced at current rates, according to investment bank Credit Suisse.
Many of those borrowers may have tried to refinance last year, only to find that they couldn’t qualify. When rates fell to similar lows in 2003, refinance activity hit a record $2.9 trillion, compared to $1.2 trillion last year, according to Inside Mortgage Finance, a trade publication.
Now, more private investors are coming into the market for loans, offering better prices for securities containing mortgages with low rates than they were one year ago. That could lead banks and brokers to cut upfront origination fees, and borrowers who are able to refinance could find it cheaper to do so than last year.
“I’m calling people back and saying, ‘Now it’s worth it,’” says Michael Menatian, a mortgage banker in West Hartford, Conn.
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2.	Reg Reform Bill Misses Opportunity to Overhaul Agencies By Cheyenne Hopkins May 24, 2010 — American Banker
WASHINGTON — Though House and Senate lawmakers still have plenty of issues to work out in the final regulatory reform bill, one thing is already clear: The legislation will do little to streamline the fractured financial regulatory framework.
In the aftermath of the financial crisis, many observers said reform was the best opportunity in decades to rework the supervisory structure, which includes four banking regulators and 50 states with overlapping authorities.
But in the end, the final bill is likely to get rid of only one agency — the Office of Thrift Supervision — and leave most of the rest of the existing system intact.
“It’s a huge missed opportunity to restructure our regulatory system in a manner that makes sense,” said Kevin Jacques, the Boynton D. Murch Chair in Finance at Baldwin-Wallace College and a former Treasury official. “Politically, I completely understand why the administration did what it did, but economically, this is a terrible crisis to have wasted.”

Every president in recent memory has tried to revamp the regulatory structure, with many — including proposals from Presidents George H.W. Bush, Bill Clinton and George W. Bush — recommending some form of consolidation.
The Obama administration initially appeared ready to do the same, considering combining the banking regulators into one agency and merging the Securities and Exchange Commission with the Commodity Futures Trading Commission. But by the time it released its white paper last June, the administration had dropped those plans, instead suggesting a merger of OTS into the Office of the Comptroller of the Currency.
Michael Barr, the Treasury assistant secretary for financial institutions, said that the administration ultimately had other priorities it wanted to address.
“When we were going through the process with the White House, with the [National Economic Council], to think through what the key issues were, we looked at a range of proposals, including regulatory consolidation,” he said in an interview Friday. “Our basic view was we’d spend enormous amounts of political energy and tremendous time with Congress and others on something that wasn’t core to reform.”
Though House Financial Services Committee Chairman Barney Frank appeared content with that approach, Senate Banking Committee Chairman Chris Dodd initially had a much more ambitious plan. He talked repeatedly in hearings about the “alphabet soup” of regulators, suggesting that it was partly to blame for the financial crisis.
In his initial bill, introduced last fall, Dodd proposed combining the banking regulators into one agency. By this spring, he had amended it to eliminate only the OTS but also to strip the Federal Reserve Board of most of its oversight of banking companies. By the time the bill passed last week, however, the Fed’s supervisory power had been restored.
Even a Senate provision to eliminate the thrift charter is likely to be struck from the final bill during negotiations with the House.
“We changed virtually nothing in terms of the regulatory structure,” said Bill Isaac, chairman of LECG Global Financial Services and a former chairman of the Federal Deposit Insurance Corp. “We got rid of the OTS, but that’s something everyone assumed would happen.”
Isaac supported Dodd’s original consolidation idea but conceded that such a move would have required a huge political battle. Indeed, the Federal Reserve Bank presidents and a phalanx of community banks protested the proposed reduction in the Fed’s power, helping Sen. Kay Bailey Hutchison, R-Texas, to win passage, 90 to 9, of an amendment to keep the central bank’s authority intact. “It’s hard for the government to really eliminate agencies,” said Alex Pollock, a resident fellow at the American Enterprise Institute. “A very interesting element of this is the Federal Reserve, which started off in Dodd’s original bill as having its authority restricted, and now it’s a major winner. There is a lot going on, but it isn’t consolidation and streamlining.”
Ultimately, with the exception of the OTS, the regulatory agencies are almost certain to gain power. Under both bills, the Fed would be the systemic risk regulator, and the FDIC gained resolution authority over systemically important bank holding companies. The OCC, meanwhile, will now supervise thrifts.

“This is not a consolidation bill,” said Donald Ogilvie, the chairman of the Deloitte Center for Banking Solutions. “It was an expansion of regulatory authority.”
Although eliminating the OTS is significant, its demise had been all but assured for some time. Within a few months of its creation in 1989, American Banker ran an article speculating how long the agency would last. With a steady decline in the number of thrifts and failures and charter conversions at most of the largest savings and loans, few fought to save the agency. “It’s clear they failed, but also they’ve ceased to have critical mass to be effective,” said William Longbrake, an executive in residence at the University of Maryland and a former vice chairman at Washington Mutual Inc. Another “reason they don’t need to exist is, the difference between the charters is pretty minimal.”
By contrast, every other agency had a constituency ready to fight for it. Community bankers complained to Congress at the very suggestion that the FDIC — the regulator of most small institutions — would lose its oversight role, and they defended the Fed as well. “Everyone is very comfortable with the status quo, ... and the lobbying was very, very significant,” Longbrake said.
Still, others said the administration should have at least tried for more consolidation.
“The financial reform agenda as framed by Treasury last year, and as likely to continue in conference, reflects monumental lost opportunity,” said Rick Carnell, an associate professor at Fordham University School of Law and a former Clinton Treasury official. “There was a huge opportunity here for real reform, and it was squandered. I think it was fair to say it was co-opted.”
But Barr defended the administration’s strategy. “The key thing is, the rules of the game are fixed,” he said. “Would it have been neater or tidier? There are certainly neater and tidier ways of setting up the structure, but that doesn’t necessarily mean it will be better.”
Brian Gardner, a political analyst at KBW Inc.’s Keefe, Bruyette & Woods Inc., said the administration made the right political judgment. “You wind up having to spend political capital on things less important than other issues,” he said. “At the end of the day, how many regulators there are is less important than what the powers are.”
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3.	Economists See Solid U.S. Growth By Luca Di Leo May 23, 2010 — Wall Street Journal
The U.S. economy should expand at a solid pace this year and next as consumers increase spending, confident the recession is behind them, a panel of economists said in a survey released Monday.
The 46 economists surveyed in the National Association for Business Economics report between April 27 and May 7 predicted U.S. gross domestic product would expand by 3.2% in 2010 and 2011.
That is a touch higher than the 3.1% growth predicted for both years in the last survey, released Feb. 10.

“Although risks involving Europe have recently escalated, the outlook in this country has improved in most respects,” said NABE President Lynn Reaser, chief economist at Point Loma Nazarene University.
“Growth prospects are stronger, unemployment and inflation are lower, and worries relating to consumer retrenchment and domestic financial headwinds have diminished,” she said.
Stung by the worst recession since the 1930s, Americans were thriftier in 2009. But consumer spending, which accounts for more than two-thirds of U.S. GDP, drove the economy’s growth in the first quarter of 2010. That should help compensate for fading support from the government later this year.
The U.S. savings rate should average 3.4% this year, the economists predicted, down from a 4.6% forecast three months ago.
Spending will be helped by a gradually improving labor market. Employment gains are expected to remain robust through 2011, except for a slowdown in job creation in the July-September period, when those working on the 2010 decennial Census count will lose their temporary jobs.
The economists surveyed expect the unemployment rate to fall from 9.9% in April to 9.4% at the end of this year and to 8.5% by the end of 2011.
The economy in April added jobs at the fastest pace in four years, with strong employment gains in the private sector.
Personal spending and income data for April, due for release on Friday, are expected to show that the turnaround in employment is starting to support incomes, according to analysts surveyed by Dow Jones Newswires.
Business investment also will drive the economy’s expansion, according to the NABE survey, with spending on equipment and software buoyed by higher profits. Small companies, which are still finding it hard to get loans following the financial crisis, are expected to benefit from some easing of credit conditions.
The panelists expect inflation to remain low for longer than in the previous survey. As a result, they see the Federal Reserve’s benchmark lending rate rising to just 0.5% at the end of 2010, compared with a February prediction that it would increase to 0.75% in the final quarter of this year. The Fed funds rate at which banks lend to each other overnight currently stands between zero and 0.25%.
The NABE forecasts are slightly less optimistic than predictions made by Federal Reserve officials at their last meeting. Fed officials said after the April 27-28 meeting that the economy should grow by about 3.5% this year and 4% in 2011, with the jobless rate falling to 8.3% at the end of next year.
On a more negative note, the strength of the housing rebound was downgraded in the latest NABE survey. Economists no longer expect the sector to outpace the overall economy.
U.S. home construction posted a bigger-than-expected gain in April thanks to the extension of a tax credit, but the plunge in permits suggested the housing sector would remain a weak spot in the economy.

Almost half of those surveyed believed Greece would default on its debt over the next year. (The survey ended a few days before European governments announced a $1 trillion debt-stabilization fund to prevent the Greek crisis from spreading.)
But the impact on the U.S. economy was still seen as limited by NABE panelists.
Not everyone agrees with this conclusion. Fed governor Daniel Tarullo warned last week that Europe’s debt crisis posed serious risks to the U.S. economy because it could hurt U.S. exports and bank lending, as well as revive stress in global financial markets.
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON MAY 25, 2010
Daily News Brief
May 25, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank Goes On Small Business Loan Blitz — Hartford Business Journal (CT)
To combat the view that there’s no money available for small businesses, TD Bank plans to increase its commercial lending portfolio in Connecticut this year by as much as 10 percent, company officials said. [TD Bank’s Michael LaBella is quoted.]
2.	State Street Project Gets Boost — CBS 3 Springfield News (WSHM-TV)
     [Similar articles appeared in The Republican (MA) and WWLP-TV NBC CH 22 (MA).]
The State Street corridor project is already underway, but it is about to get a big boost from a local bank. Residents have seen the new federal building and may have even noticed the red stenciling done on parts of the streets in Mason Square, but all that will pale in comparison as TD Bank announces it’ll invest $250,000 into the redevelopment.
3.	TD Bank Kicks Off Annual Summer Reading Program — The News Journal (DE)
In celebration of National Library Week, TD Bank has started its annual Summer Reading Program encouraging children to read. TD Bank contributes $10 into a new or existing Young Saver account for each child who reads 10 books from May 3 through Sept. 30.
4.	Greenville News Editorial: TD Bank Will Be a Solid Partner — The Greenville News (SC)
The sale of The South Financial Group to a Canadian-based firm appears to be the best of a number of possible outcomes for this key local headquarters that has been a corporate and civic leader. The news from last week that Toronto-based TD Bank Financial Group will buy the financially troubled South Financial has brought an understandable degree of concern but also some assurances of a smooth transition that will leave this community with an engaged banking company eager to be a strong local partner.
5.	Riverside National Bank Founder Vernon Smith: ‘I’m sorry’ — TCPalm.com
Vernon D. Smith says he’s sorry Riverside National Bank, the financial institution he founded in 1982, failed in mid-April. But he contended bank officials did nothing that was not “totally above board.” [TD Bank is mentioned.]
6.	Southwest May Give Upstate an Edge in Competition for Corporate Headquarters — The Greenville News (SC)

The Upstate’s hopes for bringing more corporate headquarters here got a big boost when Southwest Airlines decided to add the region to its list of destinations. It couldn’t have come at a better time, as Greenville has lost four high-profile corporate headquarters with offices downtown, including one last week when financially troubled South Financial Group merged with a Canada bank. [TD Bank’s Bharat Masrani is quoted.]
7.	Riverside Founder Sued Over Loans Totaling $22 million — TCPalm.com
Vernon D. Smith, founder of the failed Riverside National Bank, is being sued in Circuit Court for alleged non-payment of three loans totaling more than $22 million to failed Colonial Bank in Alabama. [TD Bank is mentioned.]
8.	TD Bank Buy of Mercantile Brings Changes to Business Banking — Baltimore Business Journal
TD Bank Financial Group’s planned acquisition of The South Financial Group is likely to impact the bottom line of many small and mid-size business customers of Mercantile Bank.
INDUSTRY NEWS
1.	Senators Pick Financial Conferees — Wall Street Journal
Congressional leaders began putting together the team of U.S. lawmakers Monday that will finalize sweeping changes to U.S. financial markets, and the expected lineup suggests banks could face an uphill battle eliminating the more onerous curbs on their business.
2.	EU to Propose Tax on Banks for Crisis Fund — Wall Street Journal
The European Commission on Wednesday will propose requiring European Union governments to create bank crisis funds supported by up-front taxes on financial institutions, EU officials said Tuesday.
3.	Obama to Urge Congress to Pass Small-Business Proposal — Wall Street Journal
President Barack Obama is expected Tuesday to urge Congress to pass legislation that would create a $30 billion fund to incite banks to extend credit to small businesses, according to a White House official.
TD BANK NEWS
1.	TD Bank Goes On Small Business Loan Blitz By Greg Bordonaro May 24, 2010 — Hartford Business Journal (CT)
To combat the view that there’s no money available for small businesses, TD Bank plans to increase its commercial lending portfolio in Connecticut this year by as much as 10 percent, company officials said.

To prove its commitment, earlier this month TD Bank officials embarked on a full-scale “blitz,” visiting hundreds of small companies in the state to try to generate new commercial loan business.
Michael LaBella, the Connecticut market president for TD Bank, said its officials visited 108 different companies in Greater Hartford alone, ranging from manufacturers and nonprofits to professional service firms and restaurants.
LaBella said the company took applications for small business loans on the spot and added dozens of new prospects.
“Small business is a critical part of our growth strategy,” LaBella said. “As they grow, we want to build a relationship with them.”
TD Bank, which has 82 retail locations in Connecticut, is the fifth largest bank in the state with $4.7 billion in deposits and 5.2 percent of the market, according to the Federal Deposit Insurance Corp.
LaBella said small businesses are usually the first to come out of the recession, which is why the bank wants to expand that book of business.
TD Bank has continued to lend throughout the recession because they didn’t get bogged down with bad loans that sunk the balance sheets of larger banks, LaBella said. He also said the bank is starting to see an uptick in small business loan applications. The demand is not where it was three or four years ago, but it has come back from the worst of the recession, he said.
Small business loans, ranging up to $500,000, make up nearly 18 percent of the company’s commercial loan portfolio.
“We look at borrowers the same way we always have,” LaBella said. “Our standards never really changed.”
The lending environment in Connecticut has been a mixed bag since the onset of the financial crisis. While larger banks have pulled back on making loans, the state’s community banks have made capital available.
Bankers say, however, they have seen a decline in business loan demand because companies have been hesitant to take on more debt in the midst of economic uncertainty.
Many businesses have seen their credit quality deteriorate, making it harder for them to qualify for loans, especially as banks tighten lending standards.
As the state’s economy begins a slow recovery from the downturn, however, Connecticut’s businesses say credit conditions are starting to improve.
According to the first-quarter Connecticut Business & Industry Association/TD Bank Credit Survey, credit conditions are the best they’ve been in more than a year and businesses expect continued improvement.
About 25 percent of the 366 business executives surveyed said credit availability is a problem for their business. That’s down from 27 percent in the fourth quarter of 2009, and

31 percent in the third quarter of last year. Additionally 50 percent of survey respondents said current conditions are average, good, or excellent.
TD Bank isn’t the only bank that has announced efforts to boost lending in Connecticut this year.
Webster Bank announced in January that it plans to boost its New England business lending this year by $400 million.
The Waterbury-based subsidiary of Webster Financial Corp. said it expects to originate more than $850 million in new loans this year, specifically targeted at small-and-medium sized companies in the region.
‘Unbanked’ Rate Below Average
Bank regulators say nearly 5 percent of Connecticut households have no access to banking services, and the problem hits minority families the hardest.
Of the 1.4 million households in Connecticut, 5.3 percent, or 73,000, don’t bank at a financial institution, according to a recent report from Federal Deposit Insurance Corp. Of those, 24,000 or 15.8 percent of black households and 32.8 percent or 37,000 Hispanic households are unbanked.
That’s compared to the 1.1 percent or 11,000 white households that don’t put money into a financial institution, the FDIC report said.
Nationally, an estimated 7.7 percent of U.S. households, or about 9 million, are unbanked. These households do not have a checking or a savings account.
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2.	State Street Project Gets Boost May 23, 2010 — CBS 3 Springfield News (WSHM-TV) [Similar articles appeared in The Republican (MA) and WWLP-TV NBC CH 22 (MA).]
The State Street corridor project is already underway, but it is about to get a big boost from a local bank.
Residents have seen the new federal building and may have even noticed the red stenciling done on parts of the streets in Mason Square, but all that will pale in comparison as TD Bank announces it’ll invest $250,000 into the redevelopment.
Congressman Richard Neal gave a status update to a packed room at the Springfield Museums on Sunday.
He says the project is already making an impact on the community.
“The ease with which we get from one point to another is very important in terms of enhancing productivity and greater efficiency. State Street today will be more welcoming to commerce than it ever has been,” he says.

The Springfield Museums have opened a new exhibit detailing the State Street corridor project.
The next piece of the project is reconstructing Putnam High School.
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3.	TD Bank Kicks Off Annual Summer Reading Program May 23, 2010 — The News Journal (DE)
In celebration of National Library Week, TD Bank has started its annual Summer Reading Program encouraging children to read. TD Bank contributes $10 into a new or existing Young Saver account for each child who reads 10 books from May 3 through Sept. 30. In April, TD Bank executives also presented 75 public libraries each with a $4,000 donation. In Delaware, awards went to Garfield Park Lending Library and Harrington Public Library.
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4.	Greenville News Editorial: TD Bank Will Be a Solid Partner May 23, 2010 — The Greenville News (SC)
The sale of The South Financial Group to a Canadian-based firm appears to be the best of a number of possible outcomes for this key local headquarters that has been a corporate and civic leader. The news from last week that Toronto-based TD Bank Financial Group will buy the financially troubled South Financial has brought an understandable degree of concern but also some assurances of a smooth transition that will leave this community with an engaged banking company eager to be a strong local partner.
TD Bank’s announcement was followed by reassuring news on several fronts: The large banking company has a solid reputation for providing good customer service, and it is widely regarded as a loyal corporate citizen that eagerly gives back to local communities in many ways.
Even more, TD Bank is not already in this market, and there’s every reason to believe many of South Financial’s 2,000 employees will retain their jobs. And TD has wisely announced it will keep many South Financial leaders in place at least for some time, including South Financial Group CEO and President Lynn Harton.
South Financial, parent of Carolina First Bank, has been under crushing pressure since the recession severely damaged the real estate market. South Financial, headquartered in Greenville where it was started in 1986, has locations in South and North Carolina, and does business in Florida as Mercantile Bank.
The sagging real estate markets on the coast of South Carolina, in western North Carolina and in Florida have taken a toll on South Financial. According to Greenville News reports, TD will acquire all South Financial’s outstanding common shares for $61 million in cash or TD common stock, and the federal government will sell to TD its $347 million of South Financial preferred stock acquired under the U.S. Treasury Department’s Capital Purchase Program.

The arrangement includes TD paying about $130 million for the taxpayer funds South Financial received as part of the bank bailout plan, The News reported.
This merger needs the approval of South Financial shareholders and various regulators. Some shareholders have already voiced opposition because of the news they can elect to receive either 28 cents in cash or .004 of TD common stock for each outstanding South Financial share.
This news is a lot for the community to absorb given hometown pride in South Financial and Carolina First, and deep appreciation of what this local connection has meant to Greenville and the entire state. Most of our downtown success stories, including the newly opened Main@Broad project, relied on the bank’s involvement.
The bank has provided a payroll that was important to many communities and eager volunteers willing to share their expertise and energy helping make a difference in areas where the banks are located.
And in Greenville, Carolina First has been a key player in most everything from helping to recharge the Palmetto Expo Center that now bears the bank’s name, to helping with numerous charitable causes.
But as business and civic leaders noted last week, there’s no point in looking in the rear-view mirror. This is a dynamic community with forward-looking leaders, and they are always focusing on the next opportunity.
Just one encouraging example can be found in the story told by Joe Erwin on today’s op-ed page — the story of how Greenville landed Southwest Airlines. There are many such stories in Greenville’s past, and there will be more in its future.
Other positives include TD already has signaled it intends to stay here and grow. “This announcement is all about growth,” Bharat Masrani, president and chief executive officer of TD Bank, told The Greenville News . “We do not have a presence in South Carolina. It’s an important market for us.”
TD Bank officials have eagerly pointed out that “giving” is important to the company. The company’s charitable foundation contributed almost $14 million to various community groups last year, according to news reports, and that does not include employee donations and corporate sponsorships.
There’s every reason to believe TD Bank will be a good fit for this community.
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5.	Riverside National Bank Founder Vernon Smith: ‘I’m sorry’ By Tyler Treadway May 24, 2010 — TCPalm.com
FORT PIERCE — Vernon D. Smith says he’s sorry Riverside National Bank, the financial institution he founded in 1982, failed in mid-April. But he contended bank officials did nothing that was not “totally above board.”

“Anytime you’re the CEO of a company and it has problems, you feel badly,” Smith said Monday evening in his first interview since the bank’s demise. “I’m sorry that (Riverside) failed. I certainly wish TD Bank all the success in the world.”
The Fort Pierce-based Riverside, which quickly grew in the 1980s from a single office in a trailer into one of Florida’s largest independent community banks with 60 branches from Martin County to Volusia County by the time Smith retired in January 2009, was seized April 16 by the federal government and sold immediately to TD Bank National Association of Wilmington, Del.
Two years ago, Riverside was rated “excellent” by BauerFinancial, a research firm in Coral Gables. Then the bank lost $139 million in 2008 and $131 million in 2009, although it made a profit in the fourth quarter. BauerFinancial gave the bank zero stars for the September 2009 and December 2009 reports.
An agreement reached with the Federal Reserve Bank of Atlanta in January gave Riverside 60 days to submit “an acceptable written plan to maintain sufficient capital.”
The federal Office of the Comptroller of the Currency closed Riverside “because the bank was unable to maintain adequate capital to operate in a safe and sound manner,” according to a statement by the Federal Deposit Insurance Corp.
Smith blamed the bank’s failure on what he called a “double issue.”
Real estate markets dropping meant that homeowners couldn’t repay their mortgages.
“Banks invest in their communities,” Smith said, “and when the communities have various issues, it affects the banks.”
That was coupled with bonds the bank owned, that he said, “also depressed in value.”
Riverside was hit hard when Fannie Mae and Freddie Mac collapsed, making the bank’s securities in the mortgage giants worthless.
“A lot of banks in Florida are having problems as customers are unable to pay back their loans,” Smith said. “In hindsight, a lot of banks in general, and Riverside in particular, would have done fewer loans and made fewer investments. Obviously, we never realized that the real estate in this market would sell for half, or even less than half, of what it had been selling for.”
Asked if malfeasance by any bank official could also be blamed, Smith replied, “Nothing went on at all that I’m aware of that was not totally above board,” Smith said. “Everybody tried to do the best possible job they could do.”
Still, some longtime shareholders in the bank have complained they were kept in the dark about Riverside’s financial troubles until it was too late to sell their stock.
For about 25 years after the bank opened, shares of the privately traded Riverside stock were a proven money-maker and a hot commodity, paying significant dividends and skyrocketing in value.
By late 2007 and early 2008 the bank’s published buy-back price was $550 per share, and people were clamoring to pay much more than that.

In mid-2008, however, the dividends stopped and the bank withdrew its buy-back offer.
“The issue was that things got to the point that the bank wanted to retain capital in case the market got even worse,” Smith said. “And, in fact, the market did get worse.”
But when the bank wouldn’t buy its stock, no one else wanted to, either.
“What you find in a non-publicly traded company is that you don’t have a broad market (for shares of stock),” Smith said. “So when a lot of shareholders wanted to sell at one time, there was no market for them to sell their stock.”
Smith said he empathized with shareholders who lost substantial savings.
“Absolutely,” he said. “I’m one of them. Obviously, this was a real bad development, the way it worked out for all of us.”
Asked how much money he lost in Riverside’s failure, Smith replied, “a substantial amount of money.”
Smith said he was “mostly concerned about the (Riverside) employees and that they retain their jobs. I do feel that TD Bank will continue to provide jobs for the employees and take care of customers.”
TD Bank officials said they are not looking to lay off any of the approximately 1,100 employees but would probably hire more people as the company expands branch hours.
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6.	Southwest May Give Upstate an Edge in Competition for Corporate Headquarters By David Dykes May 24, 2010 — The Greenville News (SC)
The Upstate’s hopes for bringing more corporate headquarters here got a big boost when Southwest Airlines decided to add the region to its list of destinations.
It couldn’t have come at a better time, as Greenville has lost four high-profile corporate headquarters with offices downtown, including one last week when financially troubled South Financial Group merged with a Canada bank.
Southwest’s recent decision to fly to Greenville-Spartanburg International is a “real breakthrough” for recruiting business, Greenville Mayor Knox White said, citing conversations with corporate headquarters that “dissolved” over air service concerns while other prospects never showed up because of the high cost of fares.
While neither White nor County Council Chairman Butch Kirven would discuss specific prospects, state Rep. Dan Cooper of Piedmont, chairman of the House Ways and Means Committee, told The Greenville News that “there were five projects within Greenville County, three within the city that were significantly tied” to Southwest’s decision.

Headquarters are considered big prizes among business recruiters not only because of the high-paying, white-collar jobs attached to them but also because of the vendors that often follow, such as advertising agencies and information technology firms.
There’s also the corporate philanthropy that comes with headquarters — companies tend to be more generous to their hometowns, supporting charitable causes and the arts.
The loss of four headquarters raises questions about just how much more city and county officials need to do. In the cases of Liberty Corp., Bowater Inc., Nuvox and South Financial, there was probably little that civic leaders could have done to prevent their departures.
“If you look back at what’s happened with some of the headquarters, it’s really kind of been the way of the business world in recent years with acquisitions and mergers,” said Ben Haskew, chief executive of the Greenville Chamber of Commerce. “There’s very little as a community we can do when it comes to that sort of thing.
“That’s not to say that we shouldn’t do the best job that we can do to involve those companies,” he said. There are opportunities for regional headquarters and “perhaps once in a while the movement of a headquarters operation,” he said.
A key development will be home-grown companies “that will start here, be headquartered here, grow here,” Haskew said.
He cited the success of ScanSource, a Greenville-based distributor of specialty technology that was founded in 1992. The company has approximately 460 employees in Greenville and 1,150 worldwide.
Local efforts must be directed at technology, “high-impact” companies that own intellectual capital, Haskew said. “Where are the opportunities to help them grow to become bigger companies here, headquartered companies here?” he said.
In the 1960s and 1970s, many businesses were built that were later sold in the 1980s, including banks, insurance companies like Liberty and Colonial Life, and media companies, Hayne Hipp, the former chief executive officer of the former Liberty Corp. in Greenville, told The News last week.
“You do miss something from a civic point of view when you’re calling on a non-South Carolina based company as opposed to a South Carolina-based company,” he said. “It’s just a different dynamic, and you have to adjust from a civic point of view.”
“In the past, we’ve missed some opportunities to lure new business and industry to the Upstate because of our lack of affordable air service,” said Minor Shaw, vice chair of the airport commission. “Southwest will help us to change that.”
Officials at the Nashville Area Chamber of Commerce, said the arrival of Southwest more than a decade ago was a big help in making Nashville competitive for headquarters.
Companies thinking about moving their corporate offices invariably study air service as part of their planning, those officials said.
Veteran site consultants have said communities that expect to win the intense competition for headquarters relocations must adopt a deliberate strategy and execute it with vigor.

They have pointed to Tennessee, which spent years courting Nissan before the Japanese carmaker decided to move its North American headquarters to Nashville from Los Angeles in 2005.
Greenville site consultant Jeannette Goldsmith, who represented Nissan in the move, told The News that Tennessee first identified the best prospects among the companies that were already doing business in the state and worked to strengthen its relationships with them. Those included Nissan because of its longtime plant in Smyrna, outside of Nashville.
Tennessee’s efforts also included a new incentive especially for recruiting headquarters — a credit against the corporate income tax that allows companies to recoup relocation expenses.
The Upstate is home to a handful of high-profile headquarters and main office operations.
In Greenville County, those include the headquarters of Michelin North America, Hubbell Lighting and Bi-Lo as well as a major campus of Fluor Corp. and the engineering headquarters for General Electric Co.’s Energy unit.
Companies that call Spartanburg home include Denny’s, the restaurant chain, and Milliken & Co., the textiles and chemicals maker.
Nonetheless, Greenville doesn’t have the same reputation for being a good “tier two” headquarters town when compared with Nashville, Charlotte or Richmond, site consultants have said.
South Financial, which is being sold to Toronto-based TB Financial Group, in 2006 announced plans for a three-building complex near Interstate 85 and 600 jobs. That was before the global economic crisis hit.
Last June, South Financial said it would not be moving operations from downtown Greenville to the new complex. Instead, it’s trying to sell the I-85 property in a move it hopes will result in a new corporate headquarters for Greenville.
Lynn Harton, South Financial’s president and chief executive, told The News those efforts are continuing.
“We had what we thought was a really strong prospect that would have moved their business here,” Harton said, without identifying the company that would have relocated to Greenville from another region of the country.
“It would have been a great situation for everyone,” Harton said. “We worked hard on it, (state) commerce worked hard on it, the city worked hard on it. It’s a tremendous joint effort. It could come back up — who knows? But for the time being, they’ve decided to stay put.”
Harton wouldn’t speculate on the company’s reasons, but said “it was nothing negative about the area or the location because we know they went through an intense search process.
“It’s an attractive property,” he said. “Greenville is a very attractive location for business, so we are continuing to market it and we believe we’ll be successful in it.”

Meanwhile, TD Bank officials say their company will be a good corporate citizen. Bharat Masrani, chief executive of TD Bank, one of the 15th largest commercial banks in the U.S. with $152 billion in assets, said TD’s charitable foundation has about $100 million in funding and last year it contributed almost $14 million to various community groups. The figure doesn’t include community sponsorships and employee donations.
“Giving is very much part of our culture, of our values,” Masrani said. “In addition, we are a community bank. We are a local bank. Investing in our communities is a core principle for us, and we do that in every market that we operate. I see no reason why we would not do that in South Carolina.”
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7.	Riverside Founder Sued Over Loans Totaling $22 million By Tyler Treadway May 24, 2010 — TCPalm.com
FORT PIERCE — Vernon D. Smith, founder of the failed Riverside National Bank, is being sued in Circuit Court for alleged non-payment of three loans totaling more than $22 million to failed Colonial Bank in Alabama.
Riverside was seized by the Federal Deposit Insurance Corp. in mid-April and sold to TD Bank of Delaware; Colonial also was seized by the FDIC and sold to Branch Banking and Trust Co. of North Carolina, which filed the lawsuit against Smith.
Jason A. Rosenthal, an Orlando attorney who filed the lawsuit on behalf of BB&T, said none of the loans involved Riverside, adding that Colonial “made many loans to Mr. Smith and has filed several lawsuits against him.”
According the lawsuit, Smith owes the bank for three promissory notes for:
$1.25 million made June 16, 2006. As of May 1, Smith allegedly owed $1.1 million in principal and $257,764.66 in interest, with interest accruing at a rate of $757.55 a day.
$20 million made Sept. 14, 2005. As of May 1, Smith allegedly owed $19.75 million in principal and $3.55 million in interest, with interest accruing at a rate of $13,527.39 per day.
$2 million made Jan. 2, 2004. As of May 1, Smith allegedly owed $1.45 million in principal and $336,337.07 in interests, with interest accruing at a rate of $992.18 per day.
Smith said Monday evening he had “several loans with Colonial that were secured by Riverside Bank stock, and the bank stock has gone down in value. I had hoped we could settle this matter, but they’ve chosen to go to court.”
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8.	TD Bank Buy of Mercantile Brings Changes to Business Banking By Margie Manning

May 21, 2010 — Baltimore Business Journal
TD Bank Financial Group’s planned acquisition of The South Financial Group is likely to impact the bottom line of many small and mid-size business customers of Mercantile Bank.
TD Bank offers a wider array of products and larger loan limits than Mercantile, South Financial’s Florida banking operation, but TD Bank might also hike interest rates or make it tougher for business customers to get credit, banking experts said.
“They’ll be getting to know you,” Irv DeGraw, professor of finance and banking at St. Petersburg College, said of TD Bank’s initial meetings with Mercantile’s business customers. “They will look to reestablish relationships with business borrowers. That doesn’t mean they’ll throw them out, but they want to get to know them and get comfortable with them.”
Underwriting, review will differ TD Bank has been rapidly expanding in Florida, buying three failed banks in April prior to the May 17 announcement it would acquire South Financial for a steep discount of $191.6 million. The deal will make TD Bank the seventh largest bank in Florida by locations with 169 offices, including Mercantile’s 17 offices in the Tampa Bay area. TD Bank currently has no offices here.
South Financial was a strong commercial lender caught in the economic downturn, TD Bank said in a release.
Following the credit difficulties associated with home construction and commercial real estate development lending, South Financial brought in a new management team in 2008. That team has done a good job, putting in new operational parameters and risk approaches to the portfolio, said Kevin Gillen, TD Bank’s regional president for Florida and the southeastern U.S.
TD Bank will overlay its own credit standards on the remaining troubled loans, Gillen said.
As of March 31, about 4.2 percent of South Financial’s total assets were nonperforming, primarily because of the deterioration in residential construction and development-related loans, which are included in commercial real estate loans, according to an SEC filing by the bank. About 7 percent of South Financial’s total CRE loans are in the Tampa Bay area; 9.4 percent of the Bay area loans were not accruing interest as of March 31, the filing said.
TD Bank will have different processes for underwriting and reviewing loans than Mercantile, and there will be a period of adjustment for business customers, DeGraw said.
The biggest potential impact will be on small business customers’ credit lines, said Stanley Smith, a finance professor at University of Central Florida in Orlando. A bigger bank is more likely to have specific loan standards that are less flexible than a smaller bank, he said.
“The potential effect of the different standards is for the new bank to decide that the customer no longer meets their standards and decide to terminate the relationship or reduce the size of the relationship,” Smith said. “Alternatively the new bank may decide that the loan is riskier and increase the interest rate on the lending relationship.”
SBA focus

Bank acquisitions are a chance to cut costs, including closing branches and reducing staff. Gillen said Mercantile offices fit well with what TD Bank was looking for and he expects closings to be minimal. It’s too early to comment on headcount, he said.
Staff changes can impact small business customers, who could feel their lending relationship has been damaged, Smith said. There’s less chance an acquiring bank will lay off staff when it doesn’t have any operations in the area it is buying into, he said.
TD Bank, which has $152 billion in assets, is a much larger bank that can make larger loans and provide additional services Mercantile was not offering, particularly in treasury services, DeGraw said.
TD Bank is among the largest Small Business Administration lenders in the area it serves, Gillen said. “The heart and soul of the bank is small to mid-size businesses and closely held entrepreneurs.”
Tampa Bay has a great mix of middle-market businesses with revenue of $5 million to $50 million, and the bank is especially interested in the area’s health care companies, a specialty lending area for TD Bank, Gillen said.
There’s also an upside for companies that aren’t satisfied with the changes TD might bring, Smith said. That’s stepped-up competition for their banking business.
“Lending competitors in that market will recognize that some of the old customers will be unhappy with the new bank’s standards or personnel and they will try to obtain the small businesses’ financial services business relationship,” Smith said.
The deal
TD Bank Financial Group (NYSE: TD), the parent company of Toronto-Dominion Bank, said it would spend about $191.6 million to buy The South Financial Group (Nasdaq: TSFG), headquartered in Greenville, S.C.
South Financial’s banking subsidiary, Carolina First Bank, does business in Florida as Mercantile Bank.
TD Bank agreed to pay 28 cents in cash or 0.0004 shares of TD common stock for each share of South Financial common stock for a total of $61 million to South Financial shareholders. TD Bank will pay another $130.6 million for the South Financial preferred stock and warrants held by the U.S. Treasury that were awarded under the Treasury’s capital purchase program.
The deal is expected to close in the third quarter, pending approval of regulators and South Financial shareholders.
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INDUSTRY NEWS
1.	Senators Pick Financial Conferees

By Victoria McGrane and Damian Paletta May 25, 2010 — Wall Street Journal
Congressional leaders began putting together the team of U.S. lawmakers Monday that will finalize sweeping changes to U.S. financial markets, and the expected lineup suggests banks could face an uphill battle eliminating the more onerous curbs on their business.
U.S. Senate leaders are expected as soon as Tuesday to appoint seven Democrats and five Republicans. Senate Banking Chairman Christopher Dodd (D., Conn.) and Agriculture Chairman Blanche Lincoln (D., Ark.) are expected to play a key role for Democrats, while Sens. Richard Shelby of Alabama and Judd Gregg of New Hampshire are anticipated to be among those representing the GOP.
The roster of Senate Democrats, which is also said to include Sens. Patrick Leahy of Vermont and Tom Harkin of Iowa, suggests the conference will be dominated by veteran lawmakers. That could leave few seats for the Democrats elected in recent years who are generally seen as more friendly to business.
House lawmakers aren’t planning to name their members to the conference for at least another week or two. The Democratic delegation will be led by Rep. Barney Frank of Massachusetts, the chairman of the House Financial Services Committee and the chief architect of the House bill.
The House Democrats on the conference committee are expected to represent the more liberal wing of the party, including Reps. Maxine Waters of California and Luis Gutierrez of Illinois.
Other Democrats in the mix of possible conferees include Carolyn Maloney of New York, Paul Kanjorski of Pennsylvania, Mel Watt of North Carolina, Gregory Meeks of New York and Dennis Moore of Kansas.
Negotiations are expected to ramp up slowly, with House and Senate staff working over the next few weeks to narrow differences between the House and Senate bills to a core set of issues. The negotiations, which will be led by Mr. Frank and Mr. Dodd, likely won’t intensify until mid-June.
On some issues, the financial services industry can’t rely on Republicans for support. Two-thirds of the expected Senate conferees, including two of the possible GOP senators, voted for a amendment to the Senate bill that would give retailers greater leverage in negotiations with credit-card firms and banks over the fees for card transactions.
Banks and credit unions were blindsided by the Senate vote on the “swipe fee” amendment and have pledged to fight to eliminate it in conference. House lawmakers did not include such language in the version of the legislation they passed last December, but the strong support among likely Senate conferees could hold sway.
Other flashpoint issues include rules overhauling the legislation of derivatives and the process put in place to avoid federal bailouts of big financial institutions.
Sen. Gregg was not sanguine when asked Monday whether Republicans will be able to play a constructive role in the negotiations. “One would hope [Democrats] would include us in the process, but we’ve hoped that all along,” Sen. Gregg said, noting the limited success in finding areas of bipartisan agreement on the bill.

The Senate on Monday voted on a pair of nonbinding motions that could influence the negotiations, including giving a symbolic victory to auto dealers over the Obama administration and military groups. Senators voted 60-30 in favor of a “motion to instruct” that urges the conference to exempt auto dealers from a proposed consumer protection agency. The White House and Treasury Department have criticized auto dealers for targeting members of the military with unfair lending practices.
Formal conference committees were once a commonplace method of reconciling House and Senate differences on major bills, but have fallen out of fashion in recent years, because they can be unwieldy and risk putting on display the trade-offs made at the end of the legislative process.
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2.	EU to Propose Tax on Banks for Crisis Fund By Matthew Dalton May 25, 2010 — Wall Street Journal
The European Commission on Wednesday will propose requiring European Union governments to create bank crisis funds supported by up-front taxes on financial institutions, EU officials said Tuesday.
The proposal from the commission, the European Union’s executive arm, would include strict limits on how the funds can be used. It is intended to ensure that each EU government has the necessary tools and legal powers to cope with future financial crises without being forced to recapitalize banks repeatedly.
But the commission expects resistance from national governments, particularly on its insistence that the funds only be used to pay the costs of resolving a failed bank.
“We do not want the funds being used for recapitalization purposes,” an EU official said. “They should be there for a dedicated purpose.”
EU national governments may not want such limits at a time when they are desperately searching for revenue to cut their budget deficits.
The commission also suggests that national regulators may need the power to impose haircuts on the creditors of a bank that is near failure.
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3.	Obama to Urge Congress to Pass Small-Business Proposal By Jared A. Favole May 25, 2010 — Wall Street Journal
WASHINGTON—President Barack Obama is expected Tuesday to urge Congress to pass legislation that would create a $30 billion fund to incite banks to extend credit to small businesses, according to a White House official.

The proposal, which Mr. Obama outlined in February, is part of a broad effort by the administration to spur small-business growth amid a lending slowdown caused by the economic downturn. Such efforts include several tax breaks and changes to Small Business Administration lending programs.
The legislation will help the government “knock down the barriers that prevent small business owners from getting loans or investing in the future,” Mr. Obama will say, according to a copy of his prepared remarks.
The push for the House and Senate to act on Mr. Obama’s proposal comes after a government panel recently reported that the administration’s $700 billion financial bailout may not help small business growth. The panel also noted in its report that the government’s efforts to stabilize the financial sector haven’t increased small-business loans.
Mr. Obama is expected Tuesday to host small business leaders from across the country at the White House and will detail his push for swift passage by Congress. “This is an issue of putting our government on the side of the small-business owners who create most of the jobs in this country,” he will say. “It’s about unleashing the great power of our economy, and the ingenuity of our people.”
In addition to creating a $30 billion fund, the proposal would increase the maximum loan size for Small Business Administration loan programs, bring the capital gains tax to zero for small businesses and let small companies immediately expense investments in new equipment.
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The

South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON MAY 27, 2010
Daily News Brief
May 27, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1. TD Bank and TD AMERITRADE Join Forces in Support of Special Olympics — News Release [TD Bank’s Fred Graziano and TD AMERITRADE’s John Bunch are quoted.]
TD Bank, America’s Most Convenient Bank®, and TD AMERITRADE today announced a joint effort to support Special Olympics and the 2010 Special Olympics USA National Games scheduled for July 18-23 in Lincoln, NE. TD AMERITRADE has donated to each of the Nebraska, Texas, Utah, New Jersey, Maryland, Illinois, Southern California and Florida Special Olympics Programs.
2. TD Bank Q2 Profit Up As Loan losses Improve — Reuters
Toronto-Dominion Bank (TD.TO) said on Thursday its profit rose in the second quarter as loan losses fell to their lowest level in six quarters.
3. TD Bank Donates A Dozen Computers To Laptops For KidZ — Cape Cod Today (MA)
TD Bank has donated twelve IBM ThinkPad computers to the Masonic Angel Foundation’s Laptops for KidZ project. Established in March, Laptops for KidZ (LFK) places laptop computers with local schools to be sent home with children who would not otherwise have computer access outside school hours.
4. Bank Plan Doesn’t Excite Milford — New Haven Register (CT)
A former downtown anchor store, Harrison’s Hardware, may become the home of a TD Bank, which left members of the city’s Planning and Zoning and Economic Development commissions a little underwhelmed.
5. BankWatch: TARP Investments Lead to Huge Losses for U.S. Treasury — DailyFinance.com
As struggling banks get acquired or fail, the U.S. Treasury is shouldering a growing burden: Its investments in TARP are turning out to be a bust, leading to huge losses. And there are signs of more trouble ahead. [Toronto Dominion Bank is mentioned.]
6. TD Bank Financial Group Declares Dividends — News Release
The Toronto-Dominion Bank (the Bank) today announced that a dividend in an amount of 61 cents (sixty-one cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending July 31, 2010, payable on and after July 31, 2010, to shareholders of record at the close of business on July 6, 2010.
INDUSTRY NEWS
1. BofA, Citi ‘Repos’ Errors — Wall Street Journal
Bank of America Corp. and Citigroup Inc. incorrectly hid from investors billions of dollars of their debt, similar to what Lehman Brothers Holdings did to obscure its level of risk, company documents show.
2. ‘Fair Value’ Plan Could Cost Banks — Wall Street Journal
The Financial Accounting Standards Board proposed a requirement that banks use market values for loans on their books, a controversial move that could cause steep declines in the overall book value of some banks.
3. Lehman’s Bankruptcy Estate Sues J.P. Morgan — Wall Street Journal
Lehman Brothers Holdings Inc.’s estate sued J.P. Morgan Chase & Co., alleging J.P. Morgan illegally siphoned billions of dollars from Lehman in the days before the troubled investment bank filed for the largest bankruptcy in U.S. history.
4. In Feud Over Capital, FDIC Besting Fed — American Banker
The battle over an amendment to establish minimum capital requirements in the regulatory reform bill is the result of a long-standing feud between the Federal Deposit Insurance Corp. and the Federal Reserve Board.
TD BANK NEWS
1.	TD Bank and TD AMERITRADE Join Forces in Support of Special Olympics TD Bank kicks off its 2010 “Be a FAN!” campaign with the help of TD AMERITRADE on June 1, 2010 to raise money for Special Olympics Programs across the country May 26 2010 — News Release
CHERRY HILL, NJ, PORTLAND, ME, AND OMAHA, NE., May 26, 2010 — TD Bank, America’s Most Convenient Bank®, and TD AMERITRADE today announced a joint effort to support Special Olympics and the 2010 Special Olympics USA National Games scheduled for July 18-23 in Lincoln, NE. TD AMERITRADE has donated to each of the Nebraska, Texas, Utah, New Jersey, Maryland, Illinois, Southern California and Florida Special Olympics Programs.
In addition, June 1-July 31 marks the launch of the annual 2010 “Be a FAN!” campaign, which encourages customers and employees to support Special Olympics Programs at their local stores. This year, for the first time, TD AMERITRADE will also partake in the initiative, hoping to bolster donations through an employee giving program.
“We are delighted to be working together with our partners at TD Bank to support such a worthy cause,” said John Bunch, President, Retail Distribution, TD AMERITRADE.

“Special Olympics’ commitment to help individuals succeed is absolutely consistent with our values, and we are proud to be a sponsor.”
“We’re incredibly proud to unite under the TD Shield to support such a great cause,” said Fred Graziano, Head of Retail Banking for TD Bank. “We encourage our customers, employees and the community to contribute to this wonderful organization, and we believe this combined effort will have a positive impact for the athletes and their families across our local communities.”
“Associates at both TD AMERITRADE and TD Bank have not only been generous with their financial support, but have also pledged more than 10,000 hours of volunteer time at numerous Special Olympics events across the country,” said Bob Gobrecht, Managing Director for Special Olympics North America. “Together, by joining forces for the 2010 Be a FAN! campaign, we will have an even greater impact on the lives of people with intellectual disabilities—raising awareness and increasing overall support for Special Olympics both at the local and national levels.”
For more information on TD AMERITRADE, please visit. www.amtd.com.
For more information on TD Bank, America’s Most Convenient Bank®, please visit www.tdbank.com.
About TD AMERITRADE Holding Corporation
TD AMERITRADE Holding Corporation (NASDAQ: AMTD), through its brokerage subsidiaries,(1) combines innovative trading technology, easy-to-use and understand trading tools, investment services, investor education and superior client service to create a market-leading financial services experience. Now home to the award-winning thinkorswim brokerage and dynamic trading platform(2) and the Investools investor education program, TD AMERITRADE provides millions of retail investors, traders and independent registered investment advisors with the tools, service and support they need to help build confidence in today’s rapidly-changing market environment. For more information and resources for journalists, please visit the TD AMERITRADE newsroom at www.amtd.com.
(1)TD AMERITRADE, Inc., member FINRA (www.FINRA.org) /SIPC (www.SIPC.org) /NFA (www.nfa.futures.org) and TD AMERITRADE Clearing, Inc., member FINRA/SIPC..
(2 thinkorswim, prior to joining TD AMERITRADE, earned 4.9 stars, the top score, in the category “Trading Technology”, and was rated #1 overall online broker in Barron’s ranking of online brokers, 3/15/2010. thinkorswim was evaluated versus others in eight total categories, including trade experience, trading technology, usability, range of offerings, research amenities, portfolio analysis and reporting, customer service and education and costs. thinkorswim topped the list in 2006, 2007, 2009, and 2010 with the highest weighted-average score. Barron’s is a registered trademark of Dow Jones & Company © 2006—2010.
About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD

Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world’s leading online financial services firms, with more than 6 million online customers. TDBFG had $567 billion in assets on January 31, 2010. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
About TD Bank, America’s Most Convenient Bank®
TD Bank, America’s Most Convenient Bank, is one of the 15 largest commercial banks in the United States with $152 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 convenient locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine. TD Bank is a trade name of TD Bank, N.A. For more information, visit www.tdbank.com.
About Special Olympics
Special Olympics is an international organization that changes lives by encouraging and empowering people with intellectual disabilities, promoting acceptance for all, and fostering communities of understanding and respect worldwide. Founded in 1968 by Eunice Kennedy Shriver, the Special Olympics movement has grown from a few hundred athletes to more than 3.4 million athletes in more than 170 countries in all regions of the world, providing year-round sports training, athletic competition and other related programs. Special Olympics now takes place every day, changing the lives of people with intellectual disabilities in places like China and from regions like the Middle East to the community playgrounds and ball fields in every small neighborhood’s backyard. Special Olympics provides people with intellectual disabilities continuing opportunities to realize their potential, develop physical fitness, demonstrate courage and experience joy and friendship. Visit Special Olympics at www.specialolympics.org.
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2.	TD Bank Q2 Profit Up As Loan losses Improve May 27, 2010 — Reuters
Toronto-Dominion Bank (TD.TO) said on Thursday its profit rose in the second quarter as loan losses fell to their lowest level in six quarters.
Canada’s second-largest bank said net income was C$1.18 billion ($1.12 billion), or C$1.30 a share, in the second quarter ended April 30. That compares to C$545 million, or 59 Canadian cents a share, in the same period a year earlier.
When one-time items are excluded, the bank said adjusted income C$1.36 a share.
Analysts on average were expected a per share profit of C$1.38, according to Thomson Reuters I/B/E/S.
TD said provisions for credit losses, or the amount of money the bank set aside to cover bad loans, fell to C$365 million in the quarter from C$772 million a year earlier.

Tier 1 capital, a key measure of the capital adequacy of a bank, was 12.0 percent, at the low end of Canadian peers but well above most global rivals.
In April, TD completed a small FDIC-assisted acquisition to bolster its U.S. retail banking operation which is concentrated on the U.S. east coast. The deal for three Florida banks, which was not expected to be material to earnings, included Riverside National Bank of Florida.
In May, TD bought another troubled U.S. lender, South Financial Group, in an unassisted deal that expanded its presence in Florida and added a foothold in North and South Carolina. ($1=$1.05 Canadian) (Reporting by Andrea Hopkins; Editing by Derek Caney)
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3.	TD Bank Donates A Dozen Computers To Laptops For KidZ Recently created Masonic Angels organization matches kids in need with technology May 26, 2010 — Cape Cod Today (MA)
TD Bank has donated twelve IBM ThinkPad computers to the Masonic Angel Foundation’s Laptops for KidZ project.
Established in March, Laptops for KidZ (LFK) places laptop computers with local schools to be sent home with children who would not otherwise have computer access outside school hours.
Shortly after the Masonic Angel Foundation began the Laptops for KidZ pilot test, they met Richard Brothers, President of the Cape and Islands United Way. While MAF is not a “United Way agency”, Brothers saw an opportunity to put some of the businesses with which he works together with LFK to help out local children. Brothers introduced LFK to some of the bankers and business people who serve on his Board. One of these was Larry Squire of TD Bank.
TD Bank on Board
The folks at TD Bank had a few questions about the program, all of which were answered by LFK volunteers with Rich Brothers initially acting as a liaison. Once the bank executives’ questions were addressed, Mr. Squire authorized the donation of twelve IBM ThinkPad T41 notebook computers.
“Zapped” and ready for action
Prior to donating the laptops, TD Bank had the hard drives “zapped” and the machines reconditioned by a company that specializes in providing that service for banks’ retired computer hardware. The dozen ThinkPads were delivered to the Masonic Angel Foundation’s offices late Monday afternoon.
The Masonic Angels move fast. The very first ThinkPad is already configured and en-route to a local school. Quite contrary to the stereotype of New England Freemasons, the all-volunteer Masonic Angel Foundation is staffed by busy professionals and energetic retirees, all of who scramble when a child needs something. Indeed, one of the national standards of the Masonic Angel Fund program, first established at Orleans in 1998, requires that all requests for assistance be fulfilled within one business day.
“These computers aren’t doing kids any good sitting in boxes,” says LFK project director Mario Meré. “When we learned these laptops were inbound we had our local chapters instruct their school partners to get their requests ready. Time is of the essence because the school year is almost over.”
Speedy delivery
Speed is also the touchstone of the Laptops for KidZ project. “These computers aren’t doing kids any good sitting in boxes,” says LFK project director Mario Meré. “When we learned these laptops were inbound we had our local chapters instruct their school partners to get their requests ready. Time is of the essence because the school year is almost over.” MAF volunteers contacted their school partners about the laptops and made one follow-up attempt if they didn’t hear from the school. After that LFK moves on to another school. Schools that didn’t move quickly enough will be approached again when another batch of computers becomes available.
Speaking of speed, the genesis of Laptops for KidZ was accomplished in record time. In early March some of the Foundation’s volunteers attended a series of webinars on non-profit computer refurbishing projects. With the economy in a shambles, Mario Meré realized that if a family cannot provide basics for their kids (as evidenced by MAF benevolences over the winter) they could not afford to provide a computer for the children’s use. The further a child progresses through the grade levels the greater her disadvantage if she doesn’t have computer access outside regular school hours.
A diverse group of donors
Rather than adopting the traditional business model of selling refurbished computers to raise money, Meré saw an opportunity to refurbish donated laptops to send home with children with a documented educational need. On March 5th MAF decided to proceed with the Laptops for KidZ project pilot test. Within ten days a web site was created, separate funding was secured (so as not to impact existing programs) and the first donated laptops had arrived. Those first computers came from a diverse group of donors: a retired Army colonel, a local CPA and a local internet media company.
Quality control: Each of the IBM Thinkpads donated by TD Bank undergoes a rigorous inspection by Peter, one of MAF’s Maine Coon cats, prior to placement in a local school. The Masonic Angel Foundation was accepted in the Community Microsoft Authorized Refurbisher program (now called the Microsoft Registered Refurbisher program) on March 15th.
Technology equals speed and efficiency
The entire genesis of LFK was accomplished without a single meeting and with very minimal phone conference time. In fact, two of the organizers were in different parts of Florida at the time and the other was on the Cape. In MAF everyone knows their job and performs it with a minimum of “hand-holding”. Because the Foundation now oversees 142 chapters in twelve states, much of its operational work is done via the Internet. The Masonic Angel Foundation has no paid employees. It is 100% volunteer-operated to keep operating costs low.
Generosity in the business world

The TD Bank ThinkPads that are already spoken for will be configured and distributed to the schools immediately. LFK’s volunteers configure each laptop with Microsoft Windows XP Professional, provided at a generous charitable discount through the Microsoft Registered Refurbisher program. “Microsoft is astoundingly generous with us,” according to Foundation president and co-founder, Robert Fellows. “Through Microsoft’s citizenship licensing program we’re able to install genuine Windows on these laptops at a price that’s practically free,” Fellows reports. Most of the application software that the Foundation uses to run its offices is also donated by Microsoft.
Next week, the Foundation will hold a training session to broaden its group of volunteer computer refurbishers. Volunteers learn the basics of configuring Windows, software installation and troubleshooting.
“TD Bank has made possible a wonderful learning opportunity for a dozen local kids. The requests we received so far are significant needs with documented educational solutions.” — Mario Meré
Most of the laptops will be delivered to the schools configured with Windows XP Professional, Open Office and Avast anti-virus software. The schools often add specialized software selected to address one or more educational needs of the child with whom the computer will be placed.
Opportunities made possible by TD Bank
“TD Bank has made possible a wonderful learning opportunity for a dozen local kids. The requests we received so far are significant needs with documented educational solutions,” Meré reflected.
Over the next few months, CapeCodToday.com will provide exclusive coverage of the educational placement and outcomes of the “TD Bank Twelve”. The articles will be formed with reports from the school professionals that placed the laptops. The recipient children will, of course, not be identified. LFK’s volunteers hope this coverage will stimulate additional laptop donations.
A child’s privacy preserved
As with all activities of the Masonic Angel Fund, the program’s volunteers never know the identity of a recipient child. All transactions are conducted at arm’s length with the school professionals working as a go-between to preserve privacy. LFK does not accept direct requests from potential recipients. All requests must come through a school or other partner agency. LFK computers are configured in English and are only available to legal residents of the United States. The TD Bank laptops will be placed between Plymouth and Provincetown through local Masonic Angel Fund chapters.
LFK accepts functional notebook computers. “Functional” means that it will power up and is accompanied by its proper AC adapter. LFK does not accept donations of desktops, monitors or any Apple product. Donations to the 501(c)(3) Masonic Angel Foundation, Inc. are tax deductible.
For more information about the Laptops for KidZ program visit www.laptopsforkidZ.org.
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4.	Bank Plan Doesn’t Excite Milford By Brian McCready May 27, 2010 — New Haven Register (CT)
MILFORD — A former downtown anchor store, Harrison’s Hardware, may become the home of a TD Bank, which left members of the city’s Planning and Zoning and Economic Development commissions a little underwhelmed.
Economic Development Director Robert Gregory reported to EDC members Wednesday morning that the owners of the Harrison’s Broad Street site recently presented informal plans to the Planning and Zoning Board.
According to minutes from the zoning meeting, attorney John Knuff, who is representing TD Bank, and current owners Russ Barton and Brian Aberton wanted to gauge the reaction of zoning members to the proposal.
Zoning members and the EDC spoke about their preference that the old Harrison’s site be redeveloped for retail purposes in an effort to attract more people downtown. Officials said since Harrison’s closed in 2006 after an arson fire severely damaged the building, the downtown section of the city has not been the same.
Knuff told zoning members that because the project is along the Green, and the public has “nostalgia” for Harrison’s, any proposal would be heavily scrutinized. Knuff said Harrison’s does not have any true architectural significance.
The proposal includes demolishing the existing building because it is “decayed,” and there are numerous structural deficiencies, according to minutes of the zoning meeting. The site is on two-thirds of an acre, and the proposed bank would be 2,560-square-feet. A two-lane drive-thru would be added, along with 12 new parking spaces. There are currently 24 spaces there. No formal application has been filed.
Stephen McGrane, who is an architect, told zoning members that TD Bank officials would look to be “sensitive” to the aesthetics of other downtown buildings. However, some zoning members, according to the meeting’s minutes, raised concerns about the design of the proposed bank, and how it might not fit in with the New England Colonial charm of downtown.
PZB Chairwoman Susan Shaw expressed concern, saying Harrison’s was a retail anchor that drew people downtown, and retail has suffered downtown since it closed in 2006.
“The proposed project, not being a retail establishment, will have a negative impact on Broad Street,” Shaw said, according to the meeting’s minutes.
Other PZB members echoed Shaw’s concerns, stating that they would like to see a retail use like a restaurant redevelop the site.
Knuff responded by noting that the property has sat vacant for four years, which best highlights the market for the land.
At Wednesday’s EDC meeting, members discussed TD Bank’s interest in the Harrison’s site, and members also raised concerns that they would prefer a retail use for the site.

But EDC Chairman Cyrus Settineri said the facts are that the building has sat vacant for four years, and, by having a bank there, the site “could be turned into something that will be a positive.”
“It may not be something we wanted,” Settineri said.
He said the new owners have been without any rent for the land, and have a right to make money.
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5.	BankWatch: TARP Investments Lead to Huge Losses for U.S. Treasury By Pallavi Gogoi May 26, 2010 — DailyFinance.com
As struggling banks get acquired or fail, the U.S. Treasury is shouldering a growing burden: Its investments in TARP are turning out to be a bust, leading to huge losses. And there are signs of more trouble ahead.
Example: When Canada’s Toronto Dominion Bank (TD) bought a South Carolina bank earlier this month, it came with a hefty price tag for the U.S. Treasury Department — a 60% loss in its TARP investment. T
Turns out, this is only one among several hits that the Treasury and the U.S. taxpayer have taken recently. In fact the string of losses in TARP, the Troubled Asset Relief Program, isn’t only large, it’s gathering momentum.
TARP Takes Hits on Its Investments
To wit: The recent acquisition of Pacific Capital Bancorp (PCBC) by Texas billionaire Gerald Ford means a $145 million, or 80%, loss in the U.S. Treasury’s $181 million TARP investment in the Santa Barbara, California-based bank. And private equity firm Thomas Lee’s investment in Spokane, Washington-based Sterling Financial meant a 75% haircut in the $303 million Treasury investment.
These losses showcase how poorly many of the Treasury Department’s TARP investments have fared. Still, on May 21, the Treasury Department grabbed headlines when it notified Congress that the cost of TARP has decreased by $11.4 billion to $105.4 billion. While that is no small achievement — given that less than a year ago, the estimated cost topped $340 billion — it hides the stream of investment losses that the Treasury is taking almost weekly from several of its TARP recipients, costing taxpayers dearly.
Just days before, on May 17, the Treasury took a 60% hit to its $347 million TARP investment in a South Carolina bank named The South Financial Group (TSFG), which was awarded the cash in December 2008. At the time, H. Lynn Harton, CEO of South Financial said: “The Treasury Department’s investment is a vote of confidence in TSFG and enhances our ability to support economic growth in the communities we serve.”
In fact, the “vote of confidence” investment turned out to be a bust. The Treasury Department is getting just $130.6 million in cash in return for its $347 million TARP investment. Canada’s Toronto Dominion Bank, part of TD Bank Financial Group (TD), is acquiring South Financial Group’s outstanding shares for a mere $61 million.
Losses in Failed Banks Are Mounting
As we are seeing, the story of the TARP losses is being repeated over and over again. Just this month, the Treasury Department lost all of its $84.8 million TARP investment in Midwest Bank & Trust of Illinois. The 23-branch bank was seized by the Federal Deposit Insurance Corporation in mid-May. That was on top of a $2.3 billion loss when CIT Group (CIT) filed for bankruptcy last year, the $298 million loss at failed bank UCBH Holdings and an additional $4.1 million in Pacific Coast National Bancorp.
There are signs of more trouble ahead. More and more banks that took TARP funds are under so much stress that they aren’t paying dividends to the U.S. Treasury. The failed Midwest bank was just one of 104 TARP recipients that hadn’t paid dividends, according to Neil Barofsky, the special inspector general of TARP. Barofsky says that as of March, unpaid dividends totaled $188.9 million.
Besides, it’s anyone’s guess how many banks that took TARP funds are part of the recently updated FDIC “Problem List” of 775 banks at the end of the first quarter of 2010, an increase from 702 in the previous quarter.
Don’t Hold Your Breath
Barofsky also said that it’s quite unlikely that the Treasury will get back all of the $84.8 billion that it handed out to the auto companies and their financial arms or that it will see much of the $50 billion that’s earmarked for home loan modifications.
Still, Treasury officials like to point out that the primary objective of the Troubled Asset Relief Program has been achieved.
“TARP has succeeded in achieving its intended goal of stabilizing the economy and putting America back on track for future growth,” said Herb Allison, Treasury’s Assistant Secretary for Financial Stability. “Not only have we averted an economic catastrophe, we’re in a stronger position sooner than anyone predicted.”
To be sure, TARP has played a big role in stabilizing the financial system. However, much of the calming seems to have taken place in the larger banks, while the smaller banks are still reeling from the economic recession and bad loans. And it’s still up for debate whether the TARP investments in hundreds of banks achieved much. After all, TARP funds were later handed out to spur lending and shore up capital.
Lending Picture Still Dismal
However, as federal regulators’ numbers show, lending has hardly picked up and banks continue to weaken as an increased number slide into failure. At last count, the FDIC had seized 238 banks since 2008, and 73 of the failures occurred just since the beginning of the year.
Indeed, in the most recent widely watched survey of bank loan officers, the Federal Reserve found that overall lending standards were unchanged in the first quarter since the same time last year. What’s more, terms on loans to households and businesses, especially from small to mid-size banks, continued to tighten.

While it’s true that an economic catastrophe has been averted, as the U.S. Treasury’s Allison claims, as the Fed data shows, it’s certainly up for debate whether TARP has been successful in achieving its many goals as the losses mount.
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6.	TD Bank Financial Group Declares Dividends May 27, 2010 — News Release
TORONTO, May 27 /CNW/ — The Toronto-Dominion Bank (the Bank) today announced that a dividend in an amount of 61 cents (sixty-one cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending July 31, 2010, payable on and after July 31, 2010, to shareholders of record at the close of business on July 6, 2010.
In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the Plan).
Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury. At this time, the Bank has decided to continue to issue shares from treasury, at a 1% discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.
Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate.
In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on July 5, 2010. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.
The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after July 31, 2010, to shareholders of record at the close of business on July 8, 2010:
•	Series M, in an amount per share of $0.29375;

•	Series N, in an amount per share of $0.2875;

•	Series O, in an amount per share of $0.303125;

•	Series P, in an amount per share of $0.328125;

•	Series Q, in an amount per share of $0.35;

•	Series R, in an amount per share of $0.35;

•	Series S, in an amount per share of $0.3125;

•	Series Y, in an amount per share of $0.31875;

•	Series AA, in an amount per share of $0.3125;

•	Series AC, in an amount per share of $0.35;

•	Series AE, in an amount per share of $0.390625;

•	Series AG, in an amount per share of $0.390625;

•	Series AI, in an amount per share of $0.390625; and

•	Series AK, in an amount per share of $0.390625.
The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending July 31, 2010, and all future dividends will be eligible dividends unless indicated otherwise.
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INDUSTRY NEWS
1.	BofA, Citi ‘Repos’ Errors Disclosures Cite Accidental Misclassification of Borrowings; No Material Impact By Michael Rapoport May 27, 2010 — Wall Street Journal
Bank of America Corp. and Citigroup Inc. incorrectly hid from investors billions of dollars of their debt, similar to what Lehman Brothers Holdings did to obscure its level of risk, company documents show.
In recent regulatory filings, the banks disclosed that over the past three years, they at times erroneously classified some short-term repurchase agreements, or “repos,” as sales when they should have been classified as borrowings. Though the classifications involved billions of dollars, they were relatively small amounts for the banks.
A bankruptcy-court examiner said Lehman had been doing the same thing to make its balance sheet look better before it filed for bankruptcy in September 2008, using a strategy dubbed “Repo 105” that helped the Wall Street firm move $50 billion in assets off its balance sheet.
BofA and Citi say their misclassifications were due to errors — not an attempt to make themselves look less risky, which examiner Anton Valukas said was Lehman’s motivation. The disclosures, made after federal securities regulators began asking financial firms about their repo accounting, were included in quarterly filings this month but not highlighted.
The disclosures come amid a series of revelations about how banks obscure their risk-taking before reporting their finances to the public, a practice known in the financial world as “window dressing.”
Bank of America and Citigroup were among the banks cited in a page-one Wall Street Journal article on Wednesday detailing how financial firms temporarily shed repo debt at the ends of quarters, when they report their finances to investors. Since the financial crisis began, both banks often have reduced their quarter-end repo debt from their average borrowings for the same quarter. That activity didn’t involve misclassifying repo loans as sales.
Repos are short-term loans that allow banks to take bigger risks on securities trades; classifying the transactions as sales instead of borrowings allows a firm to take assets off its balance sheet and thus reduces its reported leverage, or assets as a multiple of equity capital.

Federal securities rules bar financial firms from intentionally masking debt to deceive investors. There is no indication that Bank of America or Citigroup misclassified their repos intentionally or that the Securities and Exchange Commission will take any action. An SEC spokesman declined to comment.
The amounts Bank of America and Citigroup cite are relatively small. The misclassifications had tiny impacts on the banks’ reported leverage, and none at all on their earnings or shareholder equity. The banks didn’t restate any financial statements.
Bank of America said the misclassified transactions in certain quarters over the past three years — ranging from $573 million to as much as $10.7 billion — “represented substantially less than 1% of our total assets” and had no material impact on its balance sheet, earnings or borrowing ratios.
Citigroup said the misclassified transactions — of $5.7 billion as of the end of 2009, and as much as $9.2 billion over the past three years — involved “a very limited number of our business units” that “used this type of transaction in very small amounts.” It also said its errors were immaterial to its financial statements. “At no point in time was the impact of these sales transactions large enough to have a noticeable impact on our published leverage ratios.”
By comparison, both banks have more than $2 trillion in assets.
The SEC had asked big banks in March for more information about their repo accounting in the wake of the Lehman bankruptcy report. That inquiry hasn’t found any widespread inappropriate practices, SEC chief accountant James Kroeker told a congressional subcommittee last week.
But Mr. Kroeker said the SEC has asked several companies to provide more disclosure about their repo accounting in their securities filings. Bank of America and Citigroup indicated they had found their errors on their own initiative.
More broadly, the SEC is now considering stricter disclosure and a clearer rationale from firms about quarter-end borrowing activities. The agency may extend these rules to all companies, not just banks. The potential new rules, disclosed by SEC Chairman Mary Schapiro at a congressional hearing last month, came two weeks after the Journal’s initial article about banks’ debt-masking activity.
Separately, Bank of New York Mellon Corp. said in a securities filing that it had found some small errors in its repo accounting over the past three years. The bank said it didn’t use Repo 105 transactions.
The errors have been corrected, and none of them were material to the bank’s financial statements, the bank said in the filing. A Bank of New York Mellon spokesman declined to comment further.
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2.	‘Fair Value’ Plan Could Cost Banks By Michael Rapoport

May 27, 2010 — Wall Street Journal
The Financial Accounting Standards Board proposed a requirement that banks use market values for loans on their books, a controversial move that could cause steep declines in the overall book value of some banks.
If the rule-making panel for accounting procedures approves the change, U.S. banks would have to adjust the value of their loan portfolios to the ups and downs of the market, instead of the longstanding practice of using adjusted original cost.
Using original cost “is kind of out-of-date,” said Robert Herz, FASB’s chairman. “From a balance-sheet perspective, a lot of people want to see what things are actually worth now.”
Banks have long opposed any shift to so-called “fair-value” accounting of loans. Most bank balance sheets are packed with loans held at their original cost. Under the FASB proposal announced Wednesday, both the fair value of a company’s loans and their amortized original cost would have to be shown on the balance sheet.
Any quarterly changes or fluctuations in fair value would have to be incorporated into the company’s assets, affecting shareholder equity, or assets minus liabilities. Some of the revisions to shareholder equity could be dramatic given depressed real-estate values and the struggling U.S. economy.
Edward Yingling, president and chief executive of the American Bankers Association, a trade group, said the proposal “presents significant problems, not only for banks, but also the general economy.” The change would undermine the availability of credit because any bank making a long-term loan would immediately see that loan lose value under the new accounting standard, he said.
Critics of applying fair value to loans have said the existing use of fair value has deepened the financial crisis by forcing financial firms to take unjustified losses on assets that shrank in value when market conditions worsened temporarily.
Banks already disclose the fair value of loans in footnotes filed with their financial statements.
Still, supporters of applying fair value to loans on the balance sheet have said it would help investors by making bank balance sheets clearer and more accurate.
FASB’s move takes a tougher line than the International Accounting Standards Board, which has proposed that non-U.S. companies carry their loans at amortized cost, as long as their business model is to hold on to their loans and collect the payments on them rather than selling the loans. The difference between the two approaches complicates a major effort to bring U.S. and non-U.S. accounting rules closer together.
FASB is accepting public comments on its proposal until Sept. 30. The accounting board plans to hold public meetings on the move in October. Possible reconsideration and a final vote by FASB would come later.
Most of the 7,932 federally insured commercial banks and savings institutions in the U.S. as of March 31 were small. At many of those institutions, two-thirds or more of the balance sheet is made up loans held at their original cost.

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3.	Lehman’s Bankruptcy Estate Sues J.P. Morgan By Mike Spector and Susanne Craig May 27, 2010 — Wall Street Journal
Lehman Brothers Holdings Inc.’s estate sued J.P. Morgan Chase & Co., alleging J.P. Morgan illegally siphoned billions of dollars from Lehman in the days before the troubled investment bank filed for the largest bankruptcy in U.S. history.
The lawsuit alleges that J.P. Morgan Chief Executive James Dimon and other top executives used inside knowledge to take advantage of Lehman as its financial state worsened. J.P. Morgan, the suit alleged, coerced Lehman to turn over $8.6 billion in collateral in September 2008, triggering a liquidity squeeze that contributed to Lehman’s collapse. The estate is hoping to recoup billions in collateral the bank demanded, and billions in other damages.
J.P. Morgan spokesman Joe Evangelisti said the lawsuit “is ill-conceived and meritless, and we will vigorously defend it.”
The lawsuit, long expected, contains among the most-significant allegations to date about the interplay between Lehman and its onetime Wall Street brethren.
J.P. Morgan served as Lehman’s main “clearing bank,” meaning it acted as a middleman between Lehman and its lenders and investors. In this capacity, it knew more than most market players about Lehman’s financial condition, which was growing more dire in the summer and fall of 2008.
Read More
Lehman-J.P. Morgan lawsuit Lehman Plans a Tough Fight Against Banks on Loss Claims 5/4/2010The Two Faces of Lehman’s Fall 10/6/2008The lawsuit alleges J.P. Morgan used this advantage to squeeze billions of dollars out of Lehman by demanding more collateral to cover its risks, ensuring J.P. Morgan “would stand ahead of all other [Lehman creditors]—not just for its clearance exposure, but for all possible exposure that could result from [a Lehman] bankruptcy.”
Lehman bowed to J.P. Morgan’s demands, said the suit, claiming Lehman feared that if J.P. Morgan ceased its clearing activities, it would have triggered the firm’s immediate collapse.
A bankruptcy-court examiner found in a recent report that Lehman could pursue a legal claim against J.P. Morgan for making “excessive collateral requests,” though he labeled it “not a strong claim.” The examiner said Lehman could have a legal claim to claw back $6.9 billion of the $8.6 billion pledged to J.P. Morgan.
The bankruptcy-court examiner assailed Lehman for using certain accounting techniques to mask its leverage and mislead market participants before its collapse. Meantime, J.P. Morgan was among the only institutions to continue lending to Lehman before and after its bankruptcy.
J.P. Morgan’s Mr. Evangelisti said: “As the examiner’s report makes clear, it was the ill-advised decisions of Lehman itself and its principals to take on perilous leverage and to double-down on subprime mortgages ... and not any conduct by J.P. Morgan that led to Lehman’s demise and the enormous losses to its various constituencies.”
He added that there was “absolutely no inappropriate use of confidential information by any employee.”
Lehman outlined a series of events in which it claimed J.P. Morgan took advantage of being the “ultimate insider” and contributed to Lehman’s tumble into bankruptcy court. The following timeline is based on Lehman’s versions of events contained in the suit:
Experience WSJ professional Editors’ Deep Dive: Cash Collateral in DisputeENP NEWSWIRE Goldman’s ResponseDow Jones Corporate Filings Alert
Judge OKs Settlement of J.P. Morgan ClaimEconomist Intelligence Unit No Accounting for DeceptionAccess thousands of business sources not available on the free web. Learn More In late August, J.P. Morgan, aware that Lehman’s situation was deteriorating, asked Lehman to revise its clearance agreement to give J.P. Morgan added protections.
Not long after, in early September, senior J.P. Morgan and Lehman executives met to discuss Lehman’s upcoming quarterly results. J.P. Morgan was given access to Lehman’s books and records.
On Sept. 9, Mr. Dimon met with Federal Reserve Chairman Ben Bernanke and Treasury Secretary Hank Paulson to discuss Lehman’s fate and the government’s intention to avoid rescuing the firm. Those meetings prompted J.P. Morgan to accelerate efforts to get Lehman collateral, the suit alleges.
The same day, Steve Black, co-head of J.P. Morgan’s investment banking division, agreed to send a deals team to Lehman to discuss pumping money into the troubled firm—an idea Mr. Dimon had discussed with Lehman’s chief executive, Richard Fuld.
But J.P. Morgan instead sent bankers to probe Lehman’s records and plans, Lehman’s suit alleges. The team later told Mr. Dimon and others that Lehman wanted a credit line from J.P. Morgan. In an email, Mr. Black responded by asking about the “drugs they apparently have been taking to think that we would do something like that.”
In the evening hours of Sept. 9, J.P. Morgan’s in-house lawyer, Diane Genova, called Andrew Yeung, a junior Lehman lawyer, alerting him that J.P. Morgan was drafting a new set of security agreements Lehman needed to sign before it released earnings results the next morning, the suit alleges.
Executives authorized to sign the agreement, including finance-chief Ian Lowitt, were unavailable, the suit alleges. J.P. Morgan told Mr. Yeung that Mr. Fuld, Lehman’s CEO, had agreed to the new deal’s terms in a conversation with J.P. Morgan’s Mr. Black. Lehman said in the complaint that was “untrue.”
The new agreement gave J.P. Morgan broader protections, requiring Lehman’s holding company give broad guarantees to all J.P. Morgan’s exposures to all Lehman entities, regardless of their nature. The new deal also canceled Lehman’s access to previously pledged collateral through an overnight account, the suit alleges.
With the threat of J.P. Morgan stopping clearing activities looming, Mr. Yeung sent the agreement back, signed by Lehman treasurer Paolo Tonucci.

J.P. Morgan demanded more collateral over the next week, culminating in a $5 billion request late Sept. 11. Senior Lehman officers circulated a “Back-Up Contingency Plan” that noted J.P. Morgan continued to ask for collateral. “If we don’t provide the cash, they refuse to clear, we fail ... , ” part of the plan said.
On Sept. 12, Lehman delivered “what was essentially its last available $5 billion in cash,” the complaint said. Over the weekend, Lehman “repeatedly” requested access to some of the collateral to stay afloat long enough to sell itself or wind down. J.P. Morgan refused.
The government declined to rescue Lehman. On Sept. 15, the then fourth-largest investment bank in the U.S. filed for bankruptcy, setting off the financial crisis.
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4.	In Feud Over Capital, FDIC Besting Fed By Donna Borak May 27, 2010 — American Banker
WASHINGTON — The battle over an amendment to establish minimum capital requirements in the regulatory reform bill is the result of a long-standing feud between the Federal Deposit Insurance Corp. and the Federal Reserve Board.
The FDIC, which has argued for years that trust-preferred securities are a form of debt, not equity, successfully convinced Sen. Susan Collins, R-Maine, to add a provision to the Senate reform bill that would ban banks from counting trust-preferreds as Tier 1 capital — a move that would erase billions of capital from the system.
“We don’t believe it absorbs losses,” said Jason Cave, deputy to the FDIC chairman for supervision issues, of trust-preferred securities. Citing last year’s stress tests, he said TRUPS did not provide “meaningful capital support for large banks.”
But the Fed argues the amendment goes too far and would undermine its ability to negotiate with international regulators on the proposed Basel III capital accord. The central bank has long defined what counts as core capital for bank holding companies, and ruled in 1996 that trust-preferreds can account for up to 25% of Tier 1 capital.
“The Fed was the one that allowed it years ago and they don’t admit to any mistakes,” said Paul Miller, an analyst with Friedman, Billings, Ramsey Group Inc. “The FDIC doesn’t have the regulatory power to eliminate it. The FDIC by themselves can’t shut it down.”
The Collins amendment would set minimum capital ratios for holding companies in part by referring to a 1991 law detailing prompt corrective action standards, which do not include trust-preferred securities in the ratio of Tier 1 capital to total assets.
The Fed opposes the amendment, which passed with little debate by voice vote, and has joined bankers in trying to remove or alter it when House and Senate lawmakers meet to hash out differences between their bills.
The Fed has argued that putting capital ratios into law is a mistake, preferring to leave such standards up to agency discretion.

“You can’t be in the business of dealing with specific capital instruments, particularly hybrid instruments, in legislation ... that’s the wrong place to do it,” said Oliver Ireland, a former Fed lawyer and now a partner at Morrison & Foerster.
But it seems clear that regulators have been moving to eliminate trust-preferred securities as Tier 1 capital on their own. In interviews with current and former regulators as well as industry officials, few offered any defense of treating trust-preferreds as capital, noting they are a form of debt.
“Regulators have a strong preference for equity as the dominant source of Tier 1 capital,” said Kevin Jacques, the Boynton D. Murch Chair in Finance at Baldwin-Wallace College and a former Treasury Department official. “It is the ultimate loss-absorbing element.”
Ireland said investors also clearly favored equity.
“What we saw in the recent crisis is the market preferred tangible market equity,” he said. “The way they seemed to judge institutions was on tangible market equity. The market was less confident with other types of capital instruments.”
Industry officials and the Fed are trying to ensure any change that does take place has a transition period.
“Suddenly taking something away that has been considered capital can be quite problematic,” said Randall Kroszner, a former Fed governor and economics professor at the University of Chicago. “You really need to give institutions enough time to be able to make adjustments.”
The Collins amendment would affect all holding companies immediately if the bill becomes a law as is. But Collins has said her intention was to limit its impact to holding companies with more than $500 million of assets. Collins also has indicated that she would support some type of transition period. The banking industry has argued that existing trust-preferreds should be grandfathered.
The FDIC said it backs phasing in the requirement.
“There is some recognition that holding companies that rely heavily on trust-preferreds may not be able to get out of that immediately,” said Paul Nash, deputy to the FDIC chairman for external affairs. “We want to recognize the market realities and give them some time to do it, but there will be no new trust-preferred issued that will count as Tier 1 capital.”
Nash said he expects the final bill will include a transition period to give holding companies the chance to divest themselves of trust-preferreds and add new capital.
But the Fed is also concerned because the provision hurts its bargaining position on Basel III. Late last year, the Basel Committee on Banking Supervision proposed eliminating trust-preferreds as Tier 1 capital, but agreed to continue to talk about the issue.
Many said the Fed had hoped to extract some concessions from international regulators for eliminating trust-preferreds, a move that would not be possible if they were already not counted as Tier 1 capital. “They’re currently in negotiations for Basel III and the Europeans are trying to eliminate TRUPS as capital,” Miller said. “They really feel this undermines their negotiations.”

Another industry source, who spoke on condition of anonymity, agreed. “It really undermines the U.S. position,” the source said. “The Europeans can say, ‘Wait a minute, one of your own sister agencies doesn’t believe it should count, and Congress passed it.’ “
Industry representatives said the issue should receive a full airing from Congress and regulators so that its impact is fully understood. They estimate that roughly 644 banks — mostly mid-sized institutions — would be hurt by the provision, and eliminate close to $130 billion in capital. “When you are going to address $130 billion-plus in capital in the banking system it warrants a hearing, it warrants a discussion, it warrants that people understand the ramifications of what they are doing before they do it,” said Diane Casey-Landry, senior executive vice president and chief operating officer of the American Bankers Association.
For now at least, it seems likely that some part of the Collins amendment will survive. In a briefing with reporters on Wednesday, Michael Barr, the Treasury assistant secretary of financial institutions, expressed support for the measure. “We 100% share the goal of the Collins amendment,” he said. “The basic goal of the Collins amendment is there should be higher capital in the system going forward. Large banks and large bank holding companies, particularly firms that are interconnected should hold significantly more capital than their smaller counterparties.”
Still, Barr alluded to unspecified fixes to the provision. “There’s some technical issues in the drafting that we hope to work through in the conference process,” he said.
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-

Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.